As confidentially submitted to the Securities and Exchange Commission on February 8, 2019.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Mayville Engineering Company, Inc.

(Exact name of registrant as specified in its charter)

Wisconsin	3460	39-0944729
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

715 South Street

Mayville, Wisconsin 53050

(920) 387-4500

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Robert D. Kamphuis

Chairman, President & Chief Executive Officer

Mayville Engineering Company, Inc.

715 South Street

Mayville, Wisconsin 53050

(920) 387-4500

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Russell E. Ryba Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, Wisconsin 53202 (414) 297-5668	Christopher D. Lueking Latham & Watkins LLP 330 North Wabash Avenue, Suite 2800 Chicago, Illinois 60611 (312) 876-7700

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, no par value per share	$	$

(1)	Includes the aggregate offering price of additional shares that the underwriters have the right to purchase from the registrant.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.
(3)	To be paid in connection with the initial public filing of the registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated                 , 2019

PRELIMINARY PROSPECTUS

            Shares

MAYVILLE ENGINEERING COMPANY, INC.

COMMON STOCK

This is the initial public offering of common stock of Mayville Engineering Company, Inc. We are offering                shares of our common stock.

Prior to this offering, there has been no public market for our common stock. We anticipate that the initial public offering price for our common stock will be between $        and $        per share. We intend to apply to list our shares of common stock on the                  under the symbol “        .” We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, will be subject to reduced public company reporting requirements.

Investing in our common stock involves substantial risk. See “Risk Factors” on page 15.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1) We have agreed to reimburse the underwriters for certain expenses. See “Underwriting.”

Delivery of the shares of common stock is expected to be made on or about                , 2019.

We have granted the underwriters a 30-day option to purchase up to an additional                 shares of our common stock at the initial public offering price less underwriting discounts and commissions.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Baird

             , 2019.

You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized any other person to provide you with any information, or to make any representations, other than as contained in this prospectus, in any amendment or supplement hereto or in any free writing prospectus prepared by us or on our behalf and delivered or made available to you. Neither we nor the underwriters take responsibility for or provide assurance as to the reliability of any information or representations that others may give you. This prospectus is an offer to sell only the shares of our common stock offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date hereof, and we undertake no obligation to update such information, except as may be required by law.

i

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry, our market share and the markets that we serve is based on information from third-party sources (including industry publications, surveys and forecasts) and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of such industry and markets that we believe to be reasonable. Although we believe the data from these third-party sources is reliable, we have not independently verified any such information. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by third-parties and by us.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties, such as statements related to future events, business strategy, future performance, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek,” “anticipate,” “plan,” “continue,” “estimate,” “expect,” “may,” “will,” “project,” “predict,” “potential,” “targeting,” “intend,” “could,” “might,” “should,” “believe” and similar expressions or their negative. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on management’s belief, based on currently available information, as to the outcome and timing of future events. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those expressed in such forward-looking statements. When evaluating forward-looking statements, you should consider the risk factors and other cautionary statements described in “Risk Factors.” We believe the expectations reflected in the forward-looking statements contained in this prospectus are reasonable, but no assurance can be given that these expectations will prove to be correct. Forward-looking statements should not be unduly relied upon.

Important factors that could cause actual results or events to differ materially from those expressed in forward-looking statements include, but are not limited to, those described in “Risk Factors” and the following:

●	failure to compete successfully in our markets;

●	risks relating to developments in the industries in which our customers operate;

●	our ability to maintain our manufacturing, engineering and technological expertise;

●	the loss of any of our large customers or the loss of their respective market shares;

●	risks related to scheduling production accurately and maximizing efficiency;

●	our ability to realize net sales represented by our awarded business;

●	our ability to successfully identify or integrate acquisitions;

●	risks related to entering new markets;

●	our ability to develop new and innovative processes and gain customer acceptance of such processes;

●	our ability to recruit and retain our key executive officers, managers and trade-skilled personnel;

●	risks related to our information technology systems and infrastructure;

ii

●	manufacturing risks, including delays and technical problems, issues with third-party suppliers, environmental risks and applicable statutory and regulatory requirements;

●	political and economic developments, including foreign trade relations and associated tariffs;

●	volatility in the prices or availability of raw materials critical to our business;

●	results of legal disputes, including product liability, intellectual property infringement and other claims;

●	risks associated with our capital-intensive industry;

●	risks related to our treatment as an S Corporation prior to the consummation of this offering;

●	risks related to our employee stock ownership plan’s treatment as a tax-qualified retirement plan;

●

our ability to remediate the material weaknesses in internal control over financial reporting identified in preparing our financial statements included in this prospectus and to subsequently maintain effective internal control over financial reporting; and

●	other risks and factors listed under “Risk Factors” and elsewhere in this prospectus.

These factors are not necessarily all of the important factors that could cause actual results or events to differ materially from those expressed in forward-looking statements. Other unknown or unpredictable factors could also cause actual results or events to differ materially from those expressed in the forward-looking statements. Our future results will depend upon various other risks and uncertainties, including those described in “Risk Factors.” All forward-looking statements attributable to us are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date hereof. We undertake no obligation to update or revise any forward-looking statements after the date on which any such statement is made, whether as a result of new information, future events or otherwise.

iii

PROSPECTUS SUMMARY

This summary highlights basic information about us and this offering contained elsewhere in this prospectus. Because it is a summary, it does not contain all the information you should consider before investing in our common stock. You should read and carefully consider this entire prospectus before making an investment decision, especially the information in “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes. Except as otherwise indicated or required by the context, all references in this prospectus to the “Company,” “MEC,” “we,” “us” or “our” refer to Mayville Engineering Company, Inc. and its consolidated subsidiaries.

Our Company

MEC is a leading U.S.-based contract manufacturer that provides a broad range of prototyping and tooling, production fabrication, coating, assembly and aftermarket components. Our customers operate in diverse end markets, including heavy- and medium-duty commercial vehicles, construction, powersports, agriculture, military and other end markets. We have developed long-standing relationships with our blue chip customers based upon a high level of experience, trust and confidence. “We Make Things Simple” by providing a diverse set of process offerings and a “one stop shop” for end-to-end solutions with benefits throughout the entire product lifecycle, including front-end collaboration in design and prototyping, product manufacturing, aftermarket components and ancillary supply chain benefits. Founded in 1945 and headquartered in Mayville, WI, we are a leading Tier I U.S. supplier of highly engineered components to original equipment manufacturer, which we sometimes refer to as an OEM, customers with leading positions in their respective markets.

Our customers’ complex products require a unique combination of our capabilities that allow us to achieve a customized offering to satisfy our customers’ desired outcomes. Our capabilities, which include, but are not limited to: metal fabrication, tube bending and forming, robotic part forming, robotic welding, resistance welding, five-axis tube and fiber laser cutting and custom coatings, including high heat and chemical agent resistant coating, or CARC, painting, are used in a variety of applications and represent the building blocks of what we produce.

The graphic below includes representative examples of our product applications across various customer end products.

Our key customers have globally recognized brands and demand the highest product quality and expertise. Over our nearly 75-year history, we have developed capabilities and provide solutions that result in customer loyalty and long-standing relationships, which we call “Experience You Can Trust.” We have a diverse and market-leading customer base that serves broad end markets representing favorable near- and long-term growth prospects for us. We have a track record of growth and are well-positioned to increase our market share and benefit from growth in customer demand as well as consolidate demand across the end markets that we serve. To help pursue our strategic mission, we have more than 3,100 employees who are tactically aligned around our core values and will continue to participate in our employee ownership culture. We are led by an experienced management team that has contributed to our growth by establishing deep and long-standing relationships with key customers, and has worked to expand the customer base both organically and through strategic acquisitions.

We maintain an established base of long-standing customers comprised of leading, blue-chip OEM manufacturers across the United States. Our broad capabilities offering and track record of producing the highest quality solutions have allowed us to establish, and subsequently deepen, relationships with additional products and platforms over time. For example, our more than 40 year relationship with Deere & Company, which we sometimes refer to as John Deere, began with a small order of simple stamped parts for a farm tractor in its agricultural segment that expanded over time and represented 2018 pro forma sales in excess of $       million across five market segments, representing over 60 model platforms. We have also been successful in winning customers and rapidly expanding relationships with high-growth customers by utilizing our diversified “one-stop” offering. For instance, our relationship with Volvo Truck began with fuel tanks and has expanded over the last six years to include exhaust tubing, new sleeper cab and chassis fabrications and air tanks. Through the expansion of multiple fabricated components from multiple facilities, we have been able to deepen our relationship with this customer and solidify our position as an important strategic sourcing partner.

We serve customers through 21 strategically located U.S. facilities across eight states, with almost three million square feet of manufacturing capacity. Our expansive footprint enables us to service and maintain strong relationships with existing key customers across the United States with a “local” presence, as well as target new customer opportunities. We have a proven track record of improving financial results by thoroughly understanding our capabilities and the markets we serve, and aligning our people and resources to optimize results. Coupled with our focus on market alignment and execution, we constantly strive to improve and refine capabilities and capacities. In addition, the ongoing investment in flexible, re-deployable automation allows us to expand output while reducing cost and improving quality, productivity and consistency for margin enhancement and market leading competitiveness. Through this continuum of activities, we have generated approximately $      million in improved results from the beginning of 2014 through December 31, 2018.

Our leading market position, embedded customer relationships with leading OEMs, unique value proposition and proven acquisition strategy has allowed us to achieve attractive financial performance and has positioned us for further growth. Our historical financial success is a function of our engineering expertise, extensive manufacturing capabilities, investment in automation and embedded relationships with the contractual ability to pass input costs through prices. We believe we are poised to grow through economic cycles due to our:

●	market positioning and reputation;

●	product breadth;

●	flexible and re-deployable capital investment in automation and process capabilities; and

●	our geographic, end market and product diversification.

Our diversified profile today best positions us for stability and leading market performance through all phases of an economic cycle. For the year ended December 31, 2018, we reported net sales of $      million, net income of $      million and Adjusted EBITDA of $      million. See “Selected Historical and Pro Forma Consolidated Financial Information” for the reconciliation of Adjusted EBITDA to net income, its most comparable financial measure prepared in accordance with accounting principles generally accepted in the United States, or GAAP.

Recent Acquisition

Acquisition of Defiance Metal Products. On December 14, 2018, we acquired Defiance Metal Products Co., which we sometimes refer to as DMP, an Ohio-based manufacturer of metal products for the heavy- and medium- duty commercial vehicles, construction, agriculture and military industries. The purchase price was approximately $115.0 million, subject to customary purchase price adjustments, and an additional one-time earn out payment up to $10.0 million. Founded in 1939 and headquartered in Defiance, OH, DMP is a full-service metal fabricator and contract manufacturer with two facilities in the Defiance, OH area, one in Heber Springs, AR, and one in Bedford, PA. The DMP acquisition provides us with enhanced product, customer and geographic diversification with minimal (i.e., less than $15.0 million) customer overlap. We expect a variety of net sales, operating and purchasing synergies to be realized from the acquisition over the course of the next several years.

Our Industry

We compete in the highly fragmented market of contract manufacturers, the majority of which are small local players that are limited in scale, capabilities and technology. Many of these local manufacturers have single or limited production capabilities and provide niche components in specific geographic markets. Accordingly, there are a limited number of competitors in the contract manufacturing market in which we operate with the capacity and expertise to deliver the full range of solutions we offer. For example, our diverse manufacturing capabilities across product lines have contributed to us being the recipient of The Fabricator’s “FAB 40” #1 Largest Fabricator in the attractive U.S. markets for the past eight years in a row (2011 – 2018). While we compete with certain manufacturers across selected product lines, we believe that no single manufacturer directly competes with us across our full offering and end market applications.

Our end market diversification coupled with our extensive product breadth allows us to maintain financial stability as individual end markets fluctuate. The primary end markets we serve include heavy- and medium-duty commercial vehicles, construction, powersports, agriculture and military, among other machinery markets. As markets strengthen or weaken, our output is redirected and realigned to support ongoing change. Further, as these fluctuations affect the market, we are favorably positioned to benefit from the broader trend of our OEM customers to consolidate to fewer and more sophisticated suppliers in order to improve quality and delivery while lowering the total cost of doing business. This consolidation trend will allow us to grow and protects our cash flow as markets change and shift.

We have also experienced, and benefitted from, an OEM trend of seeking to improve their strategy execution and simplify their business through outsourcing. Based on our history, OEMs pursue a strategy that focuses on core component market differentiation, such as structural frames and complete powertrain assemblies, and prefer to outsource the remaining product components to third parties rather than manufacturing them in-house. This is done in order to maintain their strategic focus, drive cost savings and reduce their own investment in manufacturing, thereby allowing them to focus on the most important aspects of their value creation process, namely product design and development, final product assembly and testing, branding, sales, marketing and distribution. While each specific OEM differs in its strategy, we see this trend continuing as customers deal with workforce constraints and look for optimum return on investments and improving cash flow. Moreover, our OEM customers focus on the production of the core components of their products, which leads them to rely on outsourced providers like us for the remaining components of their finished product needs. We believe we will benefit from this continued shift in our customers’ focus and ongoing desire for OEMs to improve efficiencies, reduce costs and simplify supply chains. Our established and embedded relationships, breadth of capabilities and scalability will allow us to simplify the supply chain process for our customers by acting as a single point of contact in the supply chain. In addition, we believe OEMs are increasingly favoring platforms supported by larger, more sophisticated and financially stable suppliers with the ability to serve large national and international operations all while maintaining a local touch. Our extensive manufacturing footprint, competitive cost structure and integrated design, engineering, production planning and quality program management capabilities positions us favorably to take advantage of these opportunities and trends.

Our Competitive Strengths

We believe that customers turn to us for their manufacturing needs because we are the ultimate “ReSource”. ReSource is a dual-purpose acronym we use to describe the breadth of our capabilities and our goal to be the one-stop solution allowing customers to re-source all of their fabrication needs through us. We collaborate with our customers to generate a strategic alignment and position ourselves as an essential part of our customers’ product development and manufacturing process by drawing on our deep product and engineering knowledge to deliver best-in-class solutions. We offer a broad portfolio of end-to-end solutions comprised of advanced and innovative processes and capabilities that enhance quality and simplify supply chains. We are focused on producing the highest quality components using complex processes at the lowest cost by working with customers throughout the product design and development process to establish optimal solutions. Our engineering expertise and technical know-how allows us to add value through every product redevelopment cycle (generally every 3-5 years for our customers).

Value-Added Supply Chain Partner with Embedded Relationships. Our embedded relationships with our large and diverse customer base are driven by the P.R.I.D.E. (“Personal Responsibility In Daily Excellence”) approach our employees take in their work, which emphasizes the highest quality and performance in all facets of our business, including our ability to partner with our customers and deliver to them complex solutions across a wide range of products. Our unique, end-to-end offering provides solutions throughout the life cycle of a product, including upfront product manufacturability advice and prototyping, production volumes and aftermarket components. We strive to maintain operational alignment (and continuous re-alignment) with our customers’ strategy and production activities as they evolve, allowing us to remain agile in response to market changes, while enabling our customers to be successful, and to remain adaptable to changes in customer needs to retain flexibility to adjust appropriately. Together, these items comprise “The MEC Mission.” Our focus on collaboration with our customers and our breadth of capabilities also generates strategic alignment with our customers, resulting in sticky relationships, driving vendor reduction and providing other ancillary benefits such as optimization of working capital investments. Our track record of engineering expertise has resulted in our consistent inclusion in customer design and prototyping activities, enabling customers to view us as an invaluable extension of their own teams. In turn, this collaboration allows our customers to focus on the development of their core technologies and products. Our position as a deeply embedded supply chain partner of scale allows us to provide a multitude of solutions, driving strong customer relationships with high switching costs.

Leading and Defendable Market Position in Attractive North American Market. According to The Fabricator, we have been ranked as the largest fabricator in the United States for the past eight years in a row (2011 – 2018). The market is highly fragmented and characterized by high barriers to entry given the complex nature of the work, established relationships and high customer switching costs. While there are numerous competitors in the markets in which we operate, few maintain the product breadth, manufacturing capabilities, scale or engineering expertise that we do. Our depth of capabilities allows us to offer our customers:

●	low volume production capability;

●	customized and sophisticated solutions;

●	unique engineering and manufacturing capabilities throughout the product lifecycle;

●	critical scale to service large national and regional customers as well as local customers; and

●	the ability to act as a single point of contact and offer seamless customer service.

Our position in the market, along with our acquisition experience and reputation as the go-to consolidator, will result in continued organic and acquisitive growth in the future.

End Market and Customer Diversification. Our contract manufacturing focus enables us to remain diversified across a variety of customer end markets, including heavy- and medium-duty commercial vehicles, construction, powersports, agriculture and military, among others. These end markets are representative of our globally recognized customers, which are comprised of large OEM manufacturers. In 2018, our top customer and top ten customers accounted for        % and        % of net sales, respectively, which collectively represent hundreds of platforms that we serve across a variety of end markets and customer operating segments. Our access to a multitude of end markets allows us to strategically shift focus to sell into current opportunities as end market demand evolves. In addition to customer and end market diversification, our customers themselves are also diversified across multiple end markets. For example, John Deere is one of our leading customers with fiscal 2018 net sales accounting for        % of our total net sales, to whom we provide over 5,000 SKUs across over 60 individual John Deere platforms including the agriculture, forestry, turf care, power systems and construction markets. Our increasingly stable performance is a direct result of our intentional business design of agility and adaptability to realign manufacturing capacities to serve diversified and ever changing end markets.

Breadth of Capabilities Appealing to a Variety of Applications. We have many manufacturing capabilities that together represent the building blocks for the complex solutions we provide to our customers. We maintain a full spectrum of capabilities across our 21 production facilities to address a wide set of customer needs, including upfront product development advice and prototyping, unique manufacturing processes and capabilities across a variety of products and back-end finishing, assembly and aftermarket components representing a unique end-to-end offering. Our range of capabilities combined with our breadth of components, including fabrications, tubes, tanks and performance structures, expands the applicable uses and end markets in which we may offer our components. Throughout our history, our capabilities have allowed us to generate growth by expanding into new verticals and by further penetrating existing verticals through cross-selling to increase wallet share, a strategy that has driven sticky relationships with our customers. Further, our unique combination of manufacturing processes allows us to opportunistically target sophisticated, higher margin business. The diversity of our offering has provided our Company with financial stability through various end market and economic cycles.

Technology-Enabled Infrastructure. We continue to invest in a technology-enabled asset base that provides significant flexible and re-deployable capacity to support our planned growth, increases profitability and efficiency and drives a long-term cost advantage over our competitors. We have leveraged our purchasing power to make significant investments in operational infrastructure throughout our history, in items such as flexible and re-deployable automation and capacity improvements to improve throughput, quality and consistency. For example, we were one of the first in our industry to adopt fiber lasers and have continued to invest in this capability. Specifically, we have implemented two 10,000-watt fiber lasers with an automation tower, which are on average three times faster, provide a cleaner, more precise cut and use one-third of the power compared to traditional CO2 lasers, generating an internal rate of return, or IRR, of approximately 47% with a payback period of less than two years. Additionally, the implementation of three robotic brakes has improved quality through a continued shift towards precision automation. By reducing setup procedures, manual employee lifting requirements and downtime while offering additional capacity, the implementation of robotic brakes has generated an IRR of approximately 55% with a payback period of approximately two years. These two examples of investments in technology-enabled infrastructure allow us to alleviate up to 24 employees who can, with retraining, be redeployed into more technically skilled positions. In today’s tight labor market, the ability to redeploy labor to increase flexibility and capacity for our customers is of utmost importance and interest as part of our strategy. Our investments in continuous improvement and automation have driven operational efficiencies and improved metric tracking allowing our management team to more effectively run the business and improve the value we provide to our customers. We have, from time-to-time, made strategic, customer-driven investments that directly support new product and market expansion which result in further competitive advantages and higher switching costs for our customers.

Cost Structure and Operational Excellence. We have reduced our exposure to commodity price risk by structuring our customer contracts to pass through changes in commodity prices. As such, we have been able to effectively limit any potential impact from recent tariffs and commodity price volatility to our margins. Our scale and profitability have also allowed us the flexibility to implement continuous improvement initiatives in driving efficiencies, such as automation and additional capacity, which will result in long-term efficiency and margin improvements, and expanded capabilities.

Our Strategy

Achieve Sales Growth Through Organic Expansion. We believe there is ample opportunity to achieve deeper penetration of existing customers and to win new customers with our strong one-stop offerings. By leveraging our core product capabilities to expand into new markets, and establishing new offerings in attractive, adjacent or complementary platforms through new product introductions, there is significant opportunity to execute on our organic growth initiatives. Expanding our wallet share with our customers by capturing a wider variety of products and more platforms both increases customer switching costs and attracts potential new customers that seek to simplify supply chains, while also defending our market position from our competitors. Our expertise allows us to produce higher quality components at cost-effective rates while our volume, equipment and know-how establish competitive advantages. Further, an expanded offering increases our strategic alignment with customers and supports our “We Make Things Simple” value proposition by presenting customers with further vendor consolidation opportunities.

Pursue Opportunistic Acquisitions. Our management team maintains a proven track record of successfully executing and integrating strategic acquisitions. We have completed two significant acquisitions since 2012 (Center Mfg. Co. in 2012 and DMP in December 2018) and four other complementary acquisitions since 2004, which have contributed new capabilities, end markets and technologies to our legacy business, along with significant synergy opportunities that have enhanced our financial position. Our strategy is to continue to identify, and opportunistically execute on, accretive acquisitions that will allow our Company to achieve further growth. We believe that our reputation, scale and track record of performance makes us a “consolidator of choice” among industry participants, which has led to a growing pipeline of actionable acquisition opportunities. Our investment criteria for acquisitions are U.S.-based companies with revenues between $50 - $200 million, long-standing customer bases comprised of leading OEMs, and specialization in fabricated metal components and metal coating/finishing capabilities in current and adjacent markets, among other criteria. It is our view that continued execution of our acquisition strategy provides significant opportunity to generate shareholder value through further consolidation of our fragmented industry. The market environment, comprised mainly of small local and regional players, provides ample add-on acquisition opportunities to sustain our growth trajectory and bolster our one-stop shop approach to broadly serving our customers. Beyond our existing served markets, we see potential acquisition opportunities within the rail, aerospace, heavy fabrication and food end markets, among others. We believe the liquidity resulting from this offering will enable us to continue to execute on our acquisition strategy and relevant opportunities.

Continue Process-Driven Improvement Initiatives. Our process-driven improvement initiatives have resulted in significant savings throughout our history, leading to improved financial results and positive customer outcomes. Our strategy will continue to include a keen focus on continuous improvements in order to maintain a differentiated and defendable market-leading position, as well as ongoing cost and operating improvements. Improvement initiatives in 2018 were focused on strategic investments in automation technology and capacity, which are expected to drive immediate productivity and margin improvements as the integration efforts are completed. For example, we currently have process driven improvement plans that relate to:

●	the installation of a direct-to-metal paint line that will yield additional paint capacity and provide an improved cost position;

●

consolidation of our leased Wytheville, VA plant into our owned Atkins, VA facility that will result in reduced overhead and support costs, increased capacity and labor flexibility across various product lines; and

●	the recent and continued investment into collaborative robots that will reduce the need for direct labor employees by an estimated three to one ratio.

Maintain Alignment with Employee Base and Employee-Driven Results. Our rich history of employee ownership and personal responsibility in daily excellence has cultivated a strategic management-employee alignment and results-driven organization with each employee contributing to a common goal. Our employees will maintain a significant ownership stake following this offering, which we believe will benefit the entire organization as our strategic alignment will remain in place and continue to generate employee-driven results. As we continue to invest in our business and increasingly implement a more technology-enabled infrastructure, we will strive to redeploy our employees in other, higher-skilled areas of our business and invest in training where needed. Our employees are the foundation of our company; with experience across a diverse range of markets and capabilities, they drive innovation, believe in our process and the outcomes of their work and our success. We and our employees are also highly involved in, and actively support, the communities in which our facilities are located; our 3,100 employees take P.R.I.D.E. in creating value and support for both our customers and communities every day.

Risk Factors

An investment in our common stock involves a number of risks. You should carefully read and consider all of the information contained in this prospectus (including in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto) before making an investment decision. These risks could adversely affect our business, financial condition and results of operations, and cause the trading price of our common stock to decline. You could lose part or all of your investment. In reviewing this prospectus, you should bear in mind that past results are no guarantee of future performance. See “Cautionary Statement Regarding Forward-Looking Statements” for a discussion of forward-looking statements, and the significance of forward-looking statements in the context of this prospectus.

These risks include, but are not limited to:

●	failure to compete successfully in our markets;

●	risks relating to developments in the industries in which our customers operate;

●	our ability to maintain our manufacturing, engineering and technological expertise;

●	the loss of any of our large customers or the loss of their respective market shares;

●	risks related to scheduling production accurately and maximizing efficiency;

●	our ability to realize net sales represented by our awarded business;

●	our ability to successfully identify or integrate acquisitions;

●	risks related to entering new markets;

●	our ability to develop new and innovative processes and gain customer acceptance of such processes;

●	our ability to recruit and retain our key executive officers, managers and trade-skilled personnel;

●	risks related to our information technology systems and infrastructure;

●	manufacturing risks, including delays and technical problems, issues with third-party suppliers, environmental risks and applicable statutory and regulatory requirements;

●	political and economic developments, including foreign trade relations and associated tariffs;

●	volatility in the prices or availability of raw materials critical to our business;

●	results of legal disputes, including product liability, intellectual property infringement and other claims;

●	risks associated with our capital-intensive industry;

●	risks related to our treatment as an S Corporation prior to the consummation of this offering;

●	risks related to our employee stock ownership plan’s treatment as a tax-qualified retirement plan;

●

our ability to remediate the material weaknesses in internal control over financial reporting identified in preparing our financial statements included in this prospectus and to subsequently maintain effective internal control over financial reporting; and

●	other risks and factors listed under “Risk Factors” and elsewhere in this prospectus.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in annual gross revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, which we sometimes refer to as the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, which we sometimes refer to as the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise applicable generally to public companies. These provisions include:

●	an option to present only two years of audited financial statements and related management’s discussion and analysis in the registration statement of which this prospectus is a part;

●	an exemption from compliance with the requirement for auditor attestation of the effectiveness of our internal control over financial reporting for so long as we qualify as an emerging growth company;

●

an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

●	an exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

●	reduced disclosure about our executive compensation arrangements; and

●	an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or shareholder approval of any golden parachute arrangements.

We will remain an emerging growth company until the earliest to occur of: the last day of the year in which we have $1.07 billion or more in annual gross revenue; the date we qualify as a “large accelerated filer” with at least $700.0 million of equity securities held by non-affiliates as of the last day of our most recently completed second quarter; the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and the last day of the year ending after the fifth anniversary of this offering. We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act. We intend to take advantage of certain of the exemptions discussed above, including the extended transition periods available under the JOBS Act for complying with new or revised accounting standards. Accordingly, the information contained herein may be different from the information you receive from other public companies. See “Risk Factors—Risks Related to Being a Public Company.” We cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

Implications of the FAST Act

Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are not required to file our financial information for the historical 2016 annual period because we reasonably expect to include our financial information for the year ended December 31, 2018 in our registration statement when it is first publicly filed.

Corporate Information

We are a Wisconsin corporation and commenced operations in 1945. Our principal operating offices are located at 715 South Street, Mayville, Wisconsin 53050, and our phone number is (920) 387-4500. Our website address is www.mecinc.com. Information contained on our website is not incorporated by reference in, and does not constitute a part of, this prospectus.

MEC Employee Stock Ownership Plan

In 1985, the Mayville Engineering Company, Inc. Employee Stock Ownership Plan began acquiring shares of our common stock and in 2003 became our sole shareholder. In connection with this offering, we will divide the existing employee stock ownership plan into two separate employee stock ownership plans, the 401(k) ESOP and the Traditional ESOP, which, together with the existing employee stock ownership plan, we sometimes refer to individually and/or collectively as the ESOP or ESOPs. The ESOP is a tax-qualified retirement plan and trust subject to the requirements of the Internal Revenue Code of 1986, as amended, or the Code, and the Employee Retirement Income Security Act of 1974, as amended, or ERISA. The independent trustee of the ESOP is        . Following consummation of this offering, our annual obligation to repurchase shares of our common stock held in the ESOP to satisfy legally required diversification distributions for eligible employees and distributions to employees who have terminated their employment with us or who passed away will terminate; and, thereafter, we will be able to distribute shares of our common stock to these employees or ex-employees rather than cash. In addition, the ESOP participants (or their beneficiaries) will have the right to direct the ESOP Trustee on how to vote the shares of common stock allocated to such ESOP participant’s account under the ESOP. The ESOP Trustee will vote any ESOP shares for which no voting directions are timely received by the ESOP Trustee in its independent fiduciary discretion.

S Corporation Status

Since 1998, we have elected to be taxed for U.S. federal income tax purposes as an “S Corporation” under the provisions of Sections 1361 through 1379 of the Code. As a result, our earnings have not been subject to, and we have not paid, U.S. federal income tax, and no provision or liability for U.S. federal income tax has been included in our consolidated financial statements. Instead, for U.S. federal income tax purposes, our taxable income is “passed through” to our sole shareholder, the ESOP. As the ESOP is a tax-qualified plan exempt from federal income taxes, we have not previously had to make any distributions to the ESOP for taxes. Except for the historical financial statements of DMP and the pro forma financial information for 2018 included elsewhere in this prospectus, no amount of our consolidated net income or our earnings per share presented in this prospectus, including in our consolidated financial statements and the accompanying notes appearing in this prospectus, reflects any provision for or accrual of any expense for U.S. federal income tax liability for any period presented. In connection with this offering, our status as an S Corporation will terminate. Thereafter, our taxable earnings will be subject to U.S. federal income tax and we will bear the liability for those taxes.

THE OFFERING

Common stock offered by us	shares (or shares if the underwriters’ option to purchase additional shares is exercised in full)

Common stock to be outstanding upon the completion of this offering	shares (or shares if the underwriters’ option to purchase additional shares is exercised in full)

Option to purchase additional shares from us	We have granted to the underwriters a 30-day option to purchase up to shares of our common stock at the initial public offering price less underwriting discounts and commissions

Use of proceeds	We estimate that our net proceeds from this offering, after deducting estimated underwriting discounts and approximately $ million of estimated offering expenses payable by us, will be approximately $ million, assuming an initial public offering price of $ per share (the midpoint of the range set forth on the cover of this prospectus). We intend to use these net proceeds to repay our outstanding indebtedness and for general corporate purposes, which may include future acquisitions. See “Use of Proceeds.”

Dividend policy	We anticipate that we will retain all future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends in the foreseeable future. See “Dividend Policy.”

Concentration of ownership	Upon completion of this offering, our executive officers, directors and holders of 5% or more of our common stock, including the ESOP, will beneficially own, in the aggregate, approximately % of our outstanding shares of common stock.

Proposed listing symbol	We intend to apply to list our common stock on under the symbol “ .”

Risk factors	You should carefully read and consider the information set forth under “Risk Factors” on page 15 of this prospectus and all other information in this prospectus before investing in our common stock.

Unless the context otherwise requires, the information in this prospectus:

●	assumes that the shares of our common stock to be sold in this offering are sold at $ per share (the midpoint of the range set forth on the cover of this prospectus);

●	assumes that all shares of our common stock offered hereby are sold;

●	assumes no exercise by the underwriters of their option to purchase additional shares;

●

gives effect to the filing and effectiveness of our amended and restated articles of incorporation and the adoption of our amended bylaws, each of which will occur immediately prior to the completion of this offering; and

●	gives retroactive effect to an approximately -for-1 stock dividend paid on , 2019.

SUMMARY SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

The following sets forth our selected consolidated financial and operating information on a historical and pro forma basis. You should read the following summary of selected consolidated financial information in conjunction with our historical consolidated financial statements, the historical consolidated financial statements of DMP, our unaudited pro forma condensed consolidated financial statements, and the related notes thereto, and with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus.

Our summary selected historical consolidated statement of comprehensive income information for the years ended December 31, 2018 and 2017, and our related summary selected historical consolidated balance sheet information as of December 31, 2018 and 2017, have been derived from our historical audited consolidated financial statements as of and for the year ended December 31, 2018 and 2017, which are included elsewhere in this prospectus.

The unaudited pro forma condensed consolidated financial information set forth below gives effect to the DMP acquisition as if it had occurred as of January 1, 2018, and has been prepared to reflect adjustments to our historical financial information that are (i) directly attributable to the DMP acquisition, (ii) factually supportable, and (iii) with respect to the unaudited pro forma condensed consolidated statements of operations information, expected to have a continuing impact on our results. The unaudited pro forma condensed consolidated financial information includes various estimates which are subject to material change and may not be indicative of what may be expected to occur in the future. The unaudited pro forma condensed consolidated statements of operations information does not include non-recurring items, including, but not limited to, acquisition-related legal and advisory fees. The unaudited pro forma condensed consolidated financial information reflects the impact of:

●	the DMP acquisition;

●	other adjustments related to the DMP acquisition described in the explanatory notes to the unaudited pro forma condensed consolidated financial information;

●

the reclassification of our common stock, which is, before this offering and the related amendments to our ESOP, considered temporary equity redeemable under GAAP, to shareholders’ equity, including common stock and additional paid-in capital, following this offering; and

●	our conversion from an S Corporation to a C Corporation for U.S. federal income tax purposes.

See the introduction and the related notes to the unaudited pro forma condensed consolidated financial statements, included elsewhere in this prospectus, for a complete description of the adjustments and assumptions underlying the summary unaudited pro forma condensed consolidated financial information.

The historical consolidated balance sheet information and historical consolidated statements of operations information of DMP used in the preparation of the unaudited pro forma condensed consolidated statement of operations information set forth below has been derived from the historical financial statements of DMP, which are included elsewhere in this prospectus.

The data for the periods presented below is not necessarily indicative of the results to be expected for any future period.

	For the Year Ended December 31,			Pro Forma Year Ended December 31,
	2018		2017	2018
(In thousands, except share and per share data)				(Unaudited)
Statement of Comprehensive Income Data:
Net sales	$		$313,331	$
Cost of sales			278,594

Manufacturing margins			34,737
Income from operations			9,426
Net income			5,246
Earnings per share – basic and diluted(1)
Weighted average shares outstanding(1)

Other Financial Data:
EBITDA(2)	$		$30,190
EBITDA Margin(2)			9.6%
Transaction fees			—
Loss on debt extinguishment			—
Adjusted EBITDA(2)			30,190
Adjusted EBITDA Margin(2)			9.6%

	December 31,			Pro Forma December 31,
	2018		2017	2018
(In thousands)				(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$		$76	$
Total current assets			64,173
Total assets			214,316
Total current liabilities			41,876
Bank revolving credit notes, other long-term debt less current maturities, and other long-term liabilities			67,919
Deferred compensation and long-term incentive, less current portion			11,634
Temporary equity – redeemable common shares(3)			125,042
Retained earnings(3)			17,671
Treasury stock at cost(3)			(49,826)
Common stock		n/a	n/a
Additional paid-in capital		n/a	n/a

(1)	Share data gives retroactive effect to the issuance of a stock dividend of -for-1 prior to this offering.

(2)

EBITDA represents net income before interest expense, provision (benefit) for income taxes, depreciation, and amortization. EBITDA Margin represents EBITDA as a percentage of net sales for each period. Adjusted EBITDA represents EBITDA before transaction fees incurred in connection with the DMP acquisition and this offering and the loss on debt extinguishment relating to our December 2018 credit agreement. Adjusted EBITDA Margin represents Adjusted EBITDA as a percentage of net sales for each period. These metrics are supplemental measures of our operating performance that are neither required by, nor presented in accordance with, GAAP. These measures should not be considered as an alternative to net income or any other performance measure derived in accordance with GAAP as an indicator of our operating performance. We present Adjusted EBITDA and Adjusted EBITDA Margin as management uses these measures as key performance indicators, and we believe they are measures frequently used by securities analysts, investors and other parties to evaluate companies in our industry. These measures have limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under GAAP.

(3)

Following consummation of this offering, our annual obligation to repurchase shares of our common stock held in the ESOP to satisfy legally required diversification distributions for eligible employees and distributions to employees who have terminated their employment with us or who passed away will terminate; and, thereafter, we will be able to distribute shares of our common stock to these employees or ex-employees rather than cash.

Our calculation of Adjusted EBITDA and Adjusted EBITDA Margin may not be comparable to similarly named measures reported by other companies. Potential differences between our measure of Adjusted EBITDA compared to other similar companies’ measures of Adjusted EBITDA may include differences in capital structures and tax positions.

The following table presents a reconciliation of net income, the most directly comparable measure calculated in accordance with GAAP, to Adjusted EBITDA, and the calculation of Adjusted EBITDA Margin for each of the periods presented.

	For the Year Ended December 31,
		2018	2017
(in thousands)
Net income	$		$5,246
Interest expense			4,180
Provision for income taxes			0
Other			33
Depreciation and amortization			20,731

EBITDA	$		$30,190
Transaction fees(1)			—
Loss on debt extinguishment(2)			—

Adjusted EBITDA	$		$30,190

Net sales			313,331
EBITDA Margin			9.6%
Adjusted EBITDA Margin			9.6%

(1)	Includes transaction fees incurred in connection with the DMP acquisition and this offering. No transaction fees were incurred in 2017.

(2)	Relates to our December 2018 credit agreement.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before making a decision to invest in our common stock. The risks and uncertainties described below may not be the only ones we face. If any of the risks actually occur, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business

Failure to compete successfully in our markets could materially adversely affect our business, financial condition, results of operations or prospects.

We offer our processes and solutions in highly competitive markets. The competitors in these markets may, among other things:

●	respond more quickly to new or emerging technologies;

●	have greater name recognition, critical mass or geographic market presence;

●	be better positioned to take advantage of acquisition opportunities;

●	adapt more quickly to changes in customer requirements;

●	devote greater resources to the development, promotion and sale of their processes and solutions;

●

be better positioned to compete on price due to any combination of low-cost labor, raw materials, components, facilities or other operating items, or willingness to make sales at lower margins than us;

●	consolidate with other competitors in the industry which may create increased pricing and competitive pressures on our business; and

●	be better able to utilize excess capacity which may reduce the cost of their processes and solutions.

Competitors with lower cost structures may have a competitive advantage over us. We also expect our competitors to continue to improve the performance of their current processes and solutions, to reduce the prices of their existing processes and solutions and to introduce new processes or solutions that may offer greater performance and improved pricing. Additionally, we may face competition from new entrants to the industry in which we operate. Any of these developments could cause a decline in sales and average selling prices, loss of market share or profit margin compression. Maintaining and improving our competitive position will require successful management of these factors, including continued investment by us in research and development, engineering, marketing and customer service and support. Our future growth rate depends upon our ability to compete successfully, which is impacted by a number of factors, including, but not limited to, our ability to (i) identify emerging technological trends in our target end markets, (ii) develop and maintain a wide range of competitive and appropriately priced processes and solutions and defend our market share against an ever-expanding number of competitors including many new and non-traditional competitors, (iii) ensure that our processes and solutions remain cost-competitive and (iv) attract, develop and retain individuals with the requisite technical expertise and understanding of customers’ needs to develop and sell new technologies and processes.

We are affected by developments in the industries in which our customers operate.

We derive a large amount of our net sales from customers in the following industry sectors: heavy- and medium-duty commercial vehicles, construction, powersports, agriculture and military. Factors affecting any of these industries in general, or any of our customers in particular, could adversely affect us because our net sales growth largely depends on the continued growth of our customers’ businesses in their respective industries. These factors include:

●	seasonality of demand for our customers’ products which may cause our manufacturing capacity to be underutilized for periods of time;

●	our customers’ failure to successfully market their products, to gain or retain widespread commercial acceptance of their products or to compete effectively in their industries;

●

loss of market share for our customers’ products, which may lead our customers to reduce or discontinue purchasing our processes and solutions and to reduce prices, thereby exerting pricing pressure on us;

●	economic conditions in the markets in which our customers operate, in particular, the United States, including recessionary periods such as a global economic downturn;

●	our customers’ decision to insource the production of components that has traditionally been outsourced to us; and

●	product design changes or manufacturing process changes that may reduce or eliminate demand for the components we supply.

We expect that future sales will continue to depend on the success of our customers. If economic conditions and demand for our customers’ products deteriorate, we may experience a material adverse effect on our business, operating results and financial condition.

We may not be able to maintain our manufacturing, engineering and technological expertise.

The markets for our processes and solutions are characterized by changing technology and evolving process development. The continued success of our business will depend upon our ability to:

●	hire, retain and expand our pool of qualified engineering and trade-skilled personnel;

●	maintain technological leadership in our industry;

●	implement new and expand upon current robotics, automation and tooling technologies; and

●	anticipate or respond to changes in manufacturing processes in a cost-effective and timely manner.

We cannot be certain that we will develop the capabilities required by our customers in the future. The emergence of new technologies, industry standards or customer requirements may render our equipment, inventory or processes obsolete or uncompetitive. We may have to acquire new technologies and equipment to remain competitive. The acquisition and implementation of new technologies and equipment may require us to incur significant expense and capital investment, which could reduce our margins and affect our operating results. When we establish or acquire new facilities, we may not be able to maintain or develop our manufacturing, engineering and technological expertise due to a lack of trained personnel, effective training of new staff or technical difficulties with machinery. Failure to anticipate and adapt to customers’ changing technological needs and requirements or to hire and retain a sufficient number of engineers and maintain manufacturing, engineering and technological expertise may have a material adverse effect on our business, operating results and financial condition.

We are dependent on a limited number of large customers for current and future net sales. The loss of any of these customers or the loss of market share by these customers could materially adversely affect our business, financial condition, results of operations and cash flows.

We depend on a limited number of major manufacturers for a majority of our net sales. For example, our largest customers in 2018, including John Deere, AB Volvo, Honda Motor Co. and PACCAR Inc. accounted for        %,        %,        % and        % of our pro forma net sales, respectively. Our financial performance depends in large part on our ability to continue to arrange for the purchase of our processes and solutions with these customers, and we expect these customers to continue to make up a large portion of our net sales in the foreseeable future. The loss of all or a substantial portion of our sales to any of our large-volume customers could have a material adverse effect on our business, financial condition, results of operations and cash flows by reducing cash flows and by limiting our ability to spread our fixed costs over a larger net sales base. We may make fewer sales to these customers for a variety of reasons, including, but not limited to:

●	loss of business relationship;

●	reduced or delayed customer requirements;

●	the insourcing of business that has been traditionally outsourced to us;

●	strikes or other work stoppages affecting production by our customers; or

●	reduced demand for our customers’ products.

Most of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.

Most of our customers do not commit to long-term contracts or firm production schedules, and we continue to experience reduced lead-times in customer orders. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we rely on and plan our production and inventory levels based on our customers’ advance orders, commitments and/or forecasts, as well as our internal assessments and forecasts of customer demand. The volume and timing of sales to our customers may vary due to, among others:

●	variation in demand for or discontinuation of our customers’ products;

●	our customers’ attempts to manage their inventory;

●	design changes;

●	changes in our customers’ manufacturing strategies; and

●	acquisitions of or consolidation among customers.

The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases in a timely manner may cause customer dissatisfaction, which may negatively affect our customer relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Because fixed costs make up a large proportion of our total production costs, a reduction in customer demand can have a significant adverse impact on our gross profits and operating results. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our gross profits and operating results. In the past, anticipated orders from some of our customers have failed to materialize and delivery schedules have been deferred as a result of changes in our customers’ business needs.

We may be unable to realize net sales represented by our awarded business, which could materially and adversely impact our business, financial condition, results of operations and cash flows.

The realization of future net sales from awarded business is inherently subject to a number of important risks and uncertainties, including a lack of long-term commitments and production schedules with customers. Accordingly, we cannot assure you that we will realize any or all of the future net sales represented by our awarded business. Any failure to realize these net sales could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition to not having a commitment from our customers regarding the minimum number of components they must purchase from us if we obtain awarded business, typically the terms and conditions of the agreements with our customers provide that they have the contractual right to unilaterally terminate our contracts with them with no notice or limited notice. In many cases, we must commit substantial resources in preparation for production under awarded customer business well in advance of the customer’s production start date. If such contracts are terminated by our customers, our ability to obtain compensation from our customers for such termination is generally limited to the direct out-of-pocket costs that we incurred for raw materials and work-in-progress. Although we have been successful in recovering these costs under appropriate circumstances in the past, we cannot assure you that our results of operations will not be materially adversely impacted in the future if we are unable to recover these types of pre-production costs related to our customers’ cancellation of awarded business.

Our growth strategy includes acquisitions, and we may not be able to identify attractive acquisition targets or successfully integrate acquired targets without impacting our business.

Acquisitions have played a key role in our growth strategy, and we expect to continue to grow through acquisitions in the future. We expect to continue evaluating potential strategic acquisitions of businesses, assets and product lines. We may not be able to identify suitable candidates, negotiate appropriate or favorable acquisition terms, obtain financing that may be needed to consummate such transactions or complete proposed acquisitions. There is significant competition for acquisition and expansion opportunities in our businesses, which may increase the cost of any acquisition or result in the loss of attractive acquisition targets.

In addition, acquisitions involve numerous risks, including (i) incurring the time and expense associated with identifying and evaluating potential acquisitions and negotiating potential transactions, resulting in management’s attention being diverted from the operation of our existing business; (ii) using estimates and judgments to evaluate credit, operations, funding, liquidity, business, management and market risks with respect to the target entity or assets; (iii) litigation relating to an acquisition, particularly in the context of a publicly held acquisition target, could require us to incur significant expenses or result in the delaying or enjoining of the transaction; (iv) failing to properly identify an acquisition candidate’s liabilities, potential liabilities or risks; and (v) not receiving required regulatory approvals or such approvals being delayed or restrictively conditional. In addition, any acquisitions could involve the incurrence of substantial additional indebtedness or dilution to our shareholders. We cannot assure you that we will be able to successfully integrate any acquisitions that we undertake or that such acquisitions will perform as planned or prove to be beneficial to our operations and cash flow. Any such failure could seriously harm our financial condition, results of operations and cash flows.

We routinely evaluate potential acquisition candidates and engage in discussions and negotiations regarding potential acquisitions; however, even if we execute a definitive agreement for an acquisition, there can be no assurance that we will consummate the transaction within the anticipated closing timeframe, or at all. Further, acquisitions typically involve the payment of a premium over book- and market-value for the target business or asset and, therefore, some dilution of our tangible book value and/or earnings per common share may occur in connection with any future transaction.

Entering new markets, either organically or via acquisition, poses new competitive threats and commercial risks.

As we expand into new markets, either organically or via acquisition, we expect to diversify our net sales by leveraging our development, engineering and manufacturing capabilities in order to source necessary parts and components for other industries. Such diversification requires investments and resources that may not be available as needed. Furthermore, even if we sign contracts in new markets, we cannot guarantee that we will be successful in leveraging our capabilities into these new markets and thus in meeting the needs of these customers and competing favorably in these new markets. If these customers experience reduced demand for their products or financial difficulties, our future prospects will be negatively affected as well.

If we fail to develop new and innovative processes or if customers in our market do not accept them, our results would be negatively affected.

Our processes must be kept current to meet our customers’ needs. To remain competitive, we therefore must develop new and innovative processes on an ongoing basis. If we fail to make innovations or the market does not accept our new processes, our sales and results would suffer. We invest significantly in the research and development of new processes; however, these expenditures do not always result in processes that will be accepted by the market. To the extent they do not, whether as a function of the process or the business cycle, we will have increased expenses without significant sales to offset such costs. Failure to develop successful new processes may also cause potential customers to purchase from competitors.

We depend on our key executive officers, managers and trade-skilled personnel and may have difficulty retaining and recruiting qualified employees. Moreover, we operate in competitive labor markets, which may also impact our ability to hire and retain employees at our facilities.

Our success depends to a large extent upon the continued services of our executive officers, senior management, managers and trade-skilled personnel and our ability to recruit and retain skilled personnel to maintain and expand our operations. We could be affected by the loss of any of our executive officers who are responsible for formulating and implementing our business plan and strategy, and who have been instrumental in our growth and development. In addition, in order to manage our growth, we will need to recruit and retain additional management personnel and other skilled employees at our facilities. However, competition for our trade-skilled labor is high, particularly in some of the geographic locations where our facilities are located. Although we intend to continue to devote significant resources to recruit, train and retain qualified employees, we may not be able to attract, effectively train and retain these employees. Any failure to do so could impair our ability to conduct design, engineering and manufacturing activities, efficiently perform our contractual obligations, develop marketable components, timely meet our customers’ needs and ultimately win new business, all of which could adversely affect our business, financial condition and results of operations. If we are not able to do so, our business and our ability to continue to grow could be negatively affected. In addition, salaries and related costs are a significant portion of the cost of providing our solutions and, accordingly, our ability to efficiently utilize our workforce impacts our profitability. If our employees are under-utilized, our profitability could suffer.

We are dependent on information technology and our systems and infrastructure face certain risks, including cyber security risks and data leakage risks.

We are dependent on information technology systems and infrastructure that could be damaged or interrupted by a variety of factors. Any significant breach, breakdown, destruction or interruption of these systems by employees, others with authorized access to our systems or unauthorized persons has the potential to negatively affect our operations. There is also a risk that we could experience a business interruption, theft of information or reputational damage as a result of a cyberattack, such as the infiltration of a data center, or data leakage of confidential information either internally or at our third-party providers. Although we have invested in the protection of our data and information technology to reduce these risks and periodically test the security of our information systems network, there can be no assurance that our efforts will prevent breakdowns or breaches in our systems that could have a material adverse effect on our financial condition, results of operations and liquidity.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.

Disruptions in operations due to technical problems or power interruptions as well as other interruptions such as floods, fire or other natural disasters could adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for components that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our operations and financial results.

Political and economic developments could adversely affect our business.

Increased political instability and social unrest, evidenced by the threat or occurrence of terrorist attacks, enhanced national security measures and the related decline in consumer confidence may hinder our ability to do business. Any escalation in these events or similar future events may disrupt our operations or those of our customers and suppliers and could affect the availability of raw materials and components we need in our manufacturing operations or the means to transport those materials or components to our manufacturing facilities and finished parts to our customers. These events have had and may continue to have an adverse effect, generally, on the economy and consumer confidence and spending, which could adversely affect our net sales and operating results. The effect of these events on the volatility of the financial markets could in the future lead to volatility of the market price of our securities and may limit the capital resources available to us, our customers and our suppliers.

Volatility in the prices or availability of raw materials and energy prices and our ability to pass along increased costs to our customers could adversely affect our results of operations.

The prices and availability of raw materials critical to our business and performance are based on global supply and demand conditions. Certain raw materials used by us are only available from a limited number of suppliers, and it may be difficult to find alternative suppliers at the same or similar costs. While we strive to pass through the price of raw materials to our customers, we may not be able to do so in the future, and volatility in the prices of raw materials may affect customer demand for certain components. In addition, we, along with our suppliers and customers, rely on various energy sources for a number of activities connected with our business, such as the transportation of raw materials and finished parts. The availability and pricing of these resources are subject to market forces that are beyond our control. Furthermore, we are vulnerable to any reliability issues experienced by our suppliers, which also are beyond our control. Our suppliers contract separately for the purchase of such resources, and our sources of supply could be interrupted should our suppliers not be able to obtain these materials due to higher demand or other factors that interrupt their availability. Energy and utility prices, including electricity and water prices, and in particular prices for petroleum-based energy sources, are volatile. Increased supplier and customer operating costs arising from volatility in the prices of energy sources, such as increased energy and utility costs and transportation costs, could be passed through to us and we may not be able to increase our product prices sufficiently or at all to offset such increased costs. The impact of any volatility in the prices of energy or the raw materials on which we rely, including the reduction in demand for certain components caused by such price volatility, could result in a loss of net sales and profitability and adversely affect our results of operations.

Our manufacturing operations are dependent upon third-party suppliers, making us vulnerable to supply shortages.

We obtain raw materials, parts and certain components from third-party suppliers. Any delay in receiving supplies could impair our ability to timely deliver components to our customers and, accordingly, could have an adverse effect on our business, financial condition, results of operations and cash flows. The volatility in the financial markets and uncertainty in the sectors our suppliers service could result in exposure related to the financial viability of certain of our suppliers. Suppliers may also exit certain business lines, causing us to find other suppliers for materials or components and potentially delaying our ability to deliver components to customers, or our suppliers may change the terms on which they are willing to provide parts or materials to us, any of which could adversely affect our financial condition and results of operations. In addition, many of our suppliers have unionized workforces that could be subject to work stoppages as a result of labor relations issues. Some of our suppliers supply components and materials that cannot be quickly or inexpensively re-sourced to another supplier due to long lead times and contractual commitments that might be required by another supplier in order to provide the components or materials.

The impact of foreign trade relations and associated tariffs could adversely impact our business.

We currently source certain raw materials from international suppliers. Import tariffs, taxes, customs duties and/or other trade regulations imposed by the U.S. government on foreign countries, or by foreign countries on the United States, could significantly increase the prices we pay for certain raw materials, such as steel, aluminum and purchased components, that are critical to our ability to manufacture components for our customers. In addition, we may be unable to find a domestic supplier to provide the necessary raw materials on an economical basis in the amounts we require. If the cost of our raw materials increases, or if we are unable to procure the necessary raw materials required to manufacture our components, then we could experience a negative impact on our operating results, profitability, customer relationships and future cash flows.

Additionally, our customers’ businesses may be negatively impacted by import tariffs, taxes, customs duties and/or other trade regulations imposed by the U.S. government on foreign countries or by foreign countries on the United States, which could, in turn, reduce our customers’ demand for the components that we manufacture for them. Any reduction in customer demand for our components as a result such tariffs, taxes, customs duties and/or other trade regulations could have a material adverse impact on our financial position, results of operations, cash flows and liquidity.

Because our industry is capital intensive and we have significant fixed and semi-fixed costs, our profitability is sensitive to changes in volume.

The property, plants and equipment needed to produce components for our customers and provide our processes and solutions can be very expensive. We must spend a substantial amount of capital to purchase and maintain such property, plants and equipment. Although we believe our current cash balance, along with our projected internal cash flows and available financing sources, will provide sufficient cash to support our currently anticipated operating and capital needs, if we are unable to generate sufficient cash to purchase and maintain the property, plants and equipment necessary to operate our business, we may be required to reduce or delay planned capital expenditures or to incur additional indebtedness.

We may need to raise additional capital in the future for working capital, capital expenditures and/or acquisitions, and we may not be able to do so on favorable terms, or at all, which would impair our ability to operate our business or achieve our growth objectives.

Our ongoing ability to generate cash is important for the funding of our continuing operations, making acquisitions and servicing our indebtedness. To the extent that existing cash balances and cash flow from operations, together with borrowing capacity under our existing credit facilities, are insufficient to make investments or acquisitions or provide needed working capital, we may require additional financing from other sources. Our ability to obtain such additional financing in the future will depend in part upon prevailing capital market conditions, as well as conditions in our business and our operating results, and those factors may affect our efforts to arrange additional financing on terms that are acceptable to us. Furthermore, if economic, political or other market conditions adversely affect the financial institutions that provide credit to us, it is possible that our ability to draw upon our existing credit facilities may be impacted. If adequate funds are not available, or are not available on acceptable terms, we may not be able to make future investments, take advantage of acquisitions or other opportunities, or respond to competitive challenges, resulting in loss of market share, any of which could have a material adverse impact on our financial position, results of operations, cash flows and liquidity.

The risks associated with climate change, as well as climate change legislation and regulations, could adversely affect our operations and financial condition.

The physical risks of climate change, such as more frequent or more extreme weather events, changes in temperature and precipitation patterns, changes to ground and surface water availability and other related phenomena, could affect some, or all, of our operations. Severe weather or other natural disasters could be destructive, which could result in increased costs, including supply chain costs.

In addition, a number of government bodies have finalized, proposed or are contemplating legislative and regulatory changes in response to growing concerns about climate change. In recent years, federal, state and local governments have taken steps to reduce emissions of greenhouse gases, or GHGs. The Environmental Protection Agency has finalized a series of GHG monitoring, reporting and emissions control rules for certain large sources of GHGs, and the U.S. Congress has, from time to time, considered adopting legislation to reduce GHG emissions. Numerous states have already taken measures to reduce GHG emissions, primarily through the development of GHG emission inventories and/or regional GHG cap-and-trade programs. While the current administration has announced that the United States will withdraw from international commitments to reduce GHG emissions, many state and local officials have announced their decisions to uphold such commitments.

Although it is not possible at this time to predict how future legislation or regulations to address GHG emissions would impact our business, any such laws and regulations imposing reporting obligations on, or limiting emissions of GHGs from, our equipment and operations, could require us to incur costs to reduce GHG emissions associated with our operations. We cannot assure you that our costs, liabilities and obligations relating to environmental matters will not have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our manufacturing, painting and coating operations are subject to environmental, health and safety laws and regulations that could result in liabilities to us.

Our manufacturing, painting and coating operations are subject to environmental, health and safety laws and regulations, including those governing discharges to air and water, the management and disposal of hazardous substances, the cleanup of contaminated sites and health and safety matters. We could incur material costs, including cleanup costs, civil and criminal fines, penalties and third-party claims for cost recovery, property damage or personal injury as a result of violations of or liabilities under such laws and regulations. The ultimate cost of remediating contaminated sites, if any, is difficult to accurately predict and could exceed estimates. In addition, as environmental, health and safety laws and regulations have tended to become stricter, we could incur additional costs complying with requirements that are promulgated in the future.

If our manufacturing processes do not comply with applicable statutory and regulatory requirements, or if we manufacture components containing manufacturing defects, demand for our capabilities may decline and we may be subject to liability claims.

Our manufacturing processes and facilities need to comply with applicable statutory and regulatory requirements. We may also have the responsibility to ensure that the processes we use satisfy safety and regulatory standards, including those applicable to our customers and to obtain any necessary certifications. In addition, our customers’ products, as well as the manufacturing processes and components that we use to produce such products, are often highly complex. As a result, components that we manufacture may at times contain manufacturing defects, and our manufacturing processes may be subject to errors or not be in compliance with applicable statutory and regulatory requirements or demands of our customers. Defects in the components we manufacture, whether caused by a manufacturing or component failure or error, or deficiencies in our manufacturing processes, may result in delayed shipments to customers, replacement costs or reduced or cancelled customer orders. If these defects or deficiencies are significant, our business reputation may also be damaged. The failure of the components that we manufacture for our customers to comply with applicable statutory and regulatory requirements may subject us to legal fines or penalties and, in some cases, require us to shut down or incur considerable expense to correct a manufacturing process or facility. In addition, these defects may expose us to liability to pay for the recall of a customer’s product or to indemnify our customers for the costs of any such claims or recalls which they face as a result of using items manufactured by us in their products.

Adverse judgments or settlements in legal disputes, including product liability, intellectual property infringement and other claims, could result in materially adverse monetary damages or injunctive relief and damage our business and/or our reputation.

We are subject to, and may become a party to, a variety of litigation or other claims and suits that arise from time to time in the ordinary course of our business. The results of litigation and other legal proceedings are inherently uncertain and adverse judgments or settlements in some or all of these legal disputes may result in materially adverse monetary damages or injunctive relief against us. Additionally, our insurance policies may not protect us against potential liability due to various exclusions in the policies and self-insured retention amounts. Partially or completely uninsured claims, if successful and of significant magnitude, could have a material adverse effect on our business, financial condition and results of operations. Furthermore, any claims or litigation, even if fully indemnified or insured, could damage our reputation and make it more difficult to compete effectively or obtain adequate insurance in the future.

The components we manufacture can expose us to potential liabilities. For instance, our manufacturing businesses expose us to potential product liability claims resulting from injuries caused by defects in components we design or manufacture, as well as potential claims that components we design infringe on third-party intellectual property rights. Such claims could subject us to significant liability for damages, subject the infringing portion of our business to injunction and, regardless of their merits, could be time-consuming and expensive to resolve. We may also have greater potential exposure from warranty claims and recalls due to problems caused by component or product design. Although we have product liability insurance coverage, it may not be sufficient to cover the full extent of our product liability, if at all. A successful product liability claim in excess or outside of our insurance coverage or any material claim for which insurance coverage was denied or limited and for which indemnification was not available could have a material adverse effect on our business, results of operations and/or financial condition.

We may experience work-related accidents that may expose us to liability claims.

Due to the nature of our operations, we are subject to the risks of our employees being exposed to industrial-related accidents at our premises. If such accidents occur in the future, we may be required to pay compensation and may also suffer reputational harm. Under such circumstances, our business and financial performance could be adversely affected.

Increases in the cost of employee benefits could impact our financial results and cash flows.

Our expenses relating to employee health benefits are significant. Unfavorable changes in the cost of and the unpredictability of claims under such benefits could impact our financial results and cash flows. Healthcare costs have risen significantly in recent years, and recent legislative and private sector initiatives regarding healthcare reform could result in significant changes to the U.S. healthcare system. Pursuant to the Affordable Care Act, employees may be ineligible for certain healthcare subsidies if such employee is eligible and offered qualifying and affordable healthcare coverage under an employer’s plan. Due to the breadth and complexity of the healthcare reform legislation, the lack of implementing regulations and interpretive guidance and the uncertainty surrounding further reform proposals, we are not able to fully determine the impact that healthcare reform will have in the future on company sponsored medical plans.

Compliance or the failure to comply with regulations and governmental policies could cause us to incur significant expense.

We are subject to a variety of local and foreign laws and regulations including those relating to labor and health and safety concerns. Such laws may require us to pay mandated compensation and penalties. Additionally, we may need to obtain and maintain licenses and permits to conduct business in various jurisdictions. If we or the businesses or companies we acquire have failed or fail in the future to comply with such laws and regulations, then we could incur liabilities and fines and our operations could be suspended. Such laws and regulations could also restrict our ability to modify or expand our facilities, could require us to acquire costly equipment, or could impose other significant expenditures.

Prior to this offering, we were treated as an S Corporation, and claims of taxing authorities related to our prior status as an S Corporation could have an adverse effect on our business, financial condition and results of operations.

Upon consummation of this offering, our status as an S Corporation will terminate and we will be treated as a “C Corporation” for U.S. federal income tax purposes and thus will begin to be subject to U.S. federal income tax. If the unaudited, open tax years in which we were an S Corporation are audited by the Internal Revenue Service, or IRS, and we are determined not to have qualified for, or to have violated any requirement for maintaining, our S Corporation status, we will be obligated to pay back taxes, interest and possibly penalties. The amounts that we would be obligated to pay could include taxes on all our taxable income attributable to such open tax years. Any such claims could result in additional costs to us and could have a material adverse effect on our business, financial condition and results of operations.

Prior to the completion of this offering we are 100% owned by the ESOP, which is a tax-qualified retirement plan. If the ESOP fails to meet the requirements of a tax-qualified retirement plan we could be subject to substantial penalties.

The ESOP is a tax-qualified defined contribution retirement plan subject to the requirements of the Code and ERISA. The ESOP has received a determination letter from the IRS that it meets the requirements of a tax-qualified retirement plan in form and we endeavor to maintain and administer the ESOP in compliance with all requirements of the Code and ERISA. However, the rules regarding tax-qualified plans, and especially ESOPs, are complex and change frequently. Accordingly, it is possible that the ESOP may not have been and may not in the future be administered in full compliance with all applicable rules under the Code or ERISA.

If the ESOP were to be audited and the IRS were to determine that the ESOP was not in material compliance with the Code or ERISA, then the ESOP could lose its tax-qualified status and we could be subject to substantial penalties under the Code and/or ERISA, which could have a material adverse effect on our business, financial condition or results of operations. Additionally, loss of the ESOP’s tax-qualified status would adversely impact our prior treatment as an S Corporation. See “—Prior to this offering, we were treated as an S Corporation, and claims of taxing authorities related to our prior status as an S Corporation could have an adverse effect on our business, financial condition and results of operations.”

Any failure to protect our customers’ intellectual property that we use in the products we manufacture for them could harm our customer relationships and subject us to liability.

The products we manufacture for our customers often contain our customers’ intellectual property, including copyrights, patents, trade secrets and know-how. Our success depends, in part, on our ability to protect our customers’ intellectual property. The steps we take to protect our customers’ intellectual property may not adequately prevent its disclosure or misappropriation. If we fail to protect our customers’ intellectual property, our customer relationships could be harmed and we may experience difficulty in establishing new customer relationships. In addition, our customers might pursue legal claims against us for any failure to protect their intellectual property, possibly resulting in harm to our reputation and our business, financial condition and operating results.

Risks Related to Our Indebtedness

Our Credit Agreements restrict our ability and the ability of our subsidiaries to engage in some business and financial transactions.

On December 14, 2018, we entered into a credit agreement with certain lenders and Wells Fargo Bank, National Association, as administrative agent, which we sometimes refer to as the Senior Credit Agreement. The Senior Credit Agreement provides for (i) a $90.0 million revolving credit facility, with a letter of credit sub-facility in an aggregate amount not to exceed $5.0 million, and a swingline facility in an aggregate amount of $15.0 million, which we sometimes collectively refer to as the Revolving Loan, and (ii) a $69.0 million term loan facility, which we sometimes refer to as Term Loan A, and a $26.0 million real estate term loan facility, which we sometimes refer to as the Real Estate Term Loan, and, together with Term Loan A, which we sometimes collectively refer to as the Term Loans.

On December 14, 2018, we also entered into a credit agreement with certain lenders and Wells Fargo Strategic Capital Inc., as administrative agent, which we sometimes refer to as the Subordinated Credit Agreement and, together with the Senior Credit Agreement, as the Credit Agreements. The Subordinated Credit Agreement provides for a $25.0 million term loan facility, which we sometimes refer to as the Subordinated Term Loan.

Our Credit Agreements contain a number of covenants that limit our ability and the ability of our subsidiaries to:

●	create, incur or assume indebtedness (other than certain permitted indebtedness);

●	create or incur liens (other than certain permitted liens);

●	make investments (other than certain permitted investments);

●

merge or consolidate with another entity or sell our stock other than to the ESOP or pursuant to an initial public offering reasonably satisfactory to the administrative agent for each of the Credit Agreements;

●	make asset dispositions (other than certain permitted dispositions);

●	declare or pay any dividend or any other distribution to shareholders;

●	enter into transactions with affiliates;

●	make certain organizational changes, including changing our fiscal year end or amending our organizational documents;

●	pay or amend or waive the terms of subordinated indebtedness;

●	enter into any agreement further restricting our ability to create or assume any lien;

●	sell notes receivable or accounts receivable except under certain circumstances;

●	enter into sale leaseback transactions;

●	incur capital expenditures in excess of $25,000,000, in the case of the Senior Credit Agreement, or $26,000,000, in the case of the Subordinated Credit Agreement, in any fiscal year;

●	permit any person or group other than the ESOP to own or control more than 20% of our equity interests; or

●

permit our board of directors to not be composed of a majority of our continuing directors (i.e., our directors as of December 14, 2018 and any additional or replacement directors that have been approved by at least 51% of the directors then in office).

Each Credit Agreement also requires us to maintain a fixed charge coverage ratio and a consolidated leverage ratio, and contains certain customary representations and warranties, affirmative covenants and events of default (including, among others, payment default, covenant default, breach of representation or warranty, bankruptcy, cross-default, material ERISA events, certain changes of control, material money judgments and failure to maintain subsidiary guarantees). If an event of default occurs under either Credit Agreement, the lenders under such Credit Agreement will be entitled to take various actions, including the acceleration of amounts due thereunder, the termination of such credit facility and all actions permitted to be taken by a secured creditor. Our failure to comply with our obligations under either Credit Agreement may result in an event of default under such Credit Agreement. A default, if not cured or waived, may permit acceleration of our indebtedness. If our indebtedness is accelerated, we cannot be certain that we will have sufficient funds available to pay the accelerated indebtedness or that we will have the ability to refinance the accelerated indebtedness on terms favorable to us or at all.

We are able to incur additional debt, which could reduce our ability to satisfy our current obligations under our existing indebtedness.

At December 31, 2018, we had $        million outstanding under the Term Loans, $        million outstanding under the Revolving Loan and $        million outstanding under the Subordinated Term Loan. In addition, we may be able to incur significant additional indebtedness in the future, and we may do so, among other reasons, to fund acquisitions as part of our growth strategy. Although each of the Credit Agreements contains restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and we could incur substantial additional indebtedness in compliance with these restrictions.

Risks Related to Our Common Stock and This Offering

Your ability to influence corporate matters may be limited because the ESOP owns a substantial amount of our stock and will continue to have significant influence over us after this offering, which may limit your ability to influence the outcome of important transactions, including a change in control.

Upon completion of this offering, our employees and certain former employees, through their interests in the 401(k) ESOP and the Traditional ESOP, will beneficially own approximately        % of the outstanding shares of our common stock. Following completion of this offering, each ESOP participant is entitled to direct the vote of the shares allocated to his or her ESOP account, in his or her sole discretion. As a result, our employees and former employees, if acting together, will be able to influence or control matters requiring approval by our shareholders, including the election of directors, influence over our management and policies and the approval of mergers, acquisitions or other extraordinary transactions. As employees and former employees, the ESOP participants’ interests may be contrary to yours. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our non-ESOP shareholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

The ESOP Trustee may have the power to vote in its discretion a large block of shares on matters presented to shareholders for approval.

Following completion of this offering, ESOP participants have the right to direct the vote of the shares allocated to his or her ESOP account.    However, if a participant does not timely direct the voting of his or her shares, then the ESOP Trustee will vote such shares in its independent fiduciary discretion. Additionally, the ESOP Trustee has fiduciary duties under ERISA which may cause the ESOP Trustee to override participants’ voting directions. Consequently, there may be circumstances in which the ESOP Trustee has the ability to vote a significant block of shares on matters presented to shareholders for approval. The ESOP which as a retirement plan has the purpose of providing retirement benefits to current and former employees of the company and their beneficiaries may have interests that are different from yours and may vote in a way with which you disagree and which may be adverse to your interests.

There is no existing market for our common stock and an active, liquid trading market for our common stock may not develop following this offering.

Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market or how liquid that market may become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you purchase. The initial public offering price of our common stock was determined by negotiation between us and the underwriters, and may not be indicative of prices that will prevail after the completion of this offering. In addition, the market price of our common stock may decline below the initial public offering price, and you may not be able to resell your shares at, or above, the initial public offering price.

The market price of our common stock may be volatile, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price of our common stock will be determined through negotiation between us and the underwriters. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell shares of our common stock following this offering. In addition, the market price of our common stock following this offering is likely to be highly volatile, may be higher or lower than the initial public offering price and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our common stock since you might be unable to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the market price of our common stock include the following:

●	price and volume fluctuations in the overall stock market from time to time;

●	relatively small percentage of our common stock available publicly;

●	actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

●	changes in the market’s expectations about our operating results;

●	changes in our orders in a given period;

●	success of competitors;

●	our operating results failing to meet the expectation of securities analysts or investors in a particular period;

●	changes in financial estimates and recommendations by securities analysts concerning us or the markets in general;

●	operating and stock price performance of other companies that investors deem comparable to us;

●	our ability to manufacture new and enhanced components for the products of our customers on a timely basis;

●	changes in laws and regulations affecting our business;

●	commencement of, or involvement in, litigation involving us;

●	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

●	the volume of securities available for public sale;

●	any major change in our board of directors or management;

●	sales of substantial amounts of our securities by our directors, executive officers or significant shareholders or the perception that such sales could occur; and

●	general economic and political conditions such as recession, interest rates, tariffs, fuel prices, international currency fluctuations and acts of war or terrorism.

In the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Additionally, if our common stock is not listed on, or becomes delisted from,        for any reason, and is quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of our securities may be more limited than if we were quoted or listed on        or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

Sales of outstanding shares of our common stock into the market in the future could cause the market price of our common stock to drop significantly, even if our business is doing well.

Immediately after this offering, we will have outstanding        shares of our common stock. Of these shares, the shares sold in this offering will be freely tradable except for any shares purchased by our “affiliates” as that term is used in Rule 144 under the Securities Act.

Of the remaining outstanding shares approximately        shares of common stock are held by the ESOP. Additionally,        shares of common stock are reserved for issuance under the Mayville Engineering Company, Inc. 2019 Omnibus Incentive Plan, which we sometimes refer to as the Omnibus Incentive Plan, which we adopted in connection with this offering. We intend to register the shares reserved for issuance under our Omnibus Incentive Plan and the shares subject to diversification rights under the ESOP and applicable law on Form S-8 registration statements following this offering.

The 2019 annual diversification election opportunity for participants in the Traditional ESOP (based upon participant share balances as of December 31, 2018) is anticipated to run until the 90th day following completion of this offering and the Traditional ESOP will then distribute shares of our common stock that any participants have elected to diversify 90 days following the end of the diversification election period. Therefore, no shares distributed in connection with Traditional ESOP diversification elections will be available for sale prior to 180 days following the date of this offering. As of        , 2019, approximately        % of our shares, after taking into effect this offering, will be eligible for the 2019 diversification opportunity, not taking into account the shares of our officers subject to lock-up. Upon completion of the 2019 diversification opportunity, eligible Traditional ESOP participants’ next opportunity to diversify will occur during the 2020 diversification election period, and annually thereafter.

As required by law, 401(k) ESOP participants who have at least three years of service and are not otherwise subject to a lock-up agreement will be able to elect, on a quarterly basis, to sell some or all the shares of our common stock held in their 401(k) ESOP accounts and invest such proceeds in the other investment options made available under the 401(k) ESOP. The initial participant diversification opportunity will take place 180 days after the date of this offering, with subsequent diversification options on or before the last day of each quarterly diversification period. Therefore, no shares distributed in connection with 401(k) ESOP diversification elections will be available for sale prior to 180 days following the date of this offering. As of        , 2019, approximately         % of our shares, after taking into effect this offering, would be eligible for the diversification election under the 401(k) ESOP, not taking into account the shares of our officers subject to lock-up.

Upon termination of employment or death, participants are entitled to receive distributions in annual installments over a period of five years with respect to the shares of our common stock allocated to such participant’s account under the 401(k) ESOP and the Traditional ESOP. The 2019 annual distribution period for these ex-employees will occur no earlier than 180 days following the date of this offering. As of        , 2019, approximately         % of our shares, after taking into effect this offering, will be the subject of such a distribution.

Following the time periods set forth above, the terms of the ESOPs may be amended to allow for more frequent sales of our common stock by participants.

While our officers and directors and the ESOP itself (subject to certain exceptions) are subject to lock-up agreements, other participants in the ESOP generally are not subject to lock-up agreements. Therefore, participants who fall into one of the three categories described above and who are not locked up will be eligible to sell all their shares in the market after the dates described above without restrictions. We cannot predict whether any participants will exercise their diversification elections or if they do as to how many shares. We cannot predict the effect, if any, that the sales of shares by the participants who make diversification elections or who receive shares following their termination of employment or death may have on the market price of our common stock. Sales of substantial amounts of our common stock by participants may cause the market price of our common stock to decline.

After this offering, we will have an aggregate of        shares of common stock authorized but unissued and not reserved for issuance under our Omnibus Incentive Plan or otherwise. We may issue all of these shares without any action or approval by our shareholders. The issuance of additional shares could be dilutive to existing holders.

Investors in this offering will experience immediate and substantial dilution.

The initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of the outstanding common stock immediately after this offering. Based on an assumed initial public offering price of $        per share (the mid-point of the price range set forth on the cover page of this prospectus) and our net tangible book value as of December 31, 2018, if you purchase our common stock in this offering you will pay more for your shares than the amounts paid by our existing shareholders for their shares and you will suffer immediate dilution of approximately $        per share in pro forma net tangible book value. See “Dilution.” As a result of such dilution, investors purchasing common stock in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our securities adversely, the price and trading volume of our securities could decline.

The trading market for our securities will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. Securities and industry analysts do not currently, and may never, publish research on us. If no securities or industry analysts commence coverage of us, our stock price and trading volume would likely be negatively impacted. If any of the analysts who may cover us change their recommendation regarding our securities adversely, or provide more favorable relative recommendations about our competitors, the price of our securities would likely decline. If any analyst who may cover us were to cease coverage of us or fail to regularly publish reports on it, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

We will have broad discretion over the use of the proceeds to us from this offering, and we may not use these funds in a manner of which you would approve or which would enhance the market price of our common stock.

We will have broad discretion to use the net proceeds from this offering, and you will be relying on the judgment of our board of directors and management regarding the use of these proceeds. We intend to use a significant portion of the net proceeds from this offering to repay existing indebtedness, including indebtedness incurred with respect to the DMP acquisition.

After the completion of this offering, we do not expect to declare any dividends in the foreseeable future.

The continued operation and growth of our business, including acquisitions and capital expenditures, will require substantial cash. Accordingly, after the completion of this offering, we do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, any contractual restrictions, our indebtedness, restrictions imposed by applicable law and other factors our board of directors deems relevant. Consequently, investors may need to sell all or part of their holdings of our common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

Some provisions of Wisconsin law and our amended and restated articles of incorporation and bylaws that will be in effect at the closing of this offering could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our common stock.

Upon the closing of this offering, our status as a Wisconsin corporation and the anti-takeover provisions of the Wisconsin Business Corporation Law, which we sometimes refer to as the WBCL, may discourage, delay or prevent a change in control even if a change in control would be beneficial to our shareholders by prohibiting us from engaging in a business combination with an interested shareholder for a period of three years after the person becomes an interested shareholder. We may engage in a business combination with an interested shareholder after the expiration of the three-year period with respect to that shareholder only if one or more of the following conditions is satisfied: (i) our board of directors approved the acquisition of the stock before the date on which the shareholder acquired the shares, (ii) the business combination is approved by a majority of our outstanding voting stock not beneficially owned by the interested shareholder or (iii) the consideration to be received by shareholders meets certain fair price requirements of the WBCL with respect to form and amount.

In addition, our amended and restated articles of incorporation and bylaws that will be in effect upon the closing of this offering contain provisions that may make the acquisition of the company more difficult, including the following:

●

establishing a classified board of directors so that not all members of our board of directors are elected at one time, which could delay the ability of shareholders to change the membership of a majority of our board of directors;

●	authorizing undesignated preferred stock, the terms of which may be established and shares of which may be issued by our board of directors without shareholder approval;

●

requiring certain procedures to be satisfied in order for a shareholder to call a special meeting of shareholders, including requiring that we receive written demands for a special meeting from holders of 10% or more of all the votes entitled to be cast on any issue proposed to be considered;

●

requiring that a director may be removed from office only for “cause” and with the affirmative vote of shareholders holding at least 66 2/3% of the then outstanding shares of stock entitled to vote in the election of directors;

●	not providing for cumulative voting in the election of directors, which would otherwise allow holders of less than a majority of stock to elect some directors; and

●	establishing advance notice procedures for shareholder proposals or the nomination of candidates for election as directors.

These provisions could have the effect of discouraging, delaying or preventing a transaction involving a change in control of the company. These provisions could also have the effect of discouraging proxy contests and make it more difficult for you and other shareholders to elect directors of your choosing or prevent us from taking other corporate actions that you desire.

Risks Related to Being a Public Company

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business.

Following the completion of this offering, we will be required to comply with various regulatory and reporting requirements, including those required by the United States Securities and Exchange Commission, or the SEC. Complying with these reporting and other regulatory requirements will be time-consuming and will result in increased costs to us and could have a negative effect on our business, financial condition and operating results.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, which we sometimes refer to as the Exchange Act, and the requirements of the Sarbanes-Oxley Act of 2002. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we may need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Sustaining our growth also will require us to commit additional management, operational and financial resources to identify new professionals to join the company and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition and operating results.

We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

We have identified material weaknesses in our internal control over financial reporting. If our remediation of these material weaknesses is not effective, or if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

As a public company, we will be required in future years to document and assess the effectiveness of our system of internal controls over financial reporting to satisfy the requirements of the Sarbanes-Oxley Act.

During the course of preparing for this offering, we identified two material weaknesses in the design and operation of our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. The first material weakness relates to information technology general controls specific to segregation of duties, systems access and change management processes. The second material weakness relates to a lack of consistently documented accounting policies and procedures, a lack of controls over the preparation and review of journal entries and a limited number of personnel with a level of GAAP accounting knowledge commensurate with our financial reporting requirements, which, in the aggregate, constitute a material weakness.

We are currently evaluating a number of steps to enhance our internal control over financial reporting and address these material weaknesses, including: hiring of additional financial reporting personnel with technical accounting and financial reporting experience, enhancing our internal review procedures during the financial statement close process, and designing and implementing IT general computer controls; however, our current efforts to design and implement effective controls may not be sufficient to remediate the material weaknesses described above or prevent future material weaknesses or other deficiencies from occurring. Despite these actions, we may identify additional material weaknesses in our internal control over financial reporting in the future.

If we fail to effectively remediate these material weaknesses in our internal control over financial reporting, if we identify future material weaknesses in our internal control over financial reporting or if we are unable to comply with the demands that will be placed upon us as a public company, including the requirements of Section 404 of the Sarbanes-Oxley Act, in a timely manner, we may be unable to accurately report our financial results, or report them within the timeframes required by the SEC. In addition, if we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, when required, investors may lose confidence in the accuracy and completeness of our financial reports, we may face restricted access to the capital markets and our stock price may be adversely affected.

Commencing with our second annual report on Form 10-K that we will file after becoming a public reporting company, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our Form 10-K filing for that year, as required by Section 404 of the Sarbanes Oxley Act. We expect to expend significant resources in developing the necessary documentation and testing procedures required by Section 404. If we fail to implement the requirements of Section 404 in a timely manner, regulatory authorities such as the SEC or the Public Company Accounting Oversight Board, or the PCAOB, might subject us to sanctions or investigation. We cannot be certain that the actions we will be taking to improve our internal controls over financial reporting will be sufficient, or that we will be able to implement our planned processes and procedures in a timely manner.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this exemption from new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that have not made this election.

For as long as we continue to be an emerging growth company, we also intend to take advantage of certain other exemptions from various reporting requirements that are applicable to other public companies including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will remain an emerging growth company until the earliest of (i) the last day of the year in which we have total annual gross revenue of $1.07 billion or more; (ii) the last day of the year following the fifth anniversary of the date of the closing of this offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

Our business and stock price may suffer as a result of our lack of public company operating experience.

We have never operated as a public company, and we expect that the obligations of being a public company, including substantial public reporting, auditing and investor relations obligations, will require significant additional expenditures, place additional demands on our management and require the hiring of additional personnel. These obligations will increase our operating expenses and could divert our management’s attention from our operations. The Sarbanes-Oxley Act and the SEC rules and regulations implementing such Act, as well as various        rules, will require us to implement additional corporate governance practices and may require further changes. These rules and regulations will increase our legal and financial compliance costs, and make some activities more difficult, time-consuming and/or costly. We also expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. We may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified independent members of our board of directors and qualified members of our management team.

USE OF PROCEEDS

We estimate that our net proceeds from this offering, after deducting estimated underwriting discounts and commissions and approximately $        million of estimated offering expenses payable by us, will be $        million, assuming an initial public offering price of $        per share (the midpoint of the range set forth on the cover of this prospectus). We intend to use these net proceeds to repay our outstanding indebtedness and for general corporate purposes, which may include future acquisitions.

At        , 2019, we had total borrowings of $        million outstanding under the Term Loans, $        million outstanding under the Subordinated Term Loan and $        million outstanding under the Revolving Loan with an average interest rate of        % on outstanding borrowings. At        , 2019, the interest rates on our Term Loan A, Real Estate Term Loan, Subordinated Term Loan and Revolving Loan were    %,    %,    % and    %, respectively.

A $1.00 increase or decrease in the assumed initial public offering price per share of our common stock would cause our net proceeds from this offering to increase or decrease by approximately $        million, assuming the number of shares of our common stock offered by us remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us. Each increase or decrease of        shares in the number of shares offered by us at the assumed initial public offering price per share of our common stock would increase or decrease our net proceeds from this offering by $        million after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future. Any future determination as to the declaration and payment of dividends will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that our board of directors considers relevant. In addition, the terms of the Senior Credit Agreement and the Subordinated Credit Agreement restrict our ability to pay cash dividends to the holders of our common stock.

CAPITALIZATION

The following table sets forth cash and cash equivalents, as well as our capitalization, as of December 31, 2018 (after giving retroactive effect to our amended and restated articles of incorporation and our stock dividend of approximately         -for-1 prior to this offering):

●	on an actual basis; and

●

on a pro forma as adjusted basis, to give effect to the sale and issuance by us of        shares of our common stock in this offering (assuming no exercise of the underwriters’ option to purchase additional shares) at an assumed initial public offering price of $        per share (the midpoint of the range set forth on the cover of this prospectus) and application of an estimated $        million of net proceeds from this offering as described in “Use of Proceeds.”

You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

As of December 31, 2018
	Actual	Pro Forma As Adjusted (1)
(in thousands, except per share data)			(unaudited)
Cash and cash equivalents	$	$

Term loans(2)
Subordinated term loan(3)
Revolving loan(2)
Other long-term debt (including current maturities)
Preferred stock, par value $0.01; shares authorized and no shares issued and outstanding, actual; shares authorized and no shares issued and outstanding, pro forma as adjusted
Temporary equity – redeemable common shares, no par value; shares authorized, shares issued and shares outstanding, actual; n/a shares authorized, issued and outstanding, pro forma as adjusted			n/a
Common stock, no par value; n/a shares authorized, issued and outstanding, actual; shares authorized, shares issued and shares outstanding, pro forma as adjusted	n/a
Additional paid-in capital
Retained earnings
Treasury stock, at cost
Total capitalization	$	$

(1)

A $1.00 increase or decrease in the assumed initial public offering price per share of our common stock would increase or decrease each of cash, additional paid-in-capital and total capitalization by approximately $ million, assuming the number of shares of our common stock offered by us remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us. The pro forma as adjusted information is illustrative only, and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)

Represents borrowings outstanding under the Senior Credit Agreement. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Senior Credit Agreement.”

(3)

Represents borrowings outstanding under the Subordinated Credit Agreement. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Subordinated Credit Agreement.”

DILUTION

Dilution is the amount by which the offering price paid by purchasers of our common stock sold in this offering will exceed the pro forma as adjusted net tangible book value per share of our common stock after the completion of this offering. The pro forma net tangible book value of our common stock at December 31, 2018 was $        million, or $        per share. Pro forma net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of outstanding shares of our common stock.

After giving effect to the sale by us of shares of our common stock in this offering at the assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2018 would have been $        million, or $        per share. This represents an immediate increase in pro forma net tangible book value of $        per share to our existing shareholders and an immediate dilution in pro forma net tangible book value of $        per share to investors purchasing shares of our common stock in this offering at the assumed initial public offering price.

The following table illustrates the per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value (deficit) per share at December 31, 2018	$
Increase in pro forma net tangible book value (deficit) per share attributable to new investors in this offering	$

Pro forma as adjusted net tangible book value per share immediately after this offering		$

Dilution in pro forma net tangible book value per share to new investors in this offering		$

Each $1.00 increase or decrease in the assumed initial public offering price per share of our common stock would increase or decrease our pro forma as adjusted net tangible book value after the completion of this offering by approximately $        , and increase or decrease the dilution to purchasers in this offering by approximately $        per share, assuming the number of shares of our common stock offered by us remains the same and after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

If the underwriters’ option to purchase additional shares of our common stock from us is exercised in full, the pro forma as adjusted net tangible book value per share of our common stock, as adjusted to give effect to this offering, would be $        per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $        per share.

The following table summarizes, at December 31, 2018, on the pro forma as adjusted basis described above, the difference between the total cash consideration paid and the average price per share paid by existing shareholders and the purchasers of our common stock in this offering with respect to the number of shares of our common stock purchased from us, before deducting estimated underwriting discounts and commissions and offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing shareholders			%	$		%	$
Purchasers of common stock in this offering			%			%
Total		100%		$	100%

Each $1.00 increase or decrease in the assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors and total consideration paid by all shareholders by approximately $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares of our common stock from us. If the underwriters’ option to purchase additional shares of our common stock were exercised in full, our existing shareholders would own        % and our new investors would own        % of the total number of shares of our common stock outstanding upon the completion of this offering.

The total number of shares of our common stock that will be outstanding after this offering is based on        shares of our common stock outstanding as of December 31, 2018.

SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following sets forth our selected consolidated financial and operating information on a historical and pro forma basis. You should read the following summary of selected consolidated financial information in conjunction with our historical consolidated financial statements, the historical consolidated financial statements of DMP, our unaudited pro forma condensed consolidated financial statements, and the related notes thereto, and with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each of which is included elsewhere in this prospectus.

Our selected historical consolidated statement of comprehensive income information for the years ended December 31, 2018 and 2017, and our related selected historical consolidated balance sheet information as of December 31, 2018 and 2017, have been derived from our historical audited consolidated financial statements as of and for the year ended December 31, 2018 and 2017, which are included elsewhere in this prospectus.

On December 14, 2018, we acquired all of the issued and outstanding shares of common stock of DMP. The unaudited pro forma condensed consolidated financial information set forth below gives effect to the DMP acquisition as if it had occurred as of January 1, 2018, and has been prepared to reflect adjustments to our historical financial information that are (i) directly attributable to the DMP acquisition, (ii) factually supportable, and (iii) with respect to the unaudited pro forma condensed consolidated statements of operations information, expected to have a continuing impact on our results. The unaudited pro forma condensed consolidated financial information includes various estimates which are subject to material change and may not be indicative of what may be expected to occur in the future. The unaudited pro forma condensed consolidated statements of operations information does not include non-recurring items, including, but not limited to, acquisition-related legal and advisory fees. The unaudited pro forma condensed consolidated financial information reflects the impact of:

●	the DMP acquisition;

●	other adjustments related to the DMP acquisition described in the explanatory notes to the unaudited pro forma condensed consolidated financial information;

●

the reclassification of our common stock, which is, before this offering and the related amendments to our ESOP, considered temporary equity redeemable under GAAP, to shareholders’ equity, including common stock and additional paid-in capital, following this offering; and

●	our conversion from an S Corporation to a C Corporation for U.S. federal income tax purposes.

See the introduction and the related notes to the unaudited pro forma condensed consolidated financial statements, included elsewhere in this prospectus, for a complete description of the adjustments and assumptions underlying the selected unaudited pro forma condensed consolidated financial information.

The historical consolidated balance sheet information and historical consolidated statements of operations information of DMP used in the preparation of the unaudited pro forma condensed consolidated statement of operations information set forth below has been derived from the historical financial statements of DMP, which are included elsewhere in this prospectus.

The data for the periods presented below is not necessarily indicative of the results to be expected for any future period.

	For the Year Ended December 31,			Pro Forma Year Ended December 31,
	2018		2017	2018
(In thousands, except share and per share data)				(Unaudited)
Statement of Comprehensive Income Data:
Net sales	$		$313,331	$
Cost of sales			278,594

Manufacturing margins			34,737
Income from operations			9,426
Net income			5,246
Earnings per share – basic and diluted(1)
Weighted average shares outstanding(1)

Other Financial Data:
EBITDA(2)	$		$30,190
EBITDA Margin(2)			9.6%
Transaction fees			—
Loss on debt extinguishment			—
Adjusted EBITDA(2)			30,190
Adjusted EBITDA Margin(2)			9.6%
	December 31,			Pro Forma December 31,
	2018		2017	2018
(In thousands)				(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$		$76	$
Total current assets			64,173
Total assets			214,316
Total current liabilities			41,876
Bank revolving credit notes, other long-term debt less current maturities, and other long-term liabilities			67,919
Deferred compensation and long-term incentive, less current portion			11,634
Temporary equity – redeemable common shares(3)			125,042
Retained earnings(3)			17,671
Treasury stock at cost(3)			(49,826)
Common stock		n/a	n/a
Additional paid-in capital		n/a	n/a

(1)	Share data gives retroactive effect to the issuance of a stock dividend of -for-1 prior to this offering.

(2)

EBITDA represents net income before interest expense, provision (benefit) for income taxes, depreciation, and amortization. EBITDA Margin represents EBITDA as a percentage of net sales for each period. Adjusted EBITDA represents EBITDA before transaction fees incurred in connection with the DMP acquisition and this offering and the loss on debt extinguishment relating to our December 2018 credit agreement. Adjusted EBITDA Margin represents Adjusted EBITDA as a percentage of net sales for each period. These are supplemental measures of our operating performance that are neither required by, nor presented in accordance with, GAAP. These measures should not be considered as an alternative to net income or any other performance measure derived in accordance with GAAP as an indicator of our operating performance. We present Adjusted EBITDA and Adjusted EBITDA Margin as management uses these measures as key performance indicators, and we believe they are measures frequently used by securities analysts, investors and other parties to evaluate companies in our industry. These measures have limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under GAAP.

(3)

Following consummation of this offering, our annual obligation to repurchase shares of our common stock held in the ESOP to satisfy legally required diversification distributions for eligible employees and distributions to employees who have terminated their employment with us or who passed away will terminate; and, thereafter, we will be able to distribute shares of our common stock to these employees or ex-employees rather than cash.

Our calculation of Adjusted EBITDA and Adjusted EBITDA Margin may not be comparable to similarly named measures reported by other companies. Potential differences between our measure of Adjusted EBITDA compared to other similar companies’ measures of Adjusted EBITDA may include differences in capital structures and tax positions.

The following table presents a reconciliation of net income, the most directly comparable measure calculated in accordance with GAAP, to Adjusted EBITDA, and the calculation of Adjusted EBITDA Margin for each of the periods presented.

		For the Year Ended December 31,
		2018	2017
(in thousands)
Net income	$		$5,246
Interest expense			4,180
Provision for income taxes			0
Other			33
Depreciation and amortization			20,731

EBITDA	$		$30,190
Transaction fees(1)			—
Loss on debt extinguishment(2)			—

Adjusted EBITDA	$		$30,190

Net sales			313,331
EBITDA Margin			9.6%
Adjusted EBITDA Margin			9.6%

(1)	Includes transaction fees incurred in connection with the DMP acquisition and this offering. No transaction fees were incurred in 2017.

(2)	Relates to our December 2018 credit agreement.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations is intended to assist in understanding and assessing the trends and significant changes in our results of operations and financial condition. Historical results may not be indicative of future performance. This discussion includes forward-looking statements that reflect our plans, estimates and beliefs. Such statements involve risks and uncertainties. Our actual results may differ materially from those contemplated by these forward-looking statements as result of various factors, including those set forth in “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” This discussion should be read in conjunction with “Prospectus Summary—Summary Selected Historical and Pro Forma Consolidated Financial Data,” “Selected Historical and Pro Forma Consolidated Financial Information,” our audited consolidated financial statements and the notes thereto and the audited consolidated financial statements of DMP and the notes thereto, all of which are included elsewhere in this prospectus. In this discussion, we use certain non-GAAP financial measures. Explanation of these non-GAAP financial measures and reconciliation to the most directly comparable GAAP financial measures are included in this Management’s Discussion and Analysis of Financial Condition and Results of Operations as well as “Selected Historical and Pro Forma Consolidated Financial Information.” Investors should not consider non-GAAP financial measures in isolation or as substitutes for financial information presented in compliance with GAAP.

Overview

MEC is a leading U.S.-based contract manufacturer that provides a broad range of prototyping and tooling, production fabrication, coating, assembly and aftermarket components. Our customers operate in diverse end markets, including heavy- and medium-duty commercial vehicles, construction, powersports, agriculture, military and other end markets. We have developed long-standing relationships with our blue chip customers based upon a high level of experience, trust and confidence.

Our one manufacturing segment focuses on producing metal components that are used in a broad range of heavy- and medium-duty commercial vehicles, construction, powersports, agricultural, military and other products.

On December 14, 2018, we acquired DMP, a leading U.S. based manufacturer of component parts for the heavy- and medium-duty commercial vehicles, construction, agriculture and military markets. At the closing, we paid cash of $115.2 million dollars, net of acquired cash, and assumed certain liabilities. There is also an additional one-time earn-out payment of up to $10 million that could be paid in 2019 if DMP meets certain financial performance metrics during 2019. The DMP acquisition provides us with enhanced product, customer and geographic diversification with minimal customer overlap. DMP’s business is included in our results of operations since the date of acquisition.

How We Assess Performance of Our Business

Net Sales

Net sales reflect sales of our components and products net of allowances for returns and discounts. Several factors affect our net sales in any given period, including general economic conditions, weather, timing of acquisitions and the production schedules of our customers. Net sales are recognized at the time of shipment to the customer.

Manufacturing Margins

Manufacturing margins represents net sales less cost of sales. Cost of sales consists of all direct and indirect costs used in the manufacturing process, including raw materials, labor, equipment costs, depreciation, lease expenses, subcontract costs and other directly related overhead costs. Our cost of sales is directly affected by fluctuations in commodity prices, primarily sheet steel and aluminum, but these changes are largely mitigated by contractual agreements with our customers that allow us to pass through these price changes based on certain market indexes.

Depreciation and Amortization

We carry property, plant and equipment on our balance sheet at cost, net of accumulated depreciation and amortization. Depreciation on property, plant and equipment is computed on a straight-line basis over the estimated useful life of the asset. Amortization expense is the periodic expense related to leasehold improvements and intangible assets. Leasehold improvements are amortized over the lesser of the life of the underlying asset or the remaining lease term. Our intangible assets were recognized as result of certain acquisitions and are generally amortized on a straight-line basis over the estimated useful lives of the assets.

Other Selling, General and Administrative Expenses

Other selling, general and administrative expenses consist primarily of salaries and personnel costs for our sales and marketing, finance, human resources, information systems, administration and other certain managerial employees and certain corporate level administrative expenses such as incentive compensation, audit, accounting, legal and other consulting and professional services, travel and insurance.

Other Key Performance Indicators

EBITDA, EBITDA Margin, Adjusted EBITDA and Adjusted EBITDA Margin

EBITDA represents net income before interest expense, provision (benefit) for income taxes, depreciation, and amortization. EBITDA Margin represents EBITDA as a percentage of net sales for each period.

Adjusted EBITDA represents EBITDA before transaction fees incurred in connection with the DMP acquisition and this offering and the loss on debt extinguishment relating to our December 2018 credit agreement. Adjusted EBITDA Margin represents Adjusted EBITDA as a percentage of net sales for each period. These metrics are supplemental measures of our operating performance that are neither required by, nor presented in accordance with, GAAP. These measures should not be considered as an alternative to net income or any other performance measure derived in accordance with GAAP as an indicator of our operating performance. We present Adjusted EBITDA and Adjusted EBITDA Margin as management uses these measures as key performance indicators, and we believe they are measures frequently used by securities analysts, investors and other parties to evaluate companies in our industry. These measures have limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under GAAP.

Our calculation of Adjusted EBITDA and Adjusted EBITDA Margin may not be comparable to similarly named measures reported by other companies. Potential differences between our measure of Adjusted EBITDA compared to other similar companies’ measures of Adjusted EBITDA may include differences in capital structures and tax positions.

The following table presents a reconciliation of net income, the most directly comparable measure calculated in accordance with GAAP, to Adjusted EBITDA, and the calculation of Adjusted EBITDA Margin for each of the periods presented.

	For the Year Ended December 31,
		2018		2017
(in thousands)
Net income	$			$5,246
Interest expense				4,180
Provision for income taxes				0
Other				33
Depreciation and amortization				20,731

EBITDA	$			$30,190
Transaction fees(1)				—
Loss on debt extinguishment(2)				—

Adjusted EBITDA	$			$30,190

Net sales				313,331
EBITDA Margin			%	9.6%
Adjusted EBITDA Margin			%	9.6%
(1)	Includes transaction fees incurred in connection with the DMP acquisition and this offering. No transaction fees were incurred in 2017.

(2)    Relates to our December 2018 credit agreement.

Consolidated Results of Operations

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

The following table sets forth selected financial data for the year ended December 31, 2018 and December 31, 2017:

	For the Year Ended December 31,
	2018		2017		Increase (Decrease)
	Dollars	% of Revenues	Dollars	% of Revenues	$ Change	% Change
(dollars in thousands)
Net sales	$		$313,331	100.0	$
Cost of sales			278,594	88.9

Manufacturing margins			34,737	11.1
Amortization of intangibles			3,756	1.2
Profit sharing, bonuses and deferred compensation			5,397	1.7
Employee Stock Ownership Plan expense			4,000	1.3
Other selling, general and administrative expenses			12,158	3.9

Income from operations			9,426	3.0
Interest expense			4,180	1.3

Net income and comprehensive income	$		$5,246	1.7	$

EBITDA	$		$30,190	9.6	$
Transaction fees	$		$—	—	$
Loss on debt extinguishment	$		$—	—	$

Adjusted EBITDA	$		$30,190	9.6	$

Net Sales. Net sales were $        million for the year ended December 31, 2018 compared to $313.3 million for the year ended December 31, 2017, or an increase of            %. The increase in net sales was primarily due to        .

Manufacturing Margins. Manufacturing margins were $        million for the year ended December 31, 2018 compared to $34.7 million for the year ended December 31, 2017, or an increase of        %. The increase in manufacturing margins was primarily due to        .

Other Selling, General and Administrative Expenses. Other selling, general and administrative expenses were $        million for the year ended December 31, 2018 compared to $12.2 million for the year ended December 31, 2017, or an increase of        %. The increase in other selling, general and administrative expenses was primarily due to        .

Interest Expense. Interest expense was $        million for the year ended December 31, 2018 compared to $4.2 million for the year ended December 31, 2017, or an increase of        %. The increase in interest expense was primarily due to        .

Net Income and Comprehensive Income. Net income and comprehensive income was $        million for the year ended December 31, 2018 compared to $5.2 million for the year ended December 31, 2017, or an increase of        %. The increase in net income and comprehensive income was primarily due to        .

EBITDA and EBITDA Margin. EBITDA and EBITDA Margin were $        million and    %, respectively, for the year ended December 31, 2018, as compared to $30.2 million and 9.6%, respectively, for the year ended December 31, 2017. The increase in EBITDA and EBITDA Margin was primarily due to        .

Adjusted EBITDA and Adjusted EBITDA Margin. Adjusted EBITDA and Adjusted EBITDA Margin were $        million and    %, respectively, for the year ended December 31, 2018, as compared to $30.2 million and 9.6%, respectively, for the year ended December 31, 2017. The increase in Adjusted EBITDA and Adjusted EBITDA Margin was primarily due to        .

Liquidity and Capital Resources

Cash Flows Analysis

The following table sets forth our cash flows for the periods indicated.

		For the Year Ended December 31,
		2018	2017
(in thousands)
Net cash provided by operating activities	$		$30,801
Net cash used in investing activities			(11,235)
Net cash used in financing activities			(19,633)
Net change in cash	$		$(67)

Operating Activities

Cash provided by operating activities was $        million for the year ended December 31, 2018, as compared to $34.8 million for the year ended December 31, 2017. The increase in cash provided by operating activities was primarily due to        .

Investing Activities

Cash used in investing activities was $        million for the year ended December 31, 2018, as compared to $11.2 million for the year ended December 31, 2017. The increase in cash used in investing activities was primarily due to        .

Financing Activities

Cash used in financing activities was $        million for the year ended December 31, 2018, as compared to $23.6 million for the year ended December 31, 2017. The increase in cash used in financing activities was primarily due to        .

Senior Credit Agreement

On December 14, 2018, we entered into the Senior Credit Agreement with the lenders from time to time party thereto, Wells Fargo Bank, National Association, as administrative agent for the lenders, who we sometimes refer to as the Agent, and Wells Fargo Securities, LLC, as sole lead arranger and sole bookrunner. The Senior Credit Agreement provides for the Revolving Loan and the Term Loans. We are required to repay the aggregate outstanding principal amount of the Term Loan A in consecutive quarterly installments equal to $1,725,000 on the last business day of each of March, June, September and December commencing March 31, 2019. We are required to repay the aggregate outstanding principal amount of the Real Estate Term Loan in consecutive quarterly installments equal to $325,000 on the last business day of each of March, June, September and December commencing March 31, 2019. All amounts borrowed under the Senior Credit Agreement mature on December 14, 2023.

Our obligations under the Senior Credit Agreement are guaranteed by, and secured by first priority security interests in substantially all of the assets of, our direct and indirect subsidiaries: Center Manufacturing, Inc., Center Manufacturing Holdings, Inc., Center - Moeller Products LLC, Defiance Metal Products Co., Defiance Metal Products of Arkansas, Inc., Defiance Metal Products of PA., Inc. and Defiance Metal Products of WI, Inc.

Under the Senior Credit Agreement, borrowings under the Revolving Loan and the Term Loans can be designated as LIBOR Rate Loans or DBLR Loans. The interest rate for LIBOR Rate Loans fluctuates and is equal to the quotient of the rate published by the ICE Benchmark Administration Limited, a United Kingdom company, or a comparable successor quoting service approved by the Agent two London Banking Days (as defined in the Senior Credit Agreement) before the first day of the applicable interest period, which we sometimes refer to as LIBOR, divided by 1.00 minus the Euro-Dollar Reserve Percentage (as defined in the Senior Credit Agreement) plus 1.00-2.25% depending on the current Consolidated Adjusted Total Leverage Ratio (as defined in the Senior Credit Agreement). The interest rate for DBLR Loans and Swingline Loans fluctuates and is equal to the one month London Interbank Offered Rate as determined at approximately 11:00 a.m., London time, two Business Days (as defined in the Senior Credit Agreement) prior to the first day of each month, for deposits in dollars, as published in the “Money Rates” section of the Wall Street Journal, plus 1.00-2.25% depending on the current Consolidated Adjusted Total Leverage Ratio (as defined in the Senior Credit Agreement). If the Agent determines that dollar deposits are not being offered to banks in the London interbank Eurodollar market, that reasonable and adequate means do not exist for ascertaining the LIBOR Rate, or the Required Lenders (as defined in the Senior Credit Agreement) determine that the LIBOR Rate does not adequately and fairly reflect the cost to such lenders of making or maintaining such loans, then we must either repay in full the outstanding principal amount of each LIBOR Rate Loan and DBLR Loan or convert the then outstanding principal amount of each such LIBOR Rate Loan and DBLR Loan to a Base Rate Loan. If any change in applicable law occurs that makes it unlawful or impossible for any of the lenders under the Senior Credit Agreement to honor its obligations or make or maintain any LIBOR Rate Loan or DBLR Loan, then until such circumstances no longer exist, (i) any existing LIBOR Rate Loans or DBLR Loans shall be immediately converted into a Base Rate Loan and (ii) the obligation of the lenders to make LIBOR Rate Loans or DBLR Loans are suspended and we may select only Base Rate Loans. The interest rate for Base Rate Loans is equal to the highest of (x) the prime rate (as publicly announced by the Agent from time to time) and (y) the Federal Funds Rate plus 0.50%.

At December 31, 2018, the interest rate on outstanding borrowings under the Term Loans and Revolving Loan was        % and        %, respectively. At December 31, 2018, we had availability of $        million under the Revolving Loan.

We must pay a commitment fee at a rate of 0.20% per annum on the average daily unused portion of the aggregate unused revolving commitments under the Senior Credit Agreement. We must also pay fees as specified in the Fee Letters (as defined in the Senior Credit Agreement) and with respect to any letters of credit issued under the Senior Credit Agreement.

The Senior Credit Agreement contains usual and customary negative covenants for agreements of this type, including, but not limited to, restrictions on our ability to, subject to certain exceptions, create, incur or assume indebtedness, create or incur liens, make certain investments, merge or consolidate with another entity, sell our stock other than to the ESOP or pursuant to an initial public offering reasonably satisfactory to the Agent, make certain asset dispositions, pay any dividend or other distribution to shareholders, enter into transactions with affiliates, pay any subordinated indebtedness unless certain financial tests are met, enter into sale leaseback transactions, incur capital expenditures in excess of $25,000,000 in any fiscal year or permit any person or group other than the ESOP to own or control more than 20% of our equity interests or permit our board of directors to not be composed of a majority of our continuing directors (i.e., our directors as of December 14, 2018 and any additional or replacement directors that have been approved by at least 51% of the directors then in office), which we sometimes refer to as a Change in Control.

The Senior Credit Agreement also requires us to satisfy certain financial covenants, including a minimum fixed charge coverage ratio of 1.20 to 1.00. At December 31, 2018, our fixed charge ratio was        to 1.00. The Senior Credit Agreement also requires us to maintain a consolidated total leverage ratio not to exceed 3.75 to 1.00 for the period from September 30, 2018 through September 30, 2019, and to be reduced periodically thereafter. At December 31, 2018, our consolidated total leverage ratio was        to 1.00.

The Senior Credit Agreement includes customary events of default, including, among other things, payment default, covenant default, breach of representation or warranty, bankruptcy, cross-default, material ERISA events, certain changes of control, material money judgments and failure to maintain subsidiary guarantees. If an event of default occurs, the Agent will be entitled to take various actions, including the acceleration of amounts due under the Senior Credit Agreement, termination of the credit facility and all other actions permitted to be taken by a secured creditor.

Our obligations under the Senior Credit Agreement and Subordinated Credit Agreement are subject to a subordination agreement, which we sometimes refer to as the Subordination Agreement, among us, the Agent, and the Subordinated Agent (as defined below), whereby any payment default under the Subordinated Credit Agreement constitutes a cross-default of the Senior Credit Agreement.

At December 31, 2018, we were in compliance with all covenants under the Senior Credit Agreement.

Subordinated Credit Agreement

On December 14, 2018, we entered into the Subordinated Credit Agreement with the lenders from time to time party thereto and Wells Fargo Strategic Capital Inc., as administrative agent for the lenders, who we sometimes refer to as the Subordinated Agent. The Subordinated Credit Agreement provides for the Subordinated Term Loan. We are required to repay the Subordinated Term Loan on June 14, 2024.

Our obligations under the Subordinated Credit Agreement are guaranteed by, and secured by subordinated security interests in substantially all of the assets of, our direct and indirect subsidiaries: Center Manufacturing, Inc., Center Manufacturing Holdings, Inc., Center - Moeller Products LLC, Defiance Metal Products Co., Defiance Metal Products of Arkansas, Inc., Defiance Metal Products of PA., Inc. and Defiance Metal Products of WI, Inc.

The interest rate for the Subordinated Term Loan fluctuates and is equal to 9% plus the higher of (i) 1.50% per annum and (ii) LIBOR divided by 1.00 minus the Euro-Dollar Reserve Percentage (as defined in the Subordinated Credit Agreement).

At December 31, 2018, the interest rate for the Subordinated Term Loan was        %.

We must pay fees specified in the Fee Letter (as defined in the Subordinated Credit Agreement). Any prepayment of the Subordinated Term Loan (other than as a result of a Change in Control) is subject to: (i) prior to December 14, 2019, a make-whole premium in an amount equal to 3% of the amount to be prepaid plus the applicable make-whole payment premium amount (an amount in cash equal to the present value of all required interest payments due on the outstanding principal balance of the facility from the date of any prepayment to December 14, 2019); (ii) after December 14, 2019 but prior to December 14, 2020, a prepayment premium in an amount equal to 3% of the amount to be prepaid; (iii) after December 14, 2020 but prior to December 14, 2021, a prepayment premium in an amount equal to 2% of the amount to be prepaid; and (iv) thereafter, no prepayment premium. Any prepayment in connection with a Change of Control (as defined in the Subordinated Credit Agreement) is subject to: (x) prior to December 14, 2019, a prepayment premium in an amount equal to 3% of the amount to be prepaid; (y) after December 14, 2019 but prior to December 14, 2020, a prepayment premium in an amount equal to 2% of the amount to be prepaid; and (z) thereafter, no prepayment premium. Prepayments of the Subordinated Term Loan require consent from the senior lenders under the Subordination Agreement.

The Subordinated Credit Agreement contains usual and customary negative covenants for agreements of this type, which are substantially the same as the negative covenants in the Senior Credit Agreement (as set forth above).

The Subordinated Credit Agreement also requires us to satisfy certain financial covenants, including a minimum fixed charge coverage ratio of 1.10 to 1.00. At December 31, 2018, our fixed charge ratio was        to 1.00. The Subordinated Credit Agreement also requires us to maintain a consolidated total leverage ratio not to exceed 4.00 to 1.00 for the period from September 30, 2018 through September 30, 2019, and to be reduced periodically thereafter. At December 31, 2018, our consolidated total leverage ratio was        to 1.00.

The Subordinated Credit Agreement includes customary events of default, including, among other things, payment default, covenant default, breach of representation or warranty, bankruptcy, cross-default, material ERISA events, certain changes of control, material money judgments and failure to maintain subsidiary guarantees. Our obligations under the Senior Credit Agreement and Subordinated Credit Agreement are subject to the Subordination Agreement, whereby any payment default under the Senior Credit Agreement constitutes a cross-default of the Subordinated Credit Agreement. If an event of default occurs, subject to the Subordination Agreement, the Subordinated Agent will be entitled to take various actions, including the acceleration of amounts due under the Subordinated Credit Agreement, termination of the credit facility, and all other actions permitted to be taken by a secured creditor.

At December 31, 2018, we were in compliance with all covenants under the Subordinated Credit Agreement.

Capital Requirements and Sources of Liquidity

During the years ended December 31, 2018 and 2017, our capital expenditures were approximately $    million and $11.3 million, respectively.

Historically, we have had significant cash requirements in order to organically expand our business to meet the market related needs of our customers, continue our investment in new technologies and automation, as well as fund new projects. Our cash requirements include costs related to capital expenditures, purchase of materials and production of materials and cash to fund these needs. Our working capital needs are driven by the growth of our business, with our cash requirements greater in periods of growth. Additional cash requirements resulting from our growth include the costs of additional personnel, production and distribution facilities, enhancing our information systems and, our integration of DMP and any future acquisitions and, in the future, our compliance with laws and rules applicable to being a public company. Following the completion of this offering, our primary uses of cash will be investing in flexible, re-deployable automation used to provide our components and products and funding organic and acquisitive growth initiatives.

We have historically relied upon cash available through credit facilities, in addition to cash from operations, to finance our working capital requirements and to support our growth. At December 31, 2018, we had availability of $        million under our Credit Agreements. We regularly monitor potential capital sources, including equity and debt financings, in an effort to meet our planned capital expenditures and liquidity requirements. Our future success will be highly dependent on our ability to access outside sources of capital.

We believe that our operating cash flow and available borrowings under the Credit Agreements are sufficient to fund our operations for at least the next twelve months. However, future cash flows are subject to a number of variables, and additional capital expenditures will be required to conduct our operations. There can be no assurance that operations and other capital resources will provide cash in sufficient amounts to maintain planned or future levels of capital expenditures. In the event we make one or more acquisitions and the amount of capital required is greater than the amount we have available for acquisitions at that time, we could be required to reduce the expected level of capital expenditures and/or seek additional capital. If we seek additional capital, we may do so through borrowings under the Credit Agreements, joint ventures, asset sales, offerings of debt or equity securities or other means. We cannot guarantee that this additional capital will be available on acceptable terms or at all. If we are unable to obtain the funds we need, we may not be able to complete acquisitions that may be favorable to us or finance the capital expenditures necessary to conduct our operations.

Contractual Obligations

The following table presents our obligations and commitments to make future payments under contracts and contingent commitments at December 31, 2018:

Payments Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
(in thousands)
Long-term debt obligations:
Principal payment obligations	$	$	$	$	$
Interest expense on long-term debt
Operating lease obligations
Purchase obligations
Other
Total	$	$	$	$	$

Critical Accounting Policies and Estimates

The discussion of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We evaluate our estimates and assumptions on an ongoing basis. The results of our analysis form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and the impact of such differences may be material to our consolidated financial statements.

Critical accounting policies are those policies that, in management’s view, are most important in the portrayal of our financial condition and results of operations. The notes to the consolidated financial statements also include disclosure of significant accounting policies. The methods, estimates and judgments that we use in applying our accounting policies have a significant impact on the results that we report in our financial statements. These critical accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates regarding matters that are inherently uncertain. Our most critical accounting policies and estimates include those involved in the recognition of revenues and provision for income tax expense. Those critical accounting policies and estimates that require the most significant judgment are discussed further below.

Revenue Recognition

We recognize revenue for sales when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivables are reasonably assured, persuasive evidence of an arrangement exists and the sales price is fixed and determinable. Sales are supported by documentation such as supply agreements and purchase orders which specify certain terms and conditions including product specifications, quantities, fixed prices, delivery dates and payment terms. Revenues related to services are recognized in the period services are performed.

For many customers, we design, engineer and build production tooling, which is purchased by the customer. Revenue is recognized when the tooling is completed, the customer signs off on the product through the Product Part Approval Process and the tool is placed into service. At that time, the cost to build the tooling is released from the balance sheet and included in cost of goods sold.

We offer certain customers discounts for early payments. These discounts are recorded against net sales in the consolidated statement of comprehensive income and accounts receivable in the consolidated balance sheet. We do not offer any other customer incentives, rebates or allowances.

Goodwill, other Intangibles and Other Long-Lived Assets

Long-lived assets, which include property, equipment and acquired intangible assets, such as goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment evaluations involve fair values and management estimates of useful asset lives and future cash flows. Actual useful lives and cash flows could be different from those estimated by management, and this could have a material effect on our operating results and financial position. For the years ended December 31, 2018 and 2017, there were no events or changes in circumstances that would indicate a material impairment of our long-lived assets.

Goodwill must be tested for impairment at least annually. We performed our most recent annual impairment test of goodwill on December 31, 2018. Our test indicated there was no impairment of goodwill. The valuation is impacted by a number of factors, but the key factors are the stock price of similar publicly traded companies, recently completed transactions from both public companies and private transactions and our estimated forecast of future cash flows.

The valuation approaches contain uncertainty regarding the estimates used. One of the largest uncertainties relates to federal, state and local government spending which management expects to increase in the upcoming years. There are a number of other uncertainties with respect to our future financial performance that could impact estimated future cash flows, including those discussed in “Risk Factors” elsewhere in this prospectus. Based on our valuation approaches, we determined that for each of our reporting units with goodwill, its fair value substantially exceeded its carrying value, and thus concluded that the carrying value of goodwill was not impaired at December 31, 2018 and December 31, 2017. At December 31, 2018 and 2017, we had goodwill with a carrying amount of approximately $        million and $40.2 million, respectively.

Income Taxes

Deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. We regularly review our deferred tax assets for recoverability and, where necessary, establish a valuation allowance. Valuation allowances are established to reduce deferred tax assets if we determine that it is more likely than not that some or all of the deferred tax assets will not be realized in future periods.

To assess this likelihood, we use historical three-year accumulated losses, estimates and judgments regarding our future taxable income as well as the jurisdiction in which this taxable income is generated to determine whether a valuation allowance is required. Such evidence can include our current financial position, results of operations, actual and forecasted results, the reversal of deferred tax liabilities, tax planning strategies and the current and forecasted business economics of our industry. Additionally, we record uncertain tax positions at their net recognizable amount, based on the amount that management deems is more likely than not to be sustained upon ultimate settlement with the tax authorities in jurisdictions in which we operate.

On the basis of our evaluations, at December 31, 2018 and 2017, no valuation allowance was recorded on our net deferred tax assets, and we had no material uncertain tax positions. If our estimates or assumptions regarding our current and deferred tax items are inaccurate or are modified, these changes could have potentially material impacts on our earnings.

Use of Estimates

The preparation of our consolidated financial statements in accordance with GAAP requires us to make certain estimates and assumptions that affect the reported amounts and disclosures. Estimates are used for, but not limited to, determining the net carrying value of trade receivables, inventories, property, plant and equipment, goodwill, intangible assets, health insurance reserves, loss contingencies and ESOP valuation. Accordingly, our actual results could differ from those estimates.

ESOP

Prior to completion of this offering, shares of our common stock held by the ESOP are presented as temporary equity as they include a cash redemption feature that is not solely within our control. Throughout the year, as employee services are rendered, we record compensation expense based on a percentage of salaries or wages for eligible employees. The stock in the ESOP is held in trust for the sole benefit of the participants. Shares allocated to a participant’s account are fully vested after one year.

Upon retirement, death, termination of employment or exercise of diversification rights, the eligible portion of a participant’s ESOP account is redeemable annually at the current price per share of the stock. Such per share price is established annually by an independent valuation firm as of the end of the plan year preceding the redemption. Under the current terms of the ESOP, we are obligated to redeem eligible participant account balances for cash (in accordance with the redemption schedule and subject to the limitations set forth in the ESOP). Prior to this offering, we present all shares held by the ESOP as temporary equity on the consolidated balance sheet at their maximum redemption value. Following this offering, (i) we will no longer redeem participants’ ESOP interests, as distributions from the ESOP made to a participant following retirement, death or termination of employment will be made in our common stock, and upon receiving a distribution of our common stock from the ESOP a participant will be able to sell such shares of common stock in the market, subject to any requirements of federal securities law; and (ii) with respect to any participant who exercises statutory diversification rights, the ESOP Trustee will sell, on behalf of the participant, the shares that the participant has elected to diversify and reinvest the sale proceeds in an alternate investment option as directed by the participant.

Emerging Growth Company

The JOBS Act permits an “emerging growth company” like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to use this provision and, as a result, we will comply with new or revised accounting standards as required for private companies.

Internal Controls and Procedures

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for our company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of our assets are made in accordance with management’s authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Furthermore, our controls and procedures can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the control, and misstatements due to error or fraud may occur and not be detected on a timely basis.

In the course of preparing the consolidated financial statements that are included in this prospectus, our management has determined that we have two material weaknesses in our internal control over financial reporting. The first material weakness relates to information technology general controls specific to segregation of duties, systems access and change management processes. The second material weakness relates to a lack of consistently documented accounting policies and procedures, a lack of controls over the preparation and review of journal entries and a limited number of personnel with a level of GAAP accounting knowledge commensurate with our financial reporting requirements, which, in the aggregate, constitute a material weakness. We have concluded that these material weaknesses in our internal control over financial reporting are due to the fact that, prior to this offering, we were a private company with limited resources and consequently, we did not have the necessary internal controls formally designed and implemented.

We are currently in the process of planning or implementing a number of steps to enhance our internal control over financial reporting and to address these material weaknesses, including taking the following actions: (i) in January 2019, we have hired additional accounting and finance staff members, including a senior accounting officer with public company reporting experience, to augment our current staff and to improve the effectiveness of our closing and financial reporting processes; and (ii) we have engaged a third party to assist us with formalizing our business processes, accounting policies and internal controls documentation, enhancing related internal controls and strengthening supervisory reviews by our management.

Our management has concluded that the consolidated financial statements included elsewhere in this prospectus present fairly, in all material respects, our financial position, results of operations and cash flows in conformity with GAAP.

If we fail to remediate the above material weaknesses and maintain effective internal controls in the future, it could result in a material misstatement of our financial statements that would not be prevented or detected on a timely basis, which could cause investors to lose confidence in our financial information or cause our stock price to decline. Our independent registered public accounting firm has not assessed the effectiveness of our internal control over financial reporting and, under the JOBS Act, will not be required to provide an attestation report on the effectiveness of our internal control over financial reporting so long as we qualify as an emerging growth company, which may increase the risk that weaknesses or deficiencies in our internal control over financial reporting go undetected.

Quantitative and Qualitative Disclosure about Market Risks

We are exposed to market risk from changes in customer forecasts, interest rates, inflation, and, to a lesser extent, commodities. To reduce such risks, we selectively use financial instruments and other proactive management techniques.

Customer Forecasts

The use and consumption of our components, products and services fluctuates depending on order forecasts we receive from our customers. These order forecasts can change dramatically from quarter to quarter dependent upon the respective markets that our customers provide products.

Interest Rate Risk

We are exposed to interest rate risk on certain of our short- and long-term debt obligations used to finance our operations and acquisitions. We have LIBOR-based floating rate borrowings under the Credit Agreements, which expose us to variability in interest payments due to changes in the reference interest rates.

At December 31, 2018, we had a total of $        million of variable rate borrowings outstanding. Holding other factors constant and absent the interest rate swap agreement described above, a hypothetical 1% change in our borrowing rates would result in a $        million change in our annual interest expense based on our variable rate debt at December 31, 2018.

Commodity Risk

We source a wide variety of materials and components from a network of suppliers. While such materials are generally available from numerous suppliers, commodity raw materials, such as steel, aluminum, copper, paint and paint chemicals, and other production costs are subject to price fluctuations, which could have a negative impact on our results. We strive to pass along such commodity price increases to customers to avoid profit margin erosion and in many cases utilize contracts with those customers to mitigate the impact of commodity raw material price fluctuations. As of December 31, 2017, we did not have any commodity hedging instruments in place.

BUSINESS

Our Company

MEC is a leading U.S.-based contract manufacturer that provides a broad range of prototyping and tooling, production fabrication, coating, assembly and aftermarket components. Our customers operate in diverse end markets, including heavy- and medium-duty commercial vehicles, construction, powersports, agriculture, military and other end markets. We have developed long-standing relationships with our blue chip customers based upon a high level of experience, trust and confidence. “We Make Things Simple” by providing a diverse set of process offerings and a “one stop shop” for end-to-end solutions with benefits throughout the entire product lifecycle, including front-end collaboration in design and prototyping, product manufacturing, aftermarket components and ancillary supply chain benefits. Founded in 1945 and headquartered in Mayville, WI, we are a leading Tier I U.S. supplier of highly engineered components to OEM customers with leading positions in their respective markets.

Our customers’ complex products require a unique combination of our capabilities that allow us to achieve a customized offering to satisfy our customers’ desired outcomes. Our capabilities, which include, but are not limited to: metal fabrication, tube bending and forming, robotic part forming, robotic welding, resistance welding, five-axis tube and fiber laser cutting and custom coatings, including high heat and CARC painting, are used in a variety of applications and represent the building blocks of what we produce.

The graphic below includes representative examples of our product applications across various customer end products.

Our key customers have globally recognized brands and demand the highest product quality and expertise. Over our nearly 75-year history, we have developed capabilities and provide solutions that result in customer loyalty and long-standing relationships, which we call “Experience You Can Trust.” We have a diverse and market-leading customer base that serves broad end markets representing favorable near- and long-term growth prospects for us. We have a track record of growth and are well-positioned to increase our market share and benefit from growth in customer demand as well as consolidate demand across the end markets that we serve. To help pursue our strategic mission, we have more than 3,100 employees who are tactically aligned around our core values and will continue to participate in our employee ownership culture. We are led by an experienced management team that has contributed to our growth by establishing deep and long-standing relationships with key customers, and has worked to expand the customer base both organically and through strategic acquisitions.

We maintain an established base of long-standing customers comprised of leading, blue-chip OEM manufacturers across the United States. Our broad capabilities offering and track record of producing the highest quality solutions have allowed us to establish, and subsequently deepen, relationships with additional products and platforms over time. For example, our more than 40 year relationship John Deere began with a small order of simple stamped parts for a farm tractor in its agricultural segment that expanded over time and represented 2018 pro forma sales in excess of $        million across five market segments, representing over 60 model platforms. We have also been successful in winning customers and rapidly expanding relationships with high-growth customers by utilizing our diversified “one-stop” offering. For instance, our relationship with Volvo Truck began with fuel tanks and has expanded over the last six years to include exhaust tubing, new sleeper cab and chassis fabrications and air tanks. Through the expansion of multiple fabricated components from multiple facilities, we have been able to deepen our relationship with this customer and solidify our position as an important strategic sourcing partner.

We serve customers through 21 strategically located U.S. facilities across eight states, with almost three million square feet of manufacturing capacity. Our expansive footprint enables us to service and maintain strong relationships with existing key customers across the United States with a “local” presence, as well as target new customer opportunities. We have a proven track record of improving financial results by thoroughly understanding our capabilities and the markets we serve, and aligning our people and resources to optimize results. Coupled with our focus on market alignment and execution, we constantly strive to improve and refine capabilities and capacities. In addition, the ongoing investment in flexible, re-deployable automation allows us to expand output while reducing cost and improving quality, productivity and consistency for margin enhancement and market leading competitiveness. Through this continuum of activities, we have generated approximately $        million in improved results from the beginning of 2014 through December 31, 2018.

Our leading market position, embedded customer relationships with leading OEMs, unique value proposition and proven acquisition strategy has allowed us to achieve attractive financial performance and has positioned us for further growth. Our historical financial success is a function of our engineering expertise, extensive manufacturing capabilities, investment in automation and embedded relationships with the contractual ability to pass input costs through prices. We believe we are poised to grow through economic cycles due to our:

●	market positioning and reputation;

●	product breadth;

●	flexible and re-deployable capital investment in automation and process capabilities; and

●	our geographic, end market and product diversification.

Our diversified profile today best positions us for stability and leading market performance through all phases of an economic cycle. For the year ended December 31, 2018, we reported net sales of $        million, net income of $        million and Adjusted EBITDA of $        million. See “Selected Historical and Pro Forma Consolidated Financial Information” for the reconciliation of Adjusted EBITDA to net income, its most comparable GAAP financial measure.

Recent Acquisition

Acquisition of Defiance Metal Products. On December 14, 2018, we acquired DMP, an Ohio-based manufacturer of metal products for the heavy- and medium- duty commercial vehicles, construction, agriculture and military industries. The purchase price was approximately $115.0 million, subject to customary purchase price adjustments, and an additional one-time earn out payment up to $10.0 million. Founded in 1939 and headquartered in Defiance, OH, DMP is a full-service metal fabricator and contract manufacturer with two facilities in the Defiance, OH area, one in Heber Springs, AR, and one in Bedford, PA. The DMP acquisition provides us with enhanced product, customer and geographic diversification with minimal (i.e., less than $15.0 million) customer overlap. We expect a variety of net sales, operating and purchasing synergies to be realized from the acquisition over the course of the next several years.

Our Industry

We compete in the highly fragmented market of contract manufacturers, the majority of which are small local players that are limited in scale, capabilities and technology. Many of these local manufacturers have single or limited production capabilities and provide niche components in specific geographic markets. Accordingly, there are a limited number of competitors in the contract manufacturing market in which we operate with the capacity and expertise to deliver the full range of solutions we offer. For example, our diverse manufacturing capabilities across product lines have contributed to us being the recipient of The Fabricator’s “FAB 40” #1 Largest Fabricator in the attractive U.S. markets for the past eight years in a row (2011 – 2018). While we compete with certain manufacturers across selected product lines, we believe that no single manufacturer directly competes with us across our full offering and end market applications.

Our end market diversification coupled with our extensive product breadth allows us to maintain financial stability as individual end markets fluctuate. The primary end markets we serve include heavy- and medium-duty commercial vehicles, construction, powersports, agriculture and military, among other machinery markets. As markets strengthen or weaken, our output is redirected and realigned to support ongoing change. Further, as these fluctuations affect the market, we are favorably positioned to benefit from the broader trend of our OEM customers to consolidate to fewer and more sophisticated suppliers in order to improve quality and delivery while lowering the total cost of doing business. This consolidation trend will allow us to grow and protects our cash flow as markets change and shift.

We have also experienced, and benefitted from, an OEM trend of seeking to improve their strategy execution and simplify their business through outsourcing. Based on our history, OEMs pursue a strategy that focuses on core component market differentiation, such as structural frames and complete powertrain assemblies, and prefer to outsource the remaining product components to third parties rather than manufacturing them in-house. This is done in order to maintain their strategic focus, drive cost savings and reduce their own investment in manufacturing, thereby allowing them to focus on the most important aspects of their value creation process, namely product design and development, final product assembly and testing, branding, sales, marketing and distribution. While each specific OEM differs in its strategy, we see this trend continuing as customers deal with workforce constraints and look for optimum return on investments and improving cash flow. Moreover, our OEM customers focus on the production of the core components of their products, which leads them to rely on outsourced providers like us for the remaining components of their finished product needs. We believe we will benefit from this continued shift in our customers’ focus and ongoing desire for OEMs to improve efficiencies, reduce costs and simplify supply chains. Our established and embedded relationships, breadth of capabilities and scalability will allow us to simplify the supply chain process for our customers by acting as a single point of contact in the supply chain. In addition, we believe OEMs are increasingly favoring platforms supported by larger, more sophisticated and financially stable suppliers with the ability to serve large national and international operations all while maintaining a local touch. Our extensive manufacturing footprint, competitive cost structure and integrated design, engineering, production planning and quality program management capabilities positions us favorably to take advantage of these opportunities and trends.

Our Competitive Strengths

We believe that customers turn to us for their manufacturing needs because we are the ultimate “ReSource”. ReSource is a dual-purpose acronym we use to describe the breadth of our capabilities and our goal to be the one-stop solution allowing customers to re-source all of their fabrication needs through us. We collaborate with our customers to generate a strategic alignment and position ourselves as an essential part of our customers’ product development and manufacturing process by drawing on our deep product and engineering knowledge to deliver best-in-class solutions. We offer a broad portfolio of end-to-end solutions comprised of advanced and innovative processes and capabilities that enhance quality and simplify supply chains. We are focused on producing the highest quality components using complex processes at the lowest cost by working with customers throughout the product design and development process to establish optimal solutions. Our engineering expertise and technical know-how allows us to add value through every product redevelopment cycle (generally every 3-5 years for our customers).

Value-Added Supply Chain Partner with Embedded Relationships. Our embedded relationships with our large and diverse customer base are driven by the P.R.I.D.E. (“Personal Responsibility In Daily Excellence”) approach our employees take in their work, which emphasizes the highest quality and performance in all facets of our business, including our ability to partner with our customers and deliver to them complex solutions across a wide range of products. Our unique, end-to-end offering provides solutions throughout the life cycle of a product, including upfront product manufacturability advice and prototyping, production volumes and aftermarket components. We strive to maintain operational alignment (and continuous re-alignment) with our customers’ strategy and production activities as they evolve, allowing us to remain agile in response to market changes, while enabling our customers to be successful, and to remain adaptable to changes in customer needs to retain flexibility to adjust appropriately. Together, these items comprise “The MEC Mission.” Our focus on collaboration with our customers and our breadth of capabilities also generates strategic alignment with our customers, resulting in sticky relationships, driving vendor reduction and providing other ancillary benefits such as optimization of working capital investments. Our track record of engineering expertise has resulted in our consistent inclusion in customer design and prototyping activities, enabling customers to view us as an invaluable extension of their own teams. In turn, this collaboration allows our customers to focus on the development of their core technologies and products. Our position as a deeply embedded supply chain partner of scale allows us to provide a multitude of solutions, driving strong customer relationships with high switching costs.

Leading and Defendable Market Position in Attractive North American Market. According to The Fabricator, we have been ranked as the largest fabricator in the United States for the past eight years in a row (2011 – 2018). The market is highly fragmented and characterized by high barriers to entry given the complex nature of the work, established relationships and high customer switching costs. While there are numerous competitors in the markets in which we operate, few maintain the product breadth, manufacturing capabilities, scale or engineering expertise that we do. Our depth of capabilities allows us to offer our customers:

●	low volume production capability;

●	customized and sophisticated solutions;

●	unique engineering and manufacturing capabilities throughout the product lifecycle;

●	critical scale to service large national and regional customers as well as local customers; and

●	the ability to act as a single point of contact and offer seamless customer service.

Our position in the market, along with our acquisition experience and reputation as the go-to consolidator, will result in continued organic and acquisitive growth in the future.

End Market and Customer Diversification. Our contract manufacturing focus enables us to remain diversified across a variety of customer end markets, including heavy- and medium-duty commercial vehicles, construction, powersports, agriculture and military, among others. These end markets are representative of our globally recognized customers, which are comprised of large OEM manufacturers. In 2018, our top customer and top ten customers accounted for    % and    % of net sales, respectively, which collectively represent hundreds of platforms that we serve across a variety of end markets and customer operating segments. Our access to a multitude of end markets allows us to strategically shift focus to sell into current opportunities as end market demand evolves. In addition to customer and end market diversification, our customers themselves are also diversified across multiple end markets. For example, John Deere is one of our leading customers with fiscal 2018 net sales accounting for    % of our total net sales, to whom we provide over 5,000 SKUs across over 60 individual John Deere platforms including the agriculture, forestry, turf care, power systems and construction markets. Our increasingly stable performance is a direct result of our intentional business design of agility and adaptability to realign manufacturing capacities to serve diversified and ever changing end markets.

Breadth of Capabilities Appealing to a Variety of Applications. We have many manufacturing capabilities that together represent the building blocks for the complex solutions we provide to our customers. We maintain a full spectrum of capabilities across our 21 production facilities to address a wide set of customer needs, including upfront product development advice and prototyping, unique manufacturing processes and capabilities across a variety of products and back-end finishing, assembly and aftermarket components representing a unique end-to-end offering. Our range of capabilities combined with our breadth of components, including fabrications, tubes, tanks and performance structures, expands the applicable uses and end markets in which we may offer our components. Throughout our history, our capabilities have allowed us to generate growth by expanding into new verticals and by further penetrating existing verticals through cross-selling to increase wallet share, a strategy that has driven sticky relationships with our customers. Further, our unique combination of manufacturing processes allows us to opportunistically target sophisticated, higher margin business. The diversity of our offering has provided our Company with financial stability through various end market and economic cycles.

Technology-Enabled Infrastructure. We continue to invest in a technology-enabled asset base that provides significant flexible and re-deployable capacity to support our planned growth, increases profitability and efficiency and drives a long-term cost advantage over our competitors. We have leveraged our purchasing power to make significant investments in operational infrastructure throughout our history, in items such as flexible and re-deployable automation and capacity improvements to improve throughput, quality and consistency. For example, we were one of the first in our industry to adopt fiber lasers and have continued to invest in this capability. Specifically, we have implemented two 10,000-watt fiber lasers with an automation tower, which are on average three times faster, provide a cleaner, more precise cut and use one-third of the power compared to traditional CO2 lasers, generating an IRR of approximately 47% with a payback period of less than two years. Additionally, the implementation of three robotic brakes has improved quality through a continued shift towards precision automation. By reducing setup procedures, manual employee lifting requirements and downtime while offering additional capacity, the implementation of robotic brakes has generated an IRR of approximately 55% with a payback period of approximately two years. These two examples of investments in technology-enabled infrastructure allow us to alleviate up to 24 employees who can, with retraining, be redeployed into more technically skilled positions. In today’s tight labor market, the ability to redeploy labor to increase flexibility and capacity for our customers is of utmost importance and interest as part of our strategy. Our investments in continuous improvement and automation have driven operational efficiencies and improved metric tracking allowing our management team to more effectively run the business and improve the value we provide to our customers. We have, from time-to-time, made strategic, customer-driven investments that directly support new product and market expansion which result in further competitive advantages and higher switching costs for our customers.

Cost Structure and Operational Excellence. We have reduced our exposure to commodity price risk by structuring our customer contracts to pass through changes in commodity prices. As such, we have been able to effectively limit any potential impact from recent tariffs and commodity price volatility to our margins. Our scale and profitability have also allowed us the flexibility to implement continuous improvement initiatives in driving efficiencies, such as automation and additional capacity, which will result in long-term efficiency and margin improvements, and expanded capabilities.

Our Strategy

Achieve Sales Growth Through Organic Expansion. We believe there is ample opportunity to achieve deeper penetration of existing customers and to win new customers with our strong one-stop offerings. By leveraging our core product capabilities to expand into new markets, and establishing new offerings in attractive, adjacent or complementary platforms through new product introductions, there is significant opportunity to execute on our organic growth initiatives. Expanding our wallet share with our customers by capturing a wider variety of products and more platforms both increases customer switching costs and attracts potential new customers that seek to simplify supply chains, while also defending our market position from our competitors. Our expertise allows us to produce higher quality components at cost-effective rates while our volume, equipment and know-how establish competitive advantages. Further, an expanded offering increases our strategic alignment with customers and supports our “We Make Things Simple” value proposition by presenting customers with further vendor consolidation opportunities.

Pursue Opportunistic Acquisitions. Our management team maintains a proven track record of successfully executing and integrating strategic acquisitions. We have completed two significant acquisitions since 2012 (Center Mfg. Co. in 2012 and DMP in December 2018) and four other complementary acquisitions since 2004, which have contributed new capabilities, end markets and technologies to our legacy business, along with significant synergy opportunities that have enhanced our financial position. Our strategy is to continue to identify, and opportunistically execute on, accretive acquisitions that will allow our Company to achieve further growth. We believe that our reputation, scale and track record of performance makes us a “consolidator of choice” among industry participants, which has led to a growing pipeline of actionable acquisition opportunities. Our investment criteria for acquisitions are U.S.-based companies with revenues between $50 - $200 million, long-standing customer bases comprised of leading OEMs, and specialization in fabricated metal components and metal coating/finishing capabilities in current and adjacent markets, among other criteria. It is our view that continued execution of our acquisition strategy provides significant opportunity to generate shareholder value through further consolidation of our fragmented industry. The market environment, comprised mainly of small local and regional players, provides ample add-on acquisition opportunities to sustain our growth trajectory and bolster our one-stop shop approach to broadly serving our customers. Beyond our existing served markets, we see potential acquisition opportunities within the rail, aerospace, heavy fabrication and food end markets, among others. We believe the liquidity resulting from this offering will enable us to continue to execute on our acquisition strategy and relevant opportunities.

Continue Process-Driven Improvement Initiatives. Our process-driven improvement initiatives have resulted in significant savings throughout our history, leading to improved financial results and positive customer outcomes. Our strategy will continue to include a keen focus on continuous improvements in order to maintain a differentiated and defendable market-leading position, as well as ongoing cost and operating improvements. Improvement initiatives in 2018 were focused on strategic investments in automation technology and capacity, which are expected to drive immediate productivity and margin improvements as the integration efforts are completed. For example, we currently have process driven improvement plans that relate to:

●	the installation of a direct-to-metal paint line that will yield additional paint capacity and provide an improved cost position;

●

consolidation of our leased Wytheville, VA plant into our owned Atkins, VA facility that will result in reduced overhead and support costs, increased capacity and labor flexibility across various product lines; and

●	the recent and continued investment into collaborative robots that will reduce the need for direct labor employees by an estimated three to one ratio.

Maintain Alignment with Employee Base and Employee-Driven Results. Our rich history of employee ownership and personal responsibility in daily excellence has cultivated a strategic management-employee alignment and results-driven organization with each employee contributing to a common goal. Our employees will maintain a significant ownership stake following this offering, which we believe will benefit the entire organization as our strategic alignment will remain in place and continue to generate employee-driven results. As we continue to invest in our business and increasingly implement a more technology-enabled infrastructure, we will strive to redeploy our employees in other, higher-skilled areas of our business and invest in training where needed. Our employees are the foundation of our company; with experience across a diverse range of markets and capabilities, they drive innovation, believe in our process and the outcomes of their work and our success. We and our employees are also highly involved in, and actively support, the communities in which our facilities are located; our 3,100 employees take P.R.I.D.E. in creating value and support for both our customers and communities every day.

Our Capabilities. We offer a broad portfolio of end-to-end processes and solutions comprised of advanced and innovative capabilities that enhance quality and simplify supply chains for our customers. Through our collaborative approach, we maintain a complete, and growing, set of sophisticated manufacturing capabilities to meet the diverse needs of our customers, including:

●

Program Management – We offer our customers a complete solution from concept to launch following the APQP(Advanced Product Quality Planning) process (planning, product design and development, process design and improvement, product and process validation and continuous improvement).

●	Engineering – We collaborate with our customers and provide design for manufacturing, off-line programming (lasers, brake press, machining, welding), value engineering and CI (continuous improvement).

●	Tooling Design and Build – Our in-house tool design and tool room capability ensures quality from start to finish. We build and service all categories of tooling, including large progressive dies.

●

Laser Cutting – Our programmable fiber optic and CO2 laser cutting capabilities eliminate expensive hard tooling. Our equipment can cut metal up to 5/8 of an inch thick while maintaining tolerances to .002 inches at speeds up to 2,300 inches per minute.

●

Brake Press – We combine our operator’s expertise with the proper equipment required to offer top versatility to our clients for bending, forming, coining and air bending. Our facilities house the latest press brake press machinery including robotic part manipulation and stacking.

●

Stamping – We provide custom metal stamping capabilities for short, medium or long production runs. For longer runs, our production of sheet metal stamping uses 50 to 1,000-ton manual or automatic feed presses with state-of-the-art feed lines for precision metal stamping. Our small, high-speed presses are ideal for producing intricate high-volume stampings.

●	Machining – We provide a variety of machining capabilities to meet our customer needs by providing in-house machining assistance for parts that are part of larger fabrications and assemblies.

●

Tube Bending – We maintain vast tube bending capabilities, including (i) manufacturing of oval, round and square tubes from .25 inch up through six inch and (ii) leveraging our extensive inventory of equipment including the latest CNC (computer numerical control) benders; and state-of-the-art technologies such as CNC electro-servo-driven bending with multi-stack heads.

●

Welding – We have earned our reputation as one of the premier manufacturers of weldments. Our welding departments offer manual and robotic wire welding, including GMAW (Gas Metal Arc Welding and also known as MIG, or Metal Inert Gas), GTAW (Gas Tungsten Arc Welding and also known as TIG (Tungsten Inert Gas), Heliarc), Fluxcore, Metalcore, Aluminum, Plasma Weld, Brazing and Pulse Heliarc.

●

Coatings, Assembly and Logistics – We provide premier full-service coating, assembly and logistics solutions for Blue Chip OEMs. Our coating capabilities offer a full-range of high technology industrial coating capabilities, including: E-Coat, military certified CARC, commercial and industrial powder and liquid coatings. Our coating systems utilize pre-treatment including acid pickle, zinc phosphate and in-line Alodine for the conversion of aluminum.

The	graphic below includes representative components that we manufacture using the capabilities listed above:

Our Proven Approach. We collaborate with our customers to generate a strategic alignment and position ourselves as an essential part of our customers’ product development and manufacturing process by drawing on our deep product and engineering knowledge to deliver best-in-class solutions. Our approach is simple: we view quality as a significant business strategy with a strong return on investment. Our philosophy on quality is based on Continuous Improvement with an IATF (international automotive task force) and ISO (international organization for standardization) foundation. Our skilled and experienced staff is highly trained in areas of quality planning, metrology, geometric dimensioning and tolerancing (ASME Y14.5M 1994), ISO, QS9000, statistical techniques (SPC) and ISO 14001 certifications. Our Quality Management System is comprised of the following:

●	IATF 16949:2016 certification (one of the automotive industry’s most widely used international standards for quality management);

●	ISO 9001:2015 registration (international standard for quality management systems);

●	Process and assembly line audits with focus on process control;

●	Process capability that is proven at validation and monitored during production; and

●	Specialized validations for paint and weld operations.

We periodically enter into joint process improvement efforts with key customers. Such exercises have historically resulted in reduced manufacturing critical path time, cost reductions and quality improvements through effective batch sizes and more repeatable processes. Our continuous improvement initiatives have resulted in the acquisition and application of state-of-the-art technologies and plant improvements that support lean, quick response manufacturing flexibility that put us at the forefront of our market. Moreover, the agility that our quick response manufacturing methodology provides us keeps our purchasing, manufacturing, engineering and quality teams on the cutting edge of flexible manufacturing. This adaptable approach also decreases manufacturing costs, allows for faster order turnaround times, and elimination of excess waste.

We maintain an advanced machinery portfolio in our facilities that allow us to leverage our employee workforce with state of the art capabilities and functionality. We strive to maintain our assets or upgrade capabilities where deterioration has driven obsolescence or better technology is available. Most recently, we have invested in two fiber laser systems with automation aimed at reducing labor content and optimizing floor space which allows us to generate more revenue with the same workforce and footprint. We have also recently invested in a machining center with palletizers, robotic brake presses, robotic weld cells and a direct-to-metal paint line.

Our Markets. Our primary end markets include (but are not limited to) the heavy- and medium-duty commercial vehicles, construction, powersports, agriculture and military markets. While our individual end markets may be exposed to cyclical variations, the diversified nature of our end markets affords us the ability to shift production with demand as certain end markets trend lower and others trend higher. In our experience, our diversification has muted the impact of downturns on our business that we have faced in the past. For example, we experienced net sales growth during the 2008 and 2009 recession due to strong orders, particularly from our customers focused on the military end market. Moreover, as our agriculture and construction customers fluctuated in 2013 through 2015, cycling up to 30% of net sales, our declines were less than that of those respective markets.

●

Heavy- and Medium-Duty Commercial Vehicles: Heavy-duty commercial vehicles include class 7 and class 8 heavy trucks such as standard semi-trucks. Medium-duty commercial vehicles include classes 3-6 trucks such as box trucks;

●	Construction: Primary applications include tractors, off-highway vehicles, excavators, pipe layers and other construction equipment;

●	Powersports: Encompasses our all-terrain (ATV) and multi-utility (MUV) vehicles, as well as marine and motorcycle markets;

●	Agriculture: Primary applications include tractors, combines, tillage equipment and other agriculture-related equipment;

●	Military: We provide a variety of components for military vehicle platforms; and

●	Other: We provide components and assemblies to a variety of other industrial and automotive end markets, such as power generation, mining and medical cabinetry.

Additionally, we maintain our branded MEC Outdoors business which provides shotshell re-loaders, including single stage machines, fully progressive machines and metallic single stage presses, as well as clay target machines, among other outdoor-focused products. This business comprised of less than     % of net sales in 2018.

Our Customers. We are a critical and deeply embedded supply partner with strong strategic alignment and relationships with our customers. We have developed long-standing business relationships with our OEM customers, many of which span decades. Further, we are diversified by customers and end markets with net sales attributed to our top 20 customers accounting for            of 2018 pro forma net sales, and no single end market accounting for more than         of pro forma net sales. For the year ended December 31, 2018, John Deere, AB Volvo, Honda Motor Co. and PACCAR Inc. accounted for        %,        %,        % and        % of pro forma net sales, respectively. We have not historically experienced customer attrition given high customer switching costs resulting from our embedded relationships driven by our broad capabilities and scale.

Our top four customers are highlighted in the graphic below:

mec Facility ● Selected Customer Locations

John Deere

Highlights

40+
Years Servicing Customer

~$91 MM
2018 Pro Forma Net Sales

Key Products

Agriculture
Construction
Lawn
Engines

Selected Locations Served

Volvo

Highlights

20+
Years Servicing Customer

~$73 MM
2018 Pro Forma Net Sales

Key Products

Volvo
Mack
Engines

Selected Locations Served

PACCAR

Highlights

15+
Years Servicing Customer

~$64 MM
2018 Pro Forma Net Sales

Key Products

Peterbilt
Kenworth
Engines

Selected Locations Served

Honda

Highlights

20+
Years Servicing Customer

~$62 MM
2018 Pro Forma Net Sales

Key Products

Side by Side
ATV
Automotive

Selected Locations Served

Raw Materials and Manufactured Components. Our purchases primarily include steel and aluminum. We maintain a broad and diverse base of over 1,000 suppliers. Our established relationships provide efficient and flexible access to resources and redundancy to ensure support of our customers. We have no history of material supply issues or outages. In 2018, on a pro forma basis, no single supplier represented more than        % of our total purchases and        % of the raw materials we purchased were sourced from domestic suppliers. Our suppliers are strategically located in order to maximize efficiencies and minimize shipping costs, although switching costs are minimal and we maintain a multitude of alternative suppliers that we could transfer orders to, if needed. We have structured our customer contracts to pass through commodity price changes, which has allowed us to remain mostly unaffected by the recent raw material price volatility and tariffs. As we continue to grow, we intend to leverage our size and scale to further reduce material costs.

Our Facilities. We maintain 21 strategically located U.S. facilities comprising approximately three million square feet of manufacturing space. We are headquartered in Mayville, Wisconsin.

Facility	Description of Use	Approximate Square Feet	Ownership

Mayville, WI

	Manufacturing / Corporate Headquarters	340,000	Owned
	Manufacturing	167,000	Owned

Total		507,000

Defiance, OH

	Manufacturing	250,000	Owned

	Manufacturing	192,000	Owned

	Warehouse	30,000	Leased

Total		472,000

Beaver Dam, WI

	Manufacturing	303,000	Owned

	Manufacturing	163,000	Owned

Total		466,000

Greenwood, SC	Manufacturing	234,000	Owned

Heber Springs, AR	Manufacturing	190,000	Owned

Bedford, PA	Manufacturing	181,000	Leased

Wautoma, WI	Manufacturing	157,000	Owned

Atkins, VA	Manufacturing	150,000	Owned

Byron Center, MI	Manufacturing	138,000	Leased

Neillsville, WI

	Manufacturing	58,000	Owned

	Manufacturing	42,000	Owned

Total		100,000

Vanderbilt, MI

	Manufacturing	50,000	Owned

	Manufacturing	40,000	Owned

Total		90,000

Greenville, MS	Manufacturing	76,000	Leased

Wayland, MI	Manufacturing	75,000	Leased

Wytheville, VA	Manufacturing	68,000	Leased

Piedmont, MI	Manufacturing	34,000	Leased

Total		2,938,000

We believe that our facilities are sufficient to meet our current and near-term manufacturing needs.

Sales and Marketing. We have a strong sales team comprised of over 35 experienced professionals responsible for managing and expanding client relationships, and proactively pursuing new opportunities. Sales personnel are aligned by market segment and customer, including heavy- and medium-duty commercial vehicles, construction, powersports, agriculture, military and other end markets, and employ a highly technical and collaborative sales process with deep knowledge of our customers and capabilities. Sales personnel have assigned support teams comprised of inside sales, marketing, and sales administration personnel. We are consistently involved in request for proposal processes, where our sales teams with deep process expertise collaborate with customers on optimal designs for manufacturability and manufacturing efficiency. The upfront collaboration drives formalization of product specifications, program lifecycle planning, cost estimates and risk mitigation. The sales process typically takes 3-18 months and ultimately ends in the implementation of product lifecycle timelines and purchase orders under long-term customer arrangements. The sales team utilizes systems infrastructure that effectively track and manage backlogs, quotes and bookings information, strategic projects and call reports, all of which are reviewed weekly sales team meetings.

Information Systems. We utilize standardized information technology systems across all areas of quoting and estimating, enterprise resource planning, materials resource planning, capacity planning and accounting for enhanced procurement of work, project execution and financial controls. We provide information technology oversight and support from our corporate headquarters in Mayville, WI. The operational information systems we employ throughout our company are industry specific applications that in some cases have been internally or vendor modified and improved to fit our operations. Our enterprise resource planning software is integrated with our operational information systems wherever possible to deliver relevant, real-time operational data to designated personnel. Accounting and operations personnel of acquired companies are trained not only by our information technology support staff, but by long- tenured employees in our organization with extensive experience using our systems. We believe our information systems provide our people with the tools to execute their individual job function and achieve our strategic initiatives.

Our Competition. We participate in a highly fragmented market with competitors in each of the end markets we serve ranging in size from small companies focused on a single capability or end market, to large multi-disciplinary companies. While there can be instances of intense competition from specific end markets, we believe that we have been able to effectively compete, and maintain competitive advantages on the basis of our:

●	scale and product offering with the ability to cross-sell and provide our customers with a one-stop solution;

●	broad manufacturing capability and flexibility to fulfill requests that require complex solutions;

●	customer service with our highly skilled and knowledgeable workforce able to provide consultative advice; and

●

regionalized geographic focus provides a defensible position from both foreign and domestic competitors as our customers continue to take a regionalized approach to production, which provides a shorter supply chain with greater flexibility.

Our Employees. We maintain an experienced and skilled workforce. We have been highly focused on attracting and retaining high quality personnel as they represent a critical factor in our continued success. As of December 31, 2018, we had approximately 3,100 full-time employees, none of which are unionized. Despite the recent market challenges in the hiring of trade-skilled employees, our continued investment in newer technologies and capabilities has allowed us to opportunistically re-train and redeploy certain roles that were previously human capital-intensive, and re-train and repurpose employees into other areas of the company. We believe we maintain strong relations with our employees and believe they are aligned with our employee-owned mindset.

Legal Proceedings. We are not currently a party to any material litigation proceedings. From time to time, however, we may be a party to litigation and subject to claims incident to the ordinary course of business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Environmental Matters. We are subject to numerous federal, state and local laws and regulations relating to manufacturing, handling and disposal of materials into the environment. We believe that our environmental control procedures are adequate and we have no current plans for capital expenditures in the area.

MANAGEMENT

Directors and Executive Officers

Set forth below is the name, age, position and a brief description of the business experience of each of our directors and executive officers at            , 2019.

Name	Age	Position
Robert D. Kamphuis	60	Chairman, President, Chief Executive Officer and Director
Todd M. Butz	47	Chief Financial Officer
Ryan F. Raber	36	Executive Vice President – Sales & Marketing, Performance Structures and Tanks
Clifford O. Sanderson	61	Vice President – Human Resources
Eric J. Welak	43	Executive Vice President – Fabrication
Allen J. Carlson	68	Director
Timothy L. Christen	60	Director
Steven L. Fisher	64	Director
Craig E. Johnson	70	Director
Patrick D. Michels	59	Director
Jay O. Rothman	59	Director
John A. St. Peter	68	Director

Robert D. Kamphuis joined our company as President and Chief Executive Officer in 2005 and has served as the Chairman, President and Chief Executive Officer since January 2007. Mr. Kamphuis also serves as a board member and past Chairman of Wisconsin Manufacturers & Commerce, a board member of Brakebush Brothers, Inc. and The Nordic Group of Companies, Ltd., and a member of the UW System Business Council, the John Deere Direct Material Supplier Council, the Harley Davidson Supplier Advisory Council and the Mebane Manor Executive Corporate Club. Prior to joining our company, Mr. Kamphuis held various roles with Giddings & Lewis, Inc. including as President and Chief Executive Officer of Gilman Engineering and Manufacturing Co., LLC, a designer and manufacturer of automated assembly systems, and began his career with Ernst & Young. Mr. Kamphuis is a graduate of the Executive International Leadership Program at Stanford University and earned a Bachelor of Business Administration & Accounting from the University of Wisconsin-Whitewater. He is also a licensed certified public accountant. We believe that Mr. Kamphuis is qualified to serve as a director of our company because he has extensive senior management experience and serves as our President and Chief Executive Officer.

Todd M. Butz joined our company in 2008 and has served as our Chief Financial Officer since January 2014. Mr. Butz also serves on the Board of Trustees for Marian University. Prior to joining our company, Mr. Butz spent time as the Finance Manager at Mercury Marine, a subsidiary of the Brunswick Corporation, and Audit Supervisor at Schenck Business Solutions. Mr. Butz earned a Masters of Business Administration from Oklahoma State University, a Bachelor of Science in Accounting and Business Management from Marian University and is a licensed certified public accountant.

Ryan F. Raber joined our company in 2009 and has served as our Executive Vice President – Sales & Marketing, Performance Structures and Tanks since November 2018. Prior to serving in his current position, Mr. Raber served as our Vice President of Sales & Marketing beginning in August 2013. Mr. Raber earned a Masters of Business Administration from the University of Wisconsin-Madison and a Bachelor of Science in Mechanical Engineering from Purdue University.

Clifford O. Sanderson joined our company in October 2013 and has served as our Vice President – Human Resources since that time. Prior to joining our company, Mr. Sanderson served as the Director of Human Resources at Coleman Cable, Inc. from June 1998 to October 2013, the Human Resources Manager at Nypro and the Divisional Director of Human Resources at Wheeling Pittsburgh Steel Corporation. Mr. Sanderson has over 30 years of human resources management experience. Mr. Sanderson earned a Masters in Human Resources and a Masters of Business Administration, Operations and Finance, from the Keller Graduate School of Management at DeVry University and a Bachelor of Science in Business from the University of Illinois Chicago.

Eric J. Welak joined our company in 1996 and has served as our Executive Vice President – Fabrication since January 2017. Prior to serving in his current position, Mr. Welak served as our Operations Manager, Plant Manager, Director of Operations and Vice President of Operations. Mr. Welak earned an Associate of Industrial Engineering from Moraine Park Technical College and a Bachelor of Science in Business Administration, Management and Operations from Marian University.

Allen J. Carlson has been a member of our board of directors since January 2016. Mr. Carlson is currently employed by the University of Florida’s College of Engineering, serves as a director of KMCO, Inc. and on the Board of Regents of the Milwaukee School of Engineering. Mr. Carlson previously served as a director and the Chief Executive Officer of Sun Hydraulics Corporation from 2000 to 2016. From October 1977 to March 1996, Mr. Carlson held various engineering, marketing and management positions for Vickers Incorporated, a wholly owned subsidiary of Trinova Corporation. Mr. Carlson earned his Bachelor’s degree from the Milwaukee School of Engineering and is a graduate of the Advanced Management Program at the Harvard Business School. We believe that Mr. Carlson’s over 40 years of experience in the manufacturing industry and nearly 16 years as the Chief Executive Officer of a public company qualify him to serve as a member of our board of directors.

Timothy L. Christen has been a member of our board of directors since June 2016. He is currently an independent contractor providing consulting services to Baker Tilly Virchow Krause, LLP, a national public accounting firm, where he served as a partner from 1990 to 2016 and as Chairman and Chief Executive Officer from 1999 to 2016. Mr. Christen has served as the non-executive Chairman of Baker Tilly International Ltd. since 2017 and as a director of CPA.com, an accounting technology reseller, since 2018. Mr. Christen also served as director of the American Institute of CPAs from 2014 to 2017, serving as Chairman from 2015 to 2016. Mr. Christen earned his Bachelor of Science in Accounting from the University of Wisconsin-Platteville and is a licensed certified public accountant. We believe Mr. Christen’s over 36 years of accounting expertise and substantial strategy, risk and management experience over his 16 years as the Chief Executive Officer of a national public accounting firm qualify him to serve as a member of our board of directors.

Steven L. Fisher has been a member of our board of directors since November 2013. He has previously served as an executive at Caterpillar, Inc., where he was the Division Chief Financial Officer from 1991 to 1998 and Vice President from 2005 to 2014. Mr. Fisher currently serves as a member of the advisory board of Palmer Johnson Power Systems. Mr. Fisher received a Bachelor of Science in Accounting from Bradley University and is a licensed certified public accountant. We believe Mr. Fisher’s substantial experience as an executive of a public company in the manufacturing industry and accounting expertise qualify him to serve on our board of directors.

Craig E. Johnson has been a member of our board of directors since October 2006. He previously served as a risk management and insurance consultant for Corporate Insurance Solutions, Inc. from October 2004 to February 2018. Mr. Johnson also served as a director for Southern Eagle Insurance Company from January 2006 to June 2013 and Gulf State Insurance Services, Ltd. from November 2007 to June 2012. In addition, Mr. Johnson served as Chief Executive Officer and Chairman of Broker’s Surety Services, Inc. from 1992 to 1997 and Managing Member of First Partners, LLC, a risk management and actuarial consulting firm, from December 1999 to May 2012. He also served as a director and Credit Committee Chairman at FDIC Bank from 1983 to 1997. Mr. Johnson earned his Bachelor of Science from Bradley University. Mr. Johnson served in the United States Air Force as a Captain from 1970 to 1984. He served as both active duty and reserves and was Vice President of the Air Force Division of the Reserve Officers Association. We believe Mr. Johnson’s experience as an executive in the risk management industry and actuarial expertise qualify him to serve on our board of directors.

Patrick D. Michels has been a member of our board of directors since January 2010. He has served as the President, Chief Executive Officer and director of Michels Corporation, an international utility and infrastructure contractor based in Brownsville, Wisconsin, since 1998. Mr. Michels has also served as a director for the Raymond Foundation since 2012 and National Exchange Bank and Trust since 2016. He was a director of St. Norbert’s College from 2006 to 2018 and a director of American Bank from 1998 to 2016. Mr. Michels earned his Bachelor of Business Administration from St. Norbert’s College. We believe that Mr. Michels’ extensive experience as the President and Chief Executive Officer of a large construction contractor company qualifies him to serve on our board of directors.

Jay O. Rothman has been a member of our board of directors since July 2008. He has served as the Chairman and Chief Executive Officer of Foley & Lardner LLP, a national law firm, since June 2011, has been a member of the firm’s Management Committee since February 2002 and has been a partner since February 1994. He joined Foley & Lardner LLP in

October 1986. Mr. Rothman serves as director of Quad/Graphics, Inc. Mr. Rothman received a Bachelor of Arts from Marquette University in 1982 and a Juris Doctor from Harvard Law School in 1985. We believe that Mr. Rothman’s career as an executive and as a business attorney qualify him to serve as a member of our board of directors.

John A. St. Peter has been a member of our board of directors since January 2014. He is currently a partner at Dempsey, Edgarton, St. Peter, Petak & Rosenfeldt, a law firm located in Fond du Lac, Wisconsin, where he has served as an attorney for 42 years. Mr. St. Peter has been one of our legal advisors since our incorporation. He has also served on the boards of directors of Hornung’s Golf Products, Inc. since 1990, Ted and Grace Bachhuber Foundation since 2018, Agnesian HealthCare Foundation, Inc. since 2012 and Moraine Park Technical College Foundation, Inc. since 1989. Mr. St. Peter earned his Bachelor of Arts from the University of Wisconsin-Madison and his Juris Doctor from the Saint Louis University School of Law. We believe that Mr. St. Peter’s career as a business attorney and his extensive familiarity with our company qualify him to serve as a member of our board of directors.

Board of Directors

Our board of directors currently consists of eight persons. Our bylaws provide that our board of directors shall be divided into three classes, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our board of directors will be elected each year. Messrs. Michels and St. Peter are Class III directors with terms ending at our 2020 annual meeting of shareholders; Messrs. Carlson, Christen and Johnson are Class II directors with terms ending at our 2021 annual meeting of shareholders; and Messrs. Fisher, Kamphuis and Rothman are Class I directors with terms ending at our 2022 annual meeting of shareholders.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that each of our non-employee directors is “independent” as that term is defined under the listing standards of the        . In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the transactions involving them described below and in the section titled “Certain Relationships and Related Party Transactions.”

In particular, for Mr. Fisher, our board of directors considered the consulting arrangement between Mr. Fisher and us, which ended in 2018. Mr. Fisher did not receive greater than $120,000 from us in any twelve-month period within the last three years pursuant to the prior consulting arrangement.

Mr. Johnson was a consultant of Corporate Insurance Solutions, Inc., a company then wholly-owned by Mr. Johnson’s wife, until 2018. We paid fees to Corporate Insurance Solutions, Inc. for risk management consulting work in 2016 and 2017, and we also paid fees directly to Mr. Johnson in 2018 for such work. In no event did Corporate Insurance Solutions, Inc. or Mr. Johnson receive greater than $120,000 from us for such consulting fees in any twelve-month period within the last three years.

Mr. St. Peter is a partner in the law firm of Edgarton, St. Peter, Petak & Rosenfeldt, which provides legal services to us. In no event did Edgarton, St. Peter, Petak & Rosenfeldt or Mr. St. Peter receive greater than $120,000 from us for such legal services in any twelve-month period within the last three years.

In each of the cases noted above and otherwise described in the section titled “Certain Relationships and Related Party Transactions,” our board of directors has determined that each of our non-employee directors is “independent” as that term is defined under the listing standards of the        .

Committees of our Board of Directors

We currently have an Audit Committee and a Compensation Committee and, upon completion of this offering, will have a Nominating and Corporate Governance Committee. We may have such other committees as our board of directors shall determine from time to time. Each of our committees has the composition and responsibilities described below.

Audit Committee

Rules implemented by        and the SEC require us to have an audit committee comprised of at least three directors, each of whom meets the independence and experience standards established by        and the Exchange Act. Our Audit Committee consists of the following members: Messrs. Christen, Fisher and Michels, with Mr. Christen serving as the chair. Our board of directors has determined that        qualifies as an “audit committee financial expert” (as defined in Item 407(d)(5) of Regulation S-K) and that all of the members are independent (as defined in Rule 10A-3 of the Exchange Act and under the listing standards of        ).

The Audit Committee is governed by a charter adopted by our board of directors, a copy of which will be available on our website.

Our Audit Committee assists the board of directors in fulfilling the oversight responsibilities the board of directors has with respect to (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the qualifications and independence of our independent registered public accounting firm and (iv) the performance of our internal audit function and our independent registered public accounting firm. The Audit Committee has responsibility for the appointment, compensation, retention and oversight of our independent registered public accounting firm, which reports directly to the Audit Committee. The Audit Committee is also responsible for preparing an audit committee report to be included in our annual proxy statement, and reviews, approves and oversees on an on-going basis any related party transactions. The Audit Committee has authority to preapprove all auditing and permitted non-audit services to be performed by our independent registered public accounting firm, subject to the de minimis exceptions provided under the Exchange Act. The Audit Committee will establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting and auditing matters.

Compensation Committee

Our Compensation Committee consists of the following members: Messrs. Carlson, Fisher and Johnson, with Mr. Fisher serving as the chair. The purposes of our Compensation Committee are to (i) assist the board of directors in discharging its responsibilities relating to the compensation of our executive officers, (ii) administer our incentive and equity compensation plans and (iii) provide oversight of the policies and practices relating to employee relations and human resource activities. Our board of directors adopted a charter defining our Compensation Committee’s primary duties, a copy of which will be available on our website.

Our Compensation Committee approves the compensation of our executive officers, including the Chief Executive Officer. Our Compensation Committee also provides oversight of the design of all our retirement and health and welfare plan programs and human resource management practices and policies such as hiring and retention, performance management programs, diversity policies and practice, leadership development and manager succession planning. It has authority to retain or obtain the advice of compensation consultants to assist with regard to any of its activities.

Our Compensation Committee administers our incentive and equity compensation plans. Our Compensation Committee will also be responsible for overseeing the preparation of the compensation discussion and analysis section to be included in our annual proxy statement when the Company becomes subject to, or otherwise determines to comply with, SEC requirements such section.

Nominating and Corporate Governance Committee

Upon completion of this offering, our Nominating and Corporate Governance Committee will consist of the following members: Messrs. Carlson, Christen, Rothman and St. Peter, with Mr. Rothman serving as the chair. The purpose of our Nominating and Corporate Governance Committee will be to (i) carry out the responsibilities delegated to it by our board of directors relating to our director nomination process and procedures, (ii) identify individuals qualified to become members of the board (consistent with criteria approved by the board), (iii) select and recommend to the board qualified potential director nominees for election at each of the annual meeting of shareholders, (iv) develop, maintain and recommend to the board of directors a set of corporate governance guidelines applicable to us, (v) oversee the evaluation of the board, its committees and management and (vi) oversee, in concert with the Audit Committee, compliance with the rules, regulations and ethical standards for our directors, officers and employees, including corporate governance matters and practices. Our board of directors adopted, effective immediately preceding the completion of this offering, a charter defining our Nominating and Corporate Governance Committee’s primary duties, a copy of which will be available on our website.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or in the past has served, as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our board of directors or our compensation committee. None of the members of our compensation committee is, or has ever been, an officer or employee of us.

Code of Business Conduct and Ethics

Prior to the completion of this offering, our board of directors will adopt a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable federal securities laws and the corporate governance rules of        . Our code of business conduct and ethics will be available on our website. Any amendments to, or waivers from, this code of business conduct and ethics may be made only by our board of directors and will be promptly disclosed by posting such information on our website.

Corporate Governance Guidelines

Prior to the completion of this offering, our board of directors will adopt corporate governance guidelines, a copy of which will be available on our website.

EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program for our executive officers who are named in the “Summary Compensation Table for 2018” below. Our named executive officers for 2018 were:

Name(1)	Principal Position
Robert D. Kamphuis	Chairman, President and Chief Executive Officer
Todd M. Butz	Chief Financial Officer
Ryan F. Raber	Executive Vice President – Sales & Marketing, Performance Structures and Tanks

(1)

As an “emerging growth company,” our “named executive officers” consist of the individuals who served as our principal executive officer and our two other most highly compensated officers who served as executive officers during our last completed fiscal year.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

Summary Compensation Table for 2018

The following table provides information regarding the compensation of our named executive officers during 2018.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)(2)	Non-qualified deferred compensation earnings ($)(3)	All other compensation ($)(4)	Total ($)
Robert D. Kamphuis	2018	510,000	892,680	—	—	1,607,418	—	—	3,010,098
Chairman, President and Chief Executive Officer
Todd M. Butz	2018	310,000	257,560	—	—	390,823	—	—	958,383
Chief Financial Officer
Ryan F. Raber	2018	265,000	190,220	—	—	247,404	—	216	702,840
Executive Vice President – Sales & Marketing, Performance Structures and Tanks

(1)

The amounts in this column represent discretionary cash bonuses in the amount of $100,000 for Mr. Kamphuis and $50,000 for Mr. Butz, as well as incentive awards paid under the Mayville Engineering Company, Inc. Long-Term Incentive Plan with respect to the three-year performance period covering 2016 to 2018 even though the performance goals were not achieved. The amounts paid under the Mayville Engineering Company, Inc. Long-Term Incentive Plan with respect to 2016 to 2018 were as follows: Mr. Kamphuis - $792,680; Mr. Butz - $207,560; and Mr. Raber - $190,220. The terms and conditions of the Mayville Engineering Company, Inc. Long-Term Incentive Plan are described in narrative disclosure below.

(2)	The amounts in this column represent performance-based annual cash bonuses earned in 2018.

(3)	Our named executive officers did not receive any above-market interest on nonqualified deferred compensation in 2018.

(4)	The amount in this column was credited by us to the named executive officer’s account under the Mayville Engineering Company Deferred Compensation Plan.

Employment, Severance or Change in Control Agreements

During the first four months of 2018, we maintained change in control severance agreements with our named executive officers. Each of these agreements expired on April 30, 2018. Following the expiration of the change in control severance agreements, our named executive officers have no employment, severance or change in control agreements.

Omnibus Incentive Plan

We did not maintain any equity incentive plan during 2018.

On        , 2019, our board of directors and on        , 2019, the ESOP, as our sole shareholder, adopted the Mayville Engineering Company, Inc. 2019 Omnibus Incentive Plan pursuant to which our employees, directors and consultants (and those of our affiliates), including our named executive officers, are eligible to receive awards. The Omnibus Incentive Plan provides for the grant of                intended to align the interests of participants with those of our shareholders.

Non-Equity Incentive Plans

Annual Cash Bonus

During 2018, our named executive officers were eligible to receive annual cash bonuses based on the achievement of certain performance conditions established by the compensation committee of our board of directors. The performance goals had both (1) company performance measures, which were Return on Net Capital Employed, or RONCE, Earnings Before Interest, Taxes, Depreciation, Amortization and ESOP Expense, or EBITDAE, and, for Mr. Raber, Manufacturing Return on Assets, or MFG ROA, and Manufacturing Margin, or MFG Margin, and (2) individual performance measures. The performance goals for each element were pre-established at threshold, target and maximum performance levels.

The performance measures that applied to each named executive officer, and the impact of the performance measures on the amount of the annual cash bonus earned, was as follows. For Messrs. Kamphuis and Butz, the applicable measures were weighted as follows: 40% RONCE, 40% EBITDAE and 20% individual performance. Mr. Raber’s measures were weighted as follows: 10% RONCE, 10% EBITDAE, 30% MFG ROA, 30% MFG Margin and 20% individual performance. For 2018, the percentages achieved were as follows:

2018 Actual Achievement

Percentage Achieved
RONCE	123.9%
EBITDAE	88.8%
MFG ROA	66.7%
MFG Margin	78.7%

The compensation committee also established specific target bonus payouts for each named executive officer, which are expressed as a percentage of each named executive officer’s base salary. For 2018, the named executive officer target payouts as a percentage of base salary were: Mr. Kamphuis 300%; Mr. Butz 120% and Mr. Raber 100%. The actual annual cash bonus paid is calculated by multiplying the applicable weightings by the percentages of achievement to derive the percentages shown in the table below, and multiplying the sum of those percentages by the bonus target payouts for each named executive officer and each named executive officer’s base salary. In 2018, the actual annual cash bonus calculations were as follows:

	RONCE (%)	EBITDAE (%)	MFG ROA (%)	MFG Margin (%)	Individual (%)	Total Bonus Percentage Achieved (%)	Bonus Target (%)	Base Salary ($)	Annual Cash Bonus ($)
Robert D. Kamphuis	49.6	35.5	N/A	N/A	20	105.1	300	510,000	1,607,418
Todd M. Butz	49.6	35.5	N/A	N/A	20	105.1	120	310,000	390,823
Ryan F. Raber	12.4	8.9	27.6	24.5	20	93.4	100	265,000	247,404

Mayville Engineering Company, Inc. Long-Term Incentive Plan

Our named executive officers participate in the Mayville Engineering Company, Inc. Long-Term Incentive Plan, which we sometimes refer to as the Long-Term Plan, which provides for the grant of long-term cash incentive, which we sometimes refer to as LTIP, awards that may be earned if the specified performance goals are achieved.

Administration

The compensation committee of our board of directors has the full power and authority to construe, interpret, and administer the Long-Term Plan, which includes making each determination provided for in the Long-Term Plan and adopting rules, regulations, and procedures for the Long-Term Plan. The compensation committee may delegate part or all of its duties to any person who is our employee or affiliate.

LTIP Awards

LTIP awards granted under the Long-Term Plan are interests in a long-term cash incentive award for a three-calendar-year performance period. Payment of the LTIP awards is entirely discretionary. The performance goal applicable to the LTIP awards granted for the performance period 2016 to 2018 was for our value at the end of the performance period, as determined under the ESOP, to have increased by a minimum of 12% from the value immediately prior to the start of the period. As a condition to receiving payment under the LTIP awards, a participating employee must either (1) be our employee or our affiliate’s employee on the date of the applicable cash payment after the performance period or (2) have retired after reaching age 65, died or become disabled during the performance period.

At the end of the performance period, the compensation committee reviews the performance of our Chief Executive Officer, and our Chief Executive Officer reviews the performance of all other participating employees who have satisfied the continuing employment conditions, and determines a discretionary cash amount earned by the participating employee, from a minimum of $0 to a maximum amount that is specified in each participating employee’s award agreement, or a fraction thereof for employees terminated during the performance period due to retirement at age 65, death or disability. Following the end of the 2016 to 2018 performance period, it was determined that the performance goal described above had not been fully achieved, but the compensation committee exercised its discretion to approve payment of the LTIP awards to acknowledge the contributions of the participants to our financial performance and to continue to provide competitive compensation. The amounts received by our named executive officers for the 2016 to 2018 performance period are shown in the “Bonus” column of the Summary Compensation Table.

We are currently considering whether to continue or replace the Long-Term Plan following this offering. If the Long-Term Plan is continued following this offering, the compensation committee of our board of directors will be responsible for reviewing the performance of all of our executive officers and for determining any amounts earned under the Long-Term Plan.

Amendment, Termination and Change of Control

The compensation committee may amend or terminate the Long-Term Plan at any time for any reason. In the event of a change of control, the Long-Term Plan will be terminated. Any payments made upon termination of the Long-Term Plan in the event of a change of control would be determined as described above, but would be a fraction thereof based on the amount of days completed in the applicable performance period prior to termination of the Long-Term Plan.

Outstanding Equity Awards as of December 31, 2018

Our named executive officers had no outstanding equity-based awards as of December 31, 2018.

Pension Benefits and Nonqualified Deferred Compensation; 401(k) Plan

Mayville Engineering Company, Inc. 401(k) Plan

Our named executive officers are eligible to participate in the Mayville Engineering Company, Inc. 401(k) Plan, which we sometimes refer to as the 401(k) Plan, on the same basis as other employees who satisfy the 401(k) Plan’s eligibility requirements. Accordingly, our named executive officers, along with other 401(k) Plan participants, are eligible for “safe harbor” non-elective contributions of 3% per year of an employee’s annual salary, which historically has been contributed to the ESOP in order for the 401(k) Plan to maintain “safe harbor” status. Following this offering the contribution will either be made to the 401(k) Plan or to the 401(k) ESOP.

Our named executive officers are eligible to participate in the ESOP on the same basis as other employees who satisfy the ESOP’s eligibility requirements. Under the ESOP, named executive officers, along with other eligible employees, are eligible for the 401(k) safe harbor contributions described above and for discretionary contributions into an account under the ESOP in the employee’s name.

We do not provide any defined-benefit pension benefits.

Mayville Engineering Company Deferred Compensation Plan

Our named executive officers are eligible to participate in the Mayville Engineering Company Deferred Compensation Plan, which we sometimes refer to as the Deferred Compensation Plan, which permits eligible participants to make elective deferrals of up to 50% of the participant’s annual base salary and up to 100% of the participant’s annual short-term cash incentive compensation. Each year, we credit to the account of each participant an amount reflecting the amount, if any, of any reduced allocations, due solely to the participant’s elective deferrals under the Deferred Compensation Plan of our “safe harbor” contributions and discretionary employer contributions to the ESOP and employer non-elective contributions to the 401(k) Plan for the year.

Amounts deferred under the Deferred Compensation Plan are deemed invested in shares of our common stock and are credited with dividend equivalents while deferred. Deferred amounts credited to a participant’s account are generally distributed following the participant’s separation from service, in a lump sum or up to five annual installments, as elected by the participant. Upon a change in control (which does not include this offering), the Deferred Compensation Plan will terminate and all amounts deferred under the plan will be distributed, generally in a lump sum.

Other Elements of Compensation

Employee Benefits

Health/Welfare Plans. All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:

●	medical, dental and vision benefits;
●	medical and dependent care flexible spending accounts;
●	short-term and long-term disability insurance; and
●	life insurance.

We believe the benefits described above are necessary and appropriate to provide a competitive compensation package to our named executive officers.

Employment, Severance or Change in Control Agreements

None of our named executive officers are currently parties to any employment, severance or change in control agreements.

Director Compensation for 2018

The following table provides information regarding the compensation of our non-employee directors during 2018.

Name	Fees Earned or Paid in Cash ($)	Total ($)
Allen J. Carlson	27,750	27,750
Timothy L. Christen	35,750	35,750
Steven L. Fisher	60,250	60,250
Craig E. Johnson	60,000	60,000
Patrick D. Michels	27,250	27,250
Jay O. Rothman	37,250	37,250
John A. St. Peter	43,250	43,250

During 2018, we compensated our non-employee directors as follows: $6,000 for each meeting of our board of directors attended, $1,000 for each meeting of our board committees attended and $750 for each telephonic meeting of our board committees joined. In 2019 prior to completion of this offering, our non-employee directors received $8,000 for each meeting of our board of directors attended, $2,000 for each meeting of our board committees attended and $1,000 for each telephonic meeting of our board committees joined. Our employee directors received no additional compensation for their service on our board of directors. Following the completion of this offering, we expect to pay our non-employee directors as follows:        .

We also reimburse all ordinary and necessary expenses incurred in the conduct of our business.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions within the past three years to which we have been a party, in which the amount involved exceeds or will exceed $120,000 and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

Jay O. Rothman, one of our directors, is a partner in the law firm of Foley & Lardner LLP, which provides legal services to us. For this legal work, we paid Foley & Lardner LLP approximately $135,000, $375,000 and $600,000 during the fiscal years ended December 31, 2016, 2017 and 2018, respectively.

Certain participants in the ESOP are entitled to diversification and distribution rights pursuant to the ESOP and applicable law. In order to fund the diversification and distribution elections of the eligible participants under the ESOP prior to the completion of this offering, we have repurchased shares of our common stock from the ESOP in the amounts of $13.6 million, $12.7 million and $11.8 million in 2016, 2017 and 2018, respectively. See “Principal Shareholders—ESOP.”

Review and Approval of Related Party Transactions

Prior to the completion of this offering, our board of directors will adopt a written policy regarding the review and approval of related party transactions. Our audit committee charter provides that the audit committee shall review and approve or disapprove any related party transactions, which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. Upon the completion of this offering, our policy regarding transactions between us and related persons will provide that a related person is defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and any of their immediate family members.

Historically, our management and board of directors have reviewed and approved related party transactions. Our management and board of directors will continue to review and approve related party transactions until the adoption, prior to the completion of this offering, of the policy described above.

PRINCIPAL SHAREHOLDERS

The following table sets forth information at                , 2019 with respect to the beneficial ownership of our common stock (i) immediately prior to this offering and (ii) as adjusted to reflect the sale of                shares of our common stock in this offering, in each case by:

●	each of our named executive officers;

●	each of our directors;

●	all of our current directors and executive officers as a group; and

●	each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.

In the table below, the applicable percentage ownership relating to shares beneficially owned prior to this offering is based on                shares of our common stock outstanding at                , 2019. The applicable percentage ownership relating to shares beneficially owned after this offering is based on                shares of our common stock outstanding at                , 2019 (or                shares of our common stock if the underwriters’ option to purchase additional shares is exercised in full). Beneficial ownership as reported in the table below has been determined in accordance with Rule 13d-3 under the Exchange Act. In computing the number of shares beneficially owned by a person or entity and the percentage ownership of that person or entity, we deemed to be outstanding all shares of our common stock subject to options held by that person or entity that are currently exercisable or that will become exercisable within 60 days of                , 2019. Unless otherwise indicated in the footnotes below, the address of each beneficial owner listed in the table below is c/o Mayville Engineering Company, Inc., 715 South Street, Mayville, Wisconsin 53050.

Shares of Common Stock Beneficially Owned
	Shares of Common Stock Beneficially Owned before this offering		Shares of Common Stock Beneficially Owned after this offering assuming underwriters’ option is not exercised		Shares of Common Stock Beneficially Owned after this offering assuming underwriters’ option is exercised in full(1)
Name of beneficial owner	Number of Shares	Percentage	Number of Shares	Percentage	Number of Shares	Percentage

Directors and Executive Officers

Robert D. Kamphuis(2)				%		%

Todd M. Butz(2)				%		%

Ryan F. Raber (2)				%		%

Allen J. Carlson	0	*	0	*	0	*

Timothy L. Christen	0	*	0	*	0	*

Steven L. Fisher	0	*	0	*	0	*

Craig E. Johnson	0	*	0	*	0	*

Patrick D. Michels	0	*	0	*	0	*

Jay O. Rothman	0	*	0	*	0	*

John A. St. Peter	0	*	0	*	0	*

All Directors and Executive Officers as a group (12 persons)(2)				%		%

Other Holders

ESOP(3)		100%		%		%

*	Represents beneficial ownership of less than 1%.

(1)

The underwriters have the option to purchase up to an additional         shares of common stock from us at the initial public offering price, less underwriting discounts and commissions, within 30 days of the date of this prospectus.

(2)	These shares are beneficially owned by such person through the ESOP.

(3)	The trustee of the ESOP is and its address is .

ESOP

Voting

Prior to the completion of this offering, we, as the plan administrator of the ESOP, have the right to direct the ESOP Trustee on how to vote the shares of common stock held by the ESOP, except with respect to certain extraordinary corporate matters described below. The ESOP participants (or their beneficiaries) have the right to direct the ESOP Trustee on how to vote the shares of common stock allocated to such ESOP participant’s account under the ESOP with respect to any merger, consolidation, recapitalization, dissolution, sale of substantially all assets or such similar transaction.

In connection with this offering, we appointed an independent ESOP Trustee and will divide the existing ESOP into two separate employee stock ownership plans. The 401(k) ESOP will hold the shares of our common stock that have been contributed, in connection with our 401(k) plan, as “safe harbor contributions” under applicable Code provisions. The Traditional ESOP will hold the shares of our common stock that have no relationship to the Company’s 401(k) plan. Following the consummation of this offering, the 401(k) ESOP and Traditional ESOP participants (or their beneficiaries) will have the right to direct the independent ESOP Trustee on how to vote the shares of common stock allocated to such participant’s account under the 401(k) ESOP and the Traditional ESOP on all matters to be voted upon. The ESOP Trustee, in its independent fiduciary discretion, will vote any shares for which no voting directions are timely received by the ESOP Trustee from 401(k) ESOP or Traditional ESOP participants (or their beneficiaries). Additionally, the ESOP Trustee has fiduciary duties under ERISA which may cause the ESOP Trustee to override participants’ voting directions under certain circumstances.

Diversification Distributions and Transfers

Prior to completion of this offering, the ESOP is required to offer eligible participants the opportunity to diversify a portion of their ESOP account in accordance with the diversification rules under Code Section 401(a)(28). Under these rules, a participant who has attained age 55 and has completed at least 10 years of participation may annually elect, during the diversification period, to diversify 25% of the participant’s account (50% in the sixth year of diversification eligibility) away from an employer stock investment.

Following the completion of this offering, the Traditional ESOP will continue to be subject to the Section 401(a)(28) diversification rules. The 2019 annual diversification opportunity (based upon participant ESOP share balances as of December 31, 2018) is expected to commence on or about May 1 and will provide eligible participants with a period of time to make their diversification election (if diversification is desired) that is anticipated to run until the 90th day following completion of this offering. For any participant who elects to diversify, the Traditional ESOP will distribute to the electing participant the shares of our common stock that the participant has elected to diversify. Distribution of our common stock in satisfaction of participant diversification elections will occur 90 days following the end of the diversification election period. As of                , 2019, approximately                % of our shares, after taking into effect this offering, will be eligible for the 2019 diversification opportunity.    Upon completion of the 2019 diversification opportunity, eligible Traditional ESOP participants’ next opportunity to diversify will occur during the 2020 diversification election period, and annually thereafter.

Following the completion of this offering, the 401(k) ESOP will be subject to the diversification rules under Code Section 401(a)(35). As required by law, 401(k) ESOP participants who have at least three years of service and are not otherwise subject to a lock-up agreement will be able to elect, on a quarterly basis, to sell some or all the shares of our common stock held in their 401(k) ESOP accounts and invest such proceeds in the other investment options made available under the 401(k) ESOP. The initial participant diversification opportunity will take place 180 days after the date of this offering, with subsequent diversification options on or before the last day of each quarterly diversification period. As of                , 2019, approximately                 % of our shares, after taking into effect this offering, would be eligible for the diversification election under the 401(k) ESOP.

Distributions Following Termination of Employment or Death

Upon termination of employment or death, a 401(k) ESOP and a Traditional ESOP participant (or his or her beneficiaries) is entitled to receive distributions in annual installments over a period of five years with respect to the shares of our common stock allocated to such participant’s account under the 401(k) ESOP and the Traditional ESOP. The distributions commence during the annual distribution period for the calendar year following the year in which occurs the participant’s termination of employment or death. The 2019 annual distribution period will occur in November or December 2019, but no earlier than 180 days following the date of this offering. As of                , 2019, approximately                % of our shares, after taking into effect this offering, will be the subject of such a distribution. Prior to the completion of this offering, distributions are made entirely in cash based on a valuation report received from the ESOP’s independent third party valuation firm. Following consummation of this offering, the 401(k) ESOP or Traditional ESOP participant (or applicable beneficiary) will receive a distribution in shares of our common stock, which may be sold into the market subject to compliance with applicable securities laws.

DESCRIPTION OF OUR CAPITAL STOCK

The following description of the material terms of our amended and restated articles of incorporation and our bylaws, each of which will become effective immediately prior to the completion of this offering, is a summary, does not purport to be complete and is qualified in its entirety by reference to our amended and restated articles of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part and are incorporated by reference into this prospectus. The description of our capital stock reflects changes to our capital structure that will occur immediately prior to the completion of this offering.

Upon completion of this offering, our authorized capital stock will consist of                shares of our common stock, no par value per share, and                shares of preferred stock, par value $0.01 per share. No shares of preferred stock will be issued or outstanding immediately after the completion of this offering. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Corporate Governance

We are a corporation organized under the laws of the state of Wisconsin and are governed by the WBCL, our amended and restated articles of incorporation and our bylaws.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of our common stock are entitled to receive proportionately any dividends if and when such dividends are declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of the company, the holders of our common stock are entitled to receive ratably net assets available after the payment of all debts and other liabilities and subject to the prior rights of holders of any outstanding preferred stock. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our amended and restated articles of incorporation, which we sometimes refer to as the articles, the board of directors will be authorized to designate and issue up to                shares of preferred stock in one or more series without shareholder approval. Our board of directors will have discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

●	restricting dividends on the common stock;

●	diluting the voting power of the common stock;

●	impairing the liquidation rights of the common stock; and

●	delaying or preventing a change in control of the company.

At present, there are no shares of preferred stock outstanding and we have no plans to issue any shares of preferred stock.

Dividends and Other Distributions

The holders of our common stock will be entitled to receive proportionately any cash or stock dividends if and when such dividends are declared by the board of directors, subject to any preferential dividend rights of outstanding preferred stock. In the event of the dissolution or liquidation of the company, after the full preferential rights, if any, on any outstanding preferred stock has been paid to or set aside for the holders of such preferred stock, the holders of our common stock will be entitled to receive proportionately all of our remaining assets.

The declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of any dividend will be dependent upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs, restrictions in our debt instruments, industry trends and any other factors our board of directors may consider relevant.

We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future. See “Dividend Policy.”

Number and Election of Directors

Our board of directors consists of eight members. Our articles provide that the number of directors may be designated by an affirmative vote of shareholders holding at least 66 2/3% of the then outstanding shares, except that our board of directors can also designate the number of directors by resolution adopted by at least two-thirds of the directors then in office plus one director, without a vote of the shareholders. Our directors are divided into three classes, designated as Class I, Class II and Class III. The terms of the directors of each class will expire at the annual meetings of shareholders to be held in 2020 (Class III), 2021 (Class II) and 2022 (Class I). At each annual meeting of shareholders, one class of directors will be elected to succeed that class of directors whose terms are expiring to hold office until the third succeeding annual meeting, and until their successors are duly elected and qualified.

Quorum/Voting

At all meetings of our board of directors, a majority of the total number of directors constitutes a quorum. If there is a quorum, a vote of the majority of the directors present at the meeting is considered an act of our board of directors.

Removal of Directors

Our articles provide that any director may be removed from office, but only for cause by the affirmative vote of shareholders holding at least 66 2/3% of the then outstanding shares of stock entitled to vote in the election of directors. However, if at least two-thirds of the directors then in office plus one director recommend removal of a director, that director may be removed without cause by the affirmative vote of a majority of the outstanding shares. “Cause” is construed to exist only if the director whose removal is proposed has been convicted of a felony or has been adjudged to be liable for willful misconduct in the performance of his or her duties to us in a matter which has a material adverse effect on our business.

Vacancies on the Board of Directors

Any vacancy occurring in our board of directors may be filled by the affirmative vote of a majority of the directors then in office.

Voting by Shareholders

Each holder of our common stock is entitled to one vote per share for the election of directors and for all other corporate purposes.

Amendment of Articles

The WBCL allows us to amend our articles at any time to add or change a provision that is required or permitted to be included in the articles of incorporation or to delete a provision that is not required to be included in the articles of incorporation. Our board of directors can propose one or more amendments for submission to shareholders and may condition its submission of the proposed amendment on any basis if it provides certain notice and includes certain information regarding the proposed amendment in that notice. The provisions in our articles relating to (a) the structure of the board and (b) certain amendments to the bylaws may only be amended by the approval of 66 2/3% of the then outstanding shares entitled to vote.

Amendment of Bylaws

Our bylaws may be amended or repealed and new bylaws may be adopted by our shareholders at any annual or special meeting at which a quorum is present. The bylaws may also be amended or repealed and new bylaws may be adopted by our board of directors by affirmative vote of a majority of the number of directors present at any meeting at which a quorum is in attendance; provided, however, that the shareholders in adopting, amending or repealing a particular bylaw may provide therein that our board of directors may not amend, repeal or readopt that bylaw. Notwithstanding the foregoing, pursuant to our articles, the provisions of our bylaws relating to the general powers, number, classification, tenure and qualifications of the directors may be amended or repealed only by the affirmative vote of shareholders holding at least 66 2/3% of the then outstanding shares of all classes of our capital stock, voting together as a single class; provided, however, that our board of directors can amend or repeal such provisions by resolution adopted by at least two-thirds of the directors then in office plus one director, without a vote of the shareholders.

Anti-Takeover Effects of Various Provisions of Wisconsin Law, Our Amended and Restated Articles of Incorporation, Our Bylaws and Our Credit Agreements

Provisions of Wisconsin law have certain anti-takeover effects. Our amended and restated articles of incorporation and bylaws also contain provisions that may have similar effects.

Wisconsin Anti-Takeover Statutes

Sections 180.1140 to 180.1144 of the WBCL restrict a broad range of business combinations between a Wisconsin corporation and an “interested stockholder” for a period of three years unless specified conditions are met. The WBCL defines a “business combination” as including certain mergers or share exchanges, sales of assets, issuances of stock or rights to purchase stock and other related party transactions. An “interested stockholder” is a person who beneficially owns, directly or indirectly, 10% of the outstanding voting stock of a corporation or who is an affiliate or associate of the corporation and beneficially owned 10% of the voting stock within the last three years. During the initial three-year period after a person becomes an interested stockholder in a Wisconsin corporation, with some exceptions, the WBCL prohibits a business combination with the interested stockholder unless the corporation’s board of directors approved the business combination or the acquisition of the stock by the interested stockholder prior to the acquisition date. Following this three-year period, the WBCL also prohibits a business combination with an interested stockholder unless:

●	the board of directors approved the acquisition of the stock prior to the acquisition date;

●	the business combination is approved by a majority of the outstanding voting stock not owned by the interested stockholder;

●	the consideration to be received by shareholders meets certain requirements of the statute with respect to form and amount; or

●	the business combination is of a type specifically excluded from the coverage of the statute.

Sections 180.1130 to 180.1133 of the WBCL govern certain mergers or share exchanges between public Wisconsin corporations and significant shareholders, and sales of all or substantially all of the assets of public Wisconsin corporations to significant shareholders. These transactions must be approved by 80% of all shareholders and two-thirds of shareholders other than the significant shareholder, unless the shareholders receive a statutory “fair price.” Section 180.1130 of the WBCL generally defines a “significant shareholder” as the beneficial owner of 10% or more of the voting power of the outstanding voting shares, or an affiliate of the corporation who beneficially owned 10% or more of the voting power of the then outstanding shares within the last two years.

Section 180.1150 of the WBCL provides that in particular circumstances the voting power of shares of a public Wisconsin corporation held by any person in excess of 20% of the voting power is limited to 10% of the voting power these excess shares would otherwise have. Full voting power may be restored if a majority of the voting power of shares represented at a meeting, including those held by the party seeking restoration, are voted in favor of the restoration. This voting restriction does not apply to shares acquired directly from the corporation.

The foregoing provisions of the WBCL do not currently apply to the ESOP since they do not apply to the shares of our common stock currently held by our ESOP and our board of directors approved for purposes of these provisions any acquisition made by the ESOP after                , 2019.

Section 180.1134 of the WBCL requires shareholder approval for some transactions in the context of a tender offer or similar action for more than 5% of any class of a Wisconsin corporation’s stock. Shareholder approval is required for the acquisition of more than 5% of the corporation’s stock at a price above market value from any person who holds more than 3% of the voting shares and has held the shares for less than two years, unless the corporation makes an equal offer to acquire all shares. Shareholder approval is also required for the sale or option of assets that amount to at least 10% of the market value of the corporation, but this requirement does not apply if the corporation has at least three independent directors and a majority of the independent directors vote not to have this provision apply to the corporation.

Consideration of Constituencies

The WBCL allows directors and officers to consider constituencies other than shareholders, such as employees, suppliers, customers and the communities in which a corporation operates, in discharging their corporate duties.

In addition to the provisions described above, various provisions of our amended and restated articles and our bylaws, which are summarized in the following paragraphs, may be deemed to have anti-takeover effects.

Staggered Board of Directors

Our articles and bylaws provide that the board of directors is divided into three classes, with staggered terms of three years each. Each year the term of one class expires. The articles provide that any vacancies on the board of directors can be filled only by the affirmative vote of a majority of the directors in office. Any director so elected will serve until the next election of the class for which he or she is chosen and until his or her successor is duly elected and qualified.

No Cumulative Voting

The WBCL provides that shareholders do not have the right to cumulate votes in the election of directors unless the articles of incorporation provide otherwise. Our articles do not provide for cumulative voting.

Meeting Procedures; Advance Notice Requirements for Shareholder Proposals and Director Nominations; Procedures for Calling a Special Meeting

Our bylaws provide the board of directors with discretion in postponing shareholder meetings, including, within certain limits, special meetings of shareholders. Additionally, the Chairman of the Board, the Chief Executive Officer or the President or the board of directors (acting by resolution) can adjourn a shareholder meeting at any time before business is transacted at the meeting.

Our bylaws also provide that shareholders seeking to bring business before an annual meeting must provide timely notice of their proposal in writing to the corporate secretary. To be timely, a shareholder’s notice must have been received on or before December 31 of the year immediately preceding the annual meeting; provided, however, that in the event that the date of the annual meeting is on or after May 1 in any year, notice by the shareholder to be timely must be received not later than the close of business on the day which is determined by adding to December 31 of the year immediately preceding such annual meeting the number of days starting with May 1 and ending on the date of the annual meeting in such year. The bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Our bylaws also establish a procedure which shareholders seeking to call a special meeting of shareholders must satisfy. This procedure involves notice to us, the receipt by us of written demands for a special meeting from holders of 10% or more of all the votes entitled to be cast on any issue proposed to be considered, a review of the validity of such demands by an independent inspector and the fixing of the record and meeting dates by the board of directors. In addition, shareholders demanding a special meeting must deliver a written agreement to pay the costs incurred by us in holding a special meeting, including the costs of preparing and mailing the notice of meeting and the proxy materials for the solicitation of proxies, in the event such shareholders are unsuccessful in their proxy solicitation.

Authorized But Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval. We could use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions of other businesses or entities and issuances under employee benefit plans. Additionally, we could issue a series of preferred stock that could, depending on its terms, impede the completion of a merger, tender offer or other takeover attempt. Our board of directors will make any determination to issue such shares based on its judgment as to the best interests of us and our shareholders. The board of directors, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of the board of directors, including a tender offer or other transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which shareholders might receive a premium over the then-current market price of the common stock.

Supermajority Provisions

Our articles contain provisions that require the approval of 66 2/3% of the outstanding shares entitled to vote in order to amend certain anti-takeover provisions of the articles or bylaws. These provisions could have the effect of discouraging takeover attempts that some, or a majority, of our shareholders might believe to be in their best interests or in which shareholders might receive a premium over the then-current market price of our common stock.

Preemptive Rights

No holder of our common stock has any preemptive or subscription rights to acquire shares of our capital stock.

Credit Agreements

Our Credit Agreements contain a covenant that restricts our ability to permit any person or group other than the ESOP to own or control more than 20% of our equity interests. In addition, the Credit Agreements restrict our ability to permit our board of directors to not be composed of a majority of our continuing directors (i.e., our directors as of December 14, 2018 and any additional or replacement directors that have been approved by at least 51% of the directors then in office).

Liability and Indemnification of Officers and Directors

Pursuant to the WBCL and our bylaws, our directors and officers are entitled to mandatory indemnification against certain liabilities and expenses:

●	to the extent such officers or directors are successful in the defense of a proceeding; and

●

in proceedings in which the director or officer is not successful in defense thereof, unless it is determined that the director or officer breached or failed to perform his or her duties and such breach or failure constituted:

●	a willful failure to deal fairly with us or our shareholders in connection with a matter in which the director or officer had a material conflict of interest;

●	a violation of the criminal law unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful;

●	a transaction from which the director or officer derived an improper personal profit; or

●	willful misconduct.

It should be noted that the WBCL specifically states that it is the public policy of Wisconsin to require or permit indemnification in connection with a proceeding involving securities regulation, as described therein, to the extent required or permitted as described above. Additionally, under the WBCL, our directors are not subject to personal liability to us, our shareholders or any person asserting rights on behalf thereof for certain breaches or failures to perform any duty resulting solely from their status as directors except in circumstances paralleling those in the final four bullet points above.

These provisions may have the practical effect in certain cases of eliminating the ability of shareholders to collect monetary damages from our directors and officers. We believe that these provisions are necessary to attract and retain qualified persons to serve as our directors and officers. There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

will be the transfer agent and registrar for our common stock.

Listing

We intend to apply to list our common stock on                under the symbol “                .”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock, including shares distributed from the ESOP or subject to diversification under the ESOP, in the public market after the completion of this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities at a time and price that we deem appropriate. See “Risk Factors—Risks Related to Our Common Stock and This Offering— Sales of outstanding shares of our common stock into the market in the future could cause the market price of our common stock to drop significantly, even if our business is doing well.”

Upon the completion of this offering, there will be outstanding a total of                shares of our common stock (or                shares if the underwriters’ option to purchase additional shares is exercised in full). All of the                shares sold in this offering will be freely tradable, except that any shares purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the Rule 144 limitations described below. The remaining outstanding shares of our common stock will be deemed “restricted securities” as defined under Rule 144, but all of these shares are currently held in the ESOP. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act, which rule is summarized below. In addition, certain of the beneficial holders of our common stock have entered into lock-up agreements with the underwriters under which they agreed, subject to specific exceptions, not to sell any shares of their common stock for at least 180 days following the date of this prospectus. As a result of these agreements, subject to the provisions of Rule 144, shares will be available for sale in the public market as follows:

●	shares will be eligible for sale at various times after the date hereof pursuant to Rule 144 and the terms of the 401(k) ESOP and Traditional ESOP; and

●	shares subject to the lock-up agreements described below will be eligible for sale at various times beginning 180 days after the date hereof pursuant to Rule 144.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell, upon expiration of the lock-up agreements, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

●	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after the completion of this offering; or

●	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

ESOP

Prior to this offering, all shares of our common stock are held in the ESOP. Following this offering, the shares subject to diversification rights under the ESOP and applicable law can be sold pursuant to the Form S-8, which we intend to file following completion of this offering, subject only to the volume limitations of Rule 144 and the terms of the ESOP. The other shares of our common stock held in the ESOP can be disposed of after this offering only pursuant to Rule 144 and the terms of the ESOP. See “Principal Shareholders—ESOP” for a description of the diversification and distribution rights of the ESOP participants following this offering.

Lock-Up Agreements

We, our executive officers, directors and the ESOP have agreed or will agree that, without the prior written consent of Robert W. Baird & Co. Incorporated, we and they will not, directly or indirectly, for a period of 180 days after the date of this prospectus, offer, pledge, sell, contract to sell or otherwise transfer or dispose of any shares of our common stock or any other securities convertible into or exercisable or exchangeable for shares of our common stock (subject to certain exceptions). See “Underwriting.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our common stock by a non-U.S. holder (as defined below) who holds our common stock as a “capital asset” (generally property held for investment). This summary is based on the provisions of the Code, U.S. Treasury regulations, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal gift or estate tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as (without limitation):

●	banks, insurance companies or other financial institutions;

●	tax-exempt or governmental organizations;

●	qualified foreign pension funds (or any entities all of the interests of which are held by a qualified foreign pension fund);

●	dealers in securities or foreign currencies;

●	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

●	persons subject to the alternative minimum tax;

●	partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

●	persons deemed to sell our common stock under the constructive sale provisions of the Code;

●	persons that acquired our common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

●	certain former citizens or residents of the United States;

●	real estate investment trusts or regulated investment companies; and

●	persons that hold our common stock as part of a straddle, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL GIFT OR ESTATE TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our common stock that is not for U.S. federal income tax purposes a partnership or any of the following:

●	an individual who is a citizen or resident of the United States;

●

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

●

a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our common stock to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our common stock by such partnership.

Distributions on our Common Stock

If we make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock. See “—Gain on Disposition of our Common Stock.” Subject to the discussion below under “—Additional Withholding Requirements under FATCA,” dividends paid to a non-U.S. holder with respect to our common stock that are not effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States generally will be subject to U.S. federal withholding tax at a rate of 30% unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate.

Dividends paid to a non-U.S. holder that are effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to “United States persons” (as defined under the Code). Such effectively connected dividends will not be subject to the U.S. withholding tax described above if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a non-U.S. corporation, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on such effectively connected dividends (as adjusted for certain items).

A non-U.S. holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Gain on Disposition of our Common Stock

Subject to the discussion below under “—Additional Withholding Requirements under FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

●

the non-U.S. holder is an individual who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

●

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

●

our common stock constitutes a U.S. real property interest by reason of our status as a U.S. real property holding corporation, which we sometimes refer to as a USRPHC, for U.S. federal income tax purposes.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

A non-U.S. holder whose gain is described in the second bullet point above generally will be taxed on a net income basis at the rates and in the manner generally applicable to “United States persons” (as defined under the Code) unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on such effectively connected gain (as adjusted for certain items).

With respect to the third bullet point above, we believe that we have not been, are not currently, and do not anticipate becoming in the future, a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. Because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we are or become a USRPHC, a non-U.S. holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of shares of our common stock by reason of our status as a USRPHC so long as (i) our common stock is regularly traded on an established securities market during the calendar year in which such sale, exchange or other taxable disposition of shares of our common stock occurs and (ii) such non-U.S. holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of our common stock at any time during the relevant period. Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common stock.

Backup Withholding and Information Reporting

Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8.

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8 and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our common stock effected outside the United States by a non-U.S. office of a non-U.S. broker. However, unless such broker has documentary evidence in its records that the holder is not a U.S. person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our common stock effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of a non-U.S. holder subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Code, and the Treasury regulations and administrative guidance issued thereunder, which we sometimes refer to as FATCA, impose a 30% withholding tax on any dividends paid on our common stock and on the gross proceeds from a disposition of our common stock, in each case if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners); (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E); or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. The FATCA withholding tax will apply to all withholdable payments without regard to whether the beneficial owner of the payment would otherwise be entitled to an exemption from imposition of withholding tax pursuant to an applicable tax treaty with the United States or U.S. domestic law, though, under certain circumstances, a holder might be eligible for refunds or credits of such taxes.

The withholding under FATCA described above currently applies to dividends paid on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of our common stock on or after January 1, 2019, recently proposed Treasury regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury regulations until final Treasury regulations are issued.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL GIFT AND ESTATE TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

UNDERWRITING

Robert W. Baird & Co. Incorporated is serving as representative of the underwriters. We and the representative, on behalf of the underwriters named below, have entered into an underwriting agreement with respect to the shares of our common stock being offered hereby. Subject to certain conditions set forth in the underwriting agreement, each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover of this prospectus, the number of shares of common stock set forth in the following table.

Underwriters	Number of Shares
Robert W. Baird & Co. Incorporated

Total

The underwriters are severally committed to take and pay for all of the shares offered by us, if any are taken, other than the shares thereof covered by the option described below. The obligations of the underwriters under the underwriting agreement may be terminated upon the occurrence of certain stated events, including that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

We have granted the underwriters an option to buy up to an additional             shares of our common stock. The underwriters have 30 days from the date hereof to exercise this option. If any shares of our common stock are purchased pursuant to this option, the underwriters will severally purchase such additional shares in approximately the same proportion as set forth in the table above. If any additional shares of our common stock are purchased, the underwriters will offer such additional shares on the same terms as those on which the shares are being offered.

The underwriters propose to offer the shares of our common stock directly to the public at the initial public offering price set forth on the cover of this prospectus and to certain dealers at that price less a concession not in excess of $    per share.

The following table sets forth the per share and total underwriting discounts and commissions to be paid to the underwriters by us, assuming both no exercise and full exercise of the underwriters’ option to purchase                additional shares of our common stock.

Paid by Us	Total Fees
	No Exercise	Full Exercise
Per Share	$	$

Total	$	$

We estimate that the total expenses paid by us for this offering, including registration, filing, listing and printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $    million. We have agreed to reimburse the underwriters for certain expenses in connection with the qualification of this offering with the Financial Industry Regulatory Authority, Inc., which we sometimes refer to as FINRA, in an amount not to exceed $    . Such reimbursement is deemed to be underwriting compensation by FINRA.

We, our directors, executive officers and the ESOP have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date hereof, may not, without the prior written consent of Robert W. Baird & Co. Incorporated: (i) directly or indirectly offer, sell, pledge, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale, lend, or otherwise transfer or dispose of, or establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” (each within the meaning of Section 16 of the Exchange Act) with respect to, any shares of our common stock, any options or warrants to purchase our common stock or any securities convertible into or exercisable or exchangeable for, or that represent the right to receive, our common stock, whether now owned or hereafter acquired, (ii) enter into any swap, forward contract, hedging transaction or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such transaction described in (i) above or this clause (ii) is to be settled by delivery of our common stock or such other securities, in cash or otherwise, (iii) file or approve the filing of any registration statement with the SEC relating to the offering of any of our common stock or securities convertible into or exercisable or exchangeable for our common stock, or make any demand for or exercise any right with respect to the registration of any of our common stock or the filing of any registration statement with respect thereto or (iv) publicly disclose or announce an intention to effect any transaction specified in clause (i), (ii) or (iii) above. The foregoing restrictions do not apply to, among other transactions, the sales of our common stock to be sold in this offering.

The underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of shares offered.

Prior to this offering, there has been no public market for the shares of our common stock. The initial public offering price has been determined by negotiations between us and the representative of the underwriters. In determining the initial public offering price, we and the representative of the underwriters have considered a number of factors, including:

●	the information set forth in this prospectus and otherwise available to the representative of the underwriters;

●	our prospects and the history and prospects for the industry in which we compete;

●	an assessment of our management;

●	prevailing market conditions;

●	our historical performance;

●	estimates of our business potential and prospects for future earnings;

●	consideration of the above factors in relation to market valuation and stages of developments of other companies comparable to ours; and

●	other factors deemed relevant by the representative of the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares thereof will trade in the public market at or above the initial public offering price.

We intend to apply to have our shares of common stock listed on the                     under the symbol “                .”

We have agreed to indemnify the several underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act.

Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may effect certain transactions in shares of our common stock in the open market in order to prevent or retard a decline in the market price of our common stock while this offering is in progress. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. “Covered” shorts are short positions in an amount not greater than the underwriters’ option described herein, and “naked” shorts are short positions in excess of that amount. In determining the source of shares to close out a “covered” short, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option. A “covered” short may be covered by either exercising the underwriters’ option or purchasing shares in the open market. A “naked” short is more likely to be created if underwriters are concerned that there may be downward pressure on the price of our common stock in the open market prior to the completion of this offering, and may only be closed out by purchasing shares in the open market. Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of this offering.

In addition, the underwriters may, pursuant to Regulation M of the Securities Act, also impose a penalty bid, which is when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representative of the underwriters has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or slowing a decline in the market price of our common stock, and together with the imposition of a penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. If these activities are commenced by the underwriters, they may be discontinued at any time. These transactions may be effected on the                  , in the over-the-counter market or otherwise.

Electronic Distribution

In connection with this offering, certain of the underwriters may distribute prospectuses by electronic means, such as email. In addition, certain of the underwriters may facilitate Internet distribution for this offering to certain of their Internet subscription customers, and allocate a limited number of shares for sale to its online brokerage customers. A prospectus in electronic format is being made available on the website maintained by one or more of the bookrunners of this offering and may be made available on websites maintained by the other underwriters. Other than this prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not a part of this prospectus or the registration statement of which this prospectus is a part.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, investment research, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may provide from time to time in the future, various financial advisory and investment banking services for us, for which they have received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, certain of the underwriters and their respective affiliates may from time to time effect transactions for their own account or the account of their customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities (including related derivative securities) and financial instruments (including bank loans), and may continue to do so in the future. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Notice to Canadian Residents

Resale Restrictions. The distribution of our common stock in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of our common stock in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Canadian Purchasers. By purchasing our common stock in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

●

the purchaser is entitled under applicable provincial securities laws to purchase our common stock without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106—Prospectus Exemptions;

●	the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations;

●	where required by law, the purchaser is purchasing as principal and not as agent; and

●	the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest. Canadian purchasers are hereby notified that each of the underwriters is relying on the exemption set out in Section 3A.3 or 3A.4, if applicable, of National Instrument 33-105—Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

Statutory Rights of Action. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the prospectus (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of Legal Rights. All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment. Canadian purchasers of shares of our common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in such shares of common stock in their particular circumstances and about the eligibility of the shares of our common stock for investment by the purchaser under relevant Canadian legislation.

Notice to Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each of which we refer to as a Relevant Member State, an offer to the public of our common stock has not been made and may not be made in that Relevant Member State prior to the publication of a prospectus in relation to our common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

a.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;
b.

to fewer than 100, or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus

Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of Robert W. Baird & Co. Incorporated for any such offer; or
c.	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive or a supplemental prospectus pursuant to Article 16 of the Prospectus Directive or any measure implementing the Prospectus Directive in a Relevant Member State and each person who initially acquires our common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed with the underwriters and us that it is a qualified investor within the meaning of the law of the Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive or any measure implementing the Prospectus Directive in any Relevant Member State.

For the purposes of this provision, the expression “an offer to the public” in relation to our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

In the case of our common stock being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that our common stock acquired by it in this offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to persons in circumstances which may give rise to an offer of our common stock to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of Robert W. Baird & Co. Incorporated has been obtained to each such proposed offer or resale. We, the underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements. Notwithstanding the above, a person who is not a qualified investor and who has notified Robert W. Baird & Co. Incorporated of such fact in writing may, with the prior consent of Robert W. Baird & Co. Incorporated, be permitted to acquire our common stock in this offering.

Notice to Prospective Investors in the United Kingdom

In the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in Directive 2003/71/EC and amendments thereto, including the 2010 PD Amending Directive) who (i) have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, which we sometimes refer to as the Order, and/or (ii) are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order, which we refer to collectively as the UK Relevant Persons. This document must not be acted on or relied on in the United Kingdom by persons who are not UK Relevant Persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, UK Relevant Persons.

Notice to Investors in Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in our common stock. The shares may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this document nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to this offering, nor us nor the shares have been or will be filed with or approved by any Swiss regulatory authority. The shares are not subject to the supervision by any Swiss regulatory authority (e.g., the Swiss Financial Markets Supervisory Authority FINMA) and investors in the shares will not benefit from protection or supervision by such authority.

Notice to Prospective Investors in Australia

This document:

●	does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth), which we sometimes refer to as the Corporations Act;

●

has not been, and will not be, lodged with the Australian Securities and Investments Commission, or ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

●

does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

●

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

LEGAL MATTERS

Foley & Lardner LLP, Milwaukee, Wisconsin, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of our common stock being offered by this prospectus. Jay O. Rothman, a partner in Foley & Lardner LLP, is one of our directors. As of                , 2019, Mr. Rothman did not own any shares of our common stock. Certain legal matters will be passed upon for the underwriters by Latham & Watkins LLP, Chicago, Illinois.

EXPERTS

The consolidated financial statements of Mayville Engineering Company, Inc. and subsidiary, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Defiance Metal Products, Co. as of and for the fiscal years ended September 30, 2018 and 2017 included in this prospectus have been so included in reliance upon the report of Baker Tilly Virchow Krause, LLP, an independent audit firm, upon the authority of said firm as experts in accounting and auditing.

CHANGE IN ACCOUNTANTS

On October 16, 2018, our board of directors approved the decision to change independent registered public accounting firms and we dismissed Schenck SC, which we sometimes refer to as Schenck, as our independent registered public accounting firm. On January 10, 2019, we retained Deloitte & Touche LLP, which we sometimes refer to as Deloitte, as our new independent registered public accounting firm to audit our consolidated financial statements as of and for the fiscal year ended December 31, 2018 and to reaudit our consolidated financial statements as of and for the fiscal year ended December 31, 2017, which had previously been audited by Schenck.

The report of Schenck on our consolidated financial statements as of and for the fiscal year ended December 31, 2017 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the two most recent fiscal years preceding our dismissal of Schenck and the subsequent interim period through October 16, 2018, we had no “disagreements” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions thereto) with Schenck on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Schenck, would have caused Schenck to make reference in connection with its report to the subject matter of the disagreement during its audit of our consolidated financial statements for the fiscal year ended December 31, 2017. During the two most recent fiscal years preceding our discharge of Schenck and the subsequent interim period through October 16, 2018, there were no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K and the related instructions thereto).

During the two fiscal years ended December 31, 2017 and through the period ended October 16, 2018, we did not consult with Deloitte with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that Deloitte concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any other matter that was the subject of a disagreement or a reportable event (each as defined above).

Schenck was acquired by CliftonLarsonAllen LLP, or CLA, on January 1, 2019. We have provided CLA with a copy of the foregoing disclosure and requested that CLA furnish us with a letter addressed to the SEC stating whether or not CLA agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of the letter, dated February 7, 2019, furnished by CLA in response to that request, is filed as Exhibit 16 to the registration statement of which this prospectus is a part.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act covering the securities offered by this prospectus. This prospectus, which constitutes a part of that registration statement, does not contain all of the information that you can find in the registration statement and the exhibits thereto. Certain items are omitted from this prospectus in accordance with the rules and regulations of the SEC. For further information about us and the shares of our common stock offered by this prospectus, reference is made to the registration statement and the exhibits thereto. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, are qualified by reference to each such contract or document contained in or as an exhibit to the registration statement. Upon the completion of this offering, we will be required to file periodic reports, proxy statements and other information with the SEC. The SEC maintains an Internet site, www.sec.gov, that contains periodic reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The registration statement, including all exhibits thereto and amendments thereof, has been filed electronically with the SEC. We also maintain our website at www.mecinc.com, which contains copies of our filings with the SEC. However, the information contained on or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and potential investors should not rely on such information in deciding to purchase our common stock in this offering.

Mayville Engineering Company, Inc. and Subsidiary

Table of Contents to Consolidated Financial Statements

As of and for the Year Ended December 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of

Mayville Engineering Company, Inc. and Subsidiary

715 South Street

Mayville, WI 53050

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Mayville Engineering Company, Inc. and Subsidiary (the “Company”) as of December 31, 2017, the related consolidated statements of comprehensive income; redeemable common shares, treasury stock, and retained earnings; and cash flows, for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

Milwaukee, WI

February 8, 2019

We have served as the Company’s auditor since 2018.

MAYVILLE ENGINEERING COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET

December 31, 2017

(in thousands, except share data)

ASSETS

Current assets
Cash and cash equivalents	$76
Accounts receivable, net of allowance for doubtful accounts of $ 308	26,392
Inventories, net	35,385
Tooling in progress	1,490
Prepaids and other current assets	830

Total current assets	64,173

Property, plant and equipment, net	90,816
Intangible assets, net	18,845
Goodwill	40,202
Other long-term assets	280

Total assets	$214,316

See accompanying notes to consolidated financial statements.

MAYVILLE ENGINEERING COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET

December 31, 2017

(in thousands, except share data)

LIABILITIES AND REDEEMABLE COMMON SHARES

Current liabilities
Accounts payable	$19,494
Current portion of long-term debt	8,027
Accrued liabilities:
Salaries, wages and payroll taxes	5,245
Accrued profit sharing and bonus	3,375
Other current liabilities	5,735

Total current liabilities	41,876

Bank revolving credit notes	30,338
Other long-term debt, less current maturities	37,231
Deferred compensation and long-term incentive, less current portion	11,634
Other long-term liabilities	350

Total liabilities	121,429

Commitments and contingencies (Note 10)

Temporary equity - Redeemable common shares
Redeemable common shares, no par value, stated at redemption value of outstanding shares, 45,000 shares authorized, 28,946 shares issued, 10,748 shares outstanding	125,042

Retained earnings	17,671
Treasury stock at cost, 18,198 shares	(49,826)

Total liabilities and redeemable common shares	$214,316

See accompanying notes to consolidated financial statements.

MAYVILLE ENGINEERING COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Year Ended December 31, 2017

(in thousands, except share and per share data)

Net sales	$313,331

Cost of sales	278,594

Amortization of intangibles	3,756
Profit sharing, bonuses and deferred compensation	5,397
Employee Stock Ownership Plan expense	4,000
Other selling, general and administrative expenses	12,158

Income from operations	9,426

Interest expense	(4,180)

Net income and comprehensive income	$5,246

Earnings per share - basic and diluted
Net income available to shareholders	$5,246
Earnings per share	$469.90
Weighted average shares outstanding	11,164

Tax-adjusted pro forma information (unaudited)
Net income available to shareholders	$-
Pro forma provision for income taxes	$-

Pro forma net income	$-

Pro forma earnings per share	$-
Weighted average shares outstanding	-

The pro forma amounts reflect income tax adjustments as if the Company was a taxable entity as of the beginning of the year using a     % effective rate.

See accompanying notes to consolidated financial statements.

MAYVILLE ENGINEERING COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF REDEEMABLE COMMON SHARES, TREASURY STOCK

AND RETAINED EARNINGS

Year Ended December 31, 2017

(in thousands, except share data)

	Redeemable Common Shares	Treasury Stock	Retained Earnings
Balance, January 1, 2017	$121,462	$(41,113)	$16,005

Net income	-	-	5,246

Change in redemption value of outstanding redeemable common shares, net	3,580	-	(3,580)

Purchase of treasury stock	-	(8,713)	-

Balance, December 31, 2017	$125,042	$(49,826)	$17,671

See accompanying notes to consolidated financial statements.

MAYVILLE ENGINEERING COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

Year Ended December 31, 2017

(in thousands)

Cash flows from operating activities
Net income	$5,246
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	16,975
Amortization	3,756
Gain on sale of property, plant and equipment	(23)
Deferred compensation and long-term incentive	1,000
Change in operating assets and liabilities:
Accounts receivable	2,570
Inventories	(2,480)
Tooling in progress	(481)
Prepaids and other current assets	(106)
Accounts payable	2,083
Accrued liabilities, excluding long-term incentive	2,261

Net cash provided by operating activities	30,801

Cash flows from investing activities
Purchase of property, plant and equipment	(11,259)
Proceeds from sale of property, plant and equipment	24

Net cash used in investing activities	(11,235)

Cash flows from financing activities
Proceeds from bank revolving credit notes	132,473
Payments on bank revolving credit notes	(133,882)
Repayments of other long-term debt	(9,099)
Deferred financing costs	(412)
Purchase of treasury stock	(8,713)

Net cash used in financing activities	(19,633)

Net decrease in cash and cash equivalents	(67)

Cash and cash equivalents, beginning of year	143

Cash and cash equivalents, end of year	$76

Supplemental disclosure of cash flow information

Cash paid for interest	$4,305

See accompanying notes to consolidated financial statements.

MAYVILLE ENGINEERING COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017

(in thousands, except share and per share data)

Note 1 - Nature of business and summary of significant accounting policies

Principal business activity

Mayville Engineering Company, Inc. (collectively with its subsidiary, Center Manufacturing Holdings, Inc., is referred to as the ‘Company’) is primarily a contract manufacturer that serves the heavy and medium duty commercial vehicle, construction, powersports, agriculture, military and other end markets. The Company provides a broad range of prototyping and tooling, production fabrication, coating, assembly and aftermarket components. Founded in 1945 and headquartered in Mayville, WI, the Company is a supplier of highly engineered components to original equipment manufacturer, which are sometimes referred to as an Original Equipment Manufacturer (OEM), customers with leading positions in their respective markets. The Company operates 16 facilities with over 2,000,000 square feet of manufacturing space located in Michigan, Mississippi, South Carolina, Virginia, and Wisconsin, and the vast majority of the Company’s sales are to OEM’s located throughout the United States.

In December 1985, the Company formed the Mayville Engineering Company, Inc. Employee Stock Ownership Plan (ESOP). The ESOP is a tax qualified retirement plan and is designed to invest primarily in the Company’s common stock which is held in a Trust. Since January 2003, the ESOP has owned 100% of the Company’s outstanding shares of common stock which have been fully allocated to active or retired eligible employees.

Basis of presentation and consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). They include the accounts of the Company and its wholly-owned subsidiary. All intercompany balances and transactions have been eliminated in consolidation.

Use of estimates

The preparation of consolidated financial statements in accordance with GAAP requires management to make certain estimates and assumptions that affect the reported amounts and disclosures. Estimates are used for, but not limited to, determining the net carrying value of trade receivables, inventories, property, plant and equipment, goodwill, intangible assets, health insurance reserves, loss contingencies and ESOP valuation. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly-liquid investments purchased with original maturities of 90 days or less to be cash and cash equivalents.

MAYVILLE ENGINEERING COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017

(in thousands, except share and per share data)

Concentration of credit risk

Financial instruments that potentially subject the Company to credit risk consist principally of bank balances above the FDIC insurability limits of $250 per official custodian. The Company has not experienced any losses on these accounts and management believes the Company is not exposed to any significant credit risk on cash.

Fair value measurements of assets and liabilities

Fair value provides information on what the Company may realize if certain assets were sold or might pay to transfer certain liabilities based upon an exit price. Financial assets and liabilities that are measured and reported at fair value are classified into a three-level hierarchy that prioritizes the inputs used in the valuation process. A financial instrument’s categorization within the valuation hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The hierarchy is based on the observability and objectivity of the pricing inputs, as follows:

•	Level 1 — Quoted prices in active markets for identical assets or liabilities.

•

Level 2 — Significant directly observable data (other than Level 1 quoted prices) or significant indirectly observable data through corroboration with observable market data. Inputs would normally be (i) quoted prices in active markets for similar assets or liabilities, (ii) quoted prices in inactive markets for identical or similar assets or liabilities or (iii) information derived from or corroborated by observable market data.

•

Level 3 — Prices or valuation techniques that require significant unobservable data inputs. These inputs would normally be the Company’s own data and judgments about assumptions that market participants would use in pricing the asset or liability.

The following table lists the Company’s financial assets and liabilities accounted for at fair value by the fair value hierarchy:

	Balance at December 31, 2017
		Fair Value Measurements at Reporting Date Using
		(Level 1)	(Level 2)	(Level 3)

Deferred compensation	$11,428	$-	$-	$11,428

Fair value measurements for the Company’s cash and cash equivalents are classified based upon Level 1 measurements because such measurements are based upon quoted market prices in active markets for identical assets.

Accounts receivable, accounts payable, long-term debt and accrued liabilities are recorded in the financial statements at cost and approximate fair value.

MAYVILLE ENGINEERING COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017

(in thousands, except share and per share data)

Deferred compensation liabilities are recorded at amounts due to participants at the time of deferral. Deferrals are deemed to have been invested in the Company stock at a price equal to the share value on the deferral date. Subsequent fair value adjustments are made to the participants’ accounts for the change in the value of the Company’s stock on an annual basis. Considered Level 3 on the fair value hierarchy, the Company computes the fair value of its stock through the utilization of an independent third party valuation specialist. The change in fair value is recorded in Deferred Compensation and Long-Term Incentive Liabilities on the balance sheet and Deferred Compensation expense on the income statement.

The Company does not have any financial assets or liabilities at the Level 2 fair value hierarchy.

The Company’s non-financial assets such as intangible assets and property, plant and equipment are measured at fair value when there is an indication of impairment and recorded at fair value only when an impairment charge is recognized.

Accounts receivable

Accounts receivable are generally uncollateralized customer obligations due under normal trade terms requiring payment within 30 to 60 days from the invoice date. Management periodically reviews past due balances and established an allowance for doubtful accounts of approximately $308 as of December 31, 2017, for probable uncollectible amounts based on its assessment of the current status of individual accounts. The estimated valuation allowance results in a charge to earnings and the accounts are written-off through a charge to the valuation allowance and a credit to accounts receivable after the Company has used all reasonable collection efforts.

Inventories

Inventories are stated at the lower of cost, determined on the first-in, first-out method (FIFO), and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Work-in-process and finished goods are valued at production cost consisting of material, labor and overhead. The Company maintains a reserve for obsolete and slow moving inventory which is based upon the aging of current inventory as well as assumptions on future demand and market conditions.

Tooling in progress

The Company has agreements with its customers to provide production tooling which will be used to produce specific parts for its customers. The costs to design, engineer, and manufacture the tooling are charged to tooling in progress as incurred and upon completion are sold to customers. The Company may also provide production tooling that is not sold to customers but is capitalized in property, plant and equipment. To the extent that estimated costs exceed expected reimbursement from the customer, the Company recognizes a loss. Tooling in progress was $1,490 as of December 31, 2017.

MAYVILLE ENGINEERING COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017

(in thousands, except share and per share data)

Property, plant and equipment

Property, plant and equipment are stated at cost. Expenditures for additions and improvements are capitalized while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are expensed as incurred. Properties sold, or otherwise disposed of, are removed from the property accounts, with gains or losses on disposal credited or charged to the results of operations. Depreciation is provided over the estimated useful lives of the respective assets, using the straight-line depreciation method for financial reporting purposes and begins when the asset is place into service. Depreciation expense included in cost of sales on the consolidated statement of comprehensive income for the year ended December 31, 2017 was $15,454.

Business combinations

The Company accounts for all business combinations in accordance with FASB ASC Topic 805, Business Combinations. In connection with a business combination, the acquiring company must allocate the cost of the acquisition to assets acquired and liabilities assumed based on fair values as of the acquisition date. Any excess or shortage of amounts assigned to assets and liabilities over or under the purchase price is recorded as a gain on bargain purchase or goodwill. Transaction costs associated with acquisitions are expensed as incurred within selling, general and administrative expenses.

Intangible assets

The following is a listing of the intangible assets, the useful lives in years (amortization period) and accumulated amortization as of December 31, 2017:

	Useful Lives in Years	Gross	Accumulated Amortization	Net
Amortizable intangible assets:
Customer relationships and contracts	9	$33,790	$18,774	$15,016
Patents	19	24	6	18

		33,814	18,780	15,034
Non-amortizable trade name		3,811	-	3,811

		$37,625	$18,780	$18,845

Non-amortizable trade name is tested at least annually for impairment. Amortization expense for the intangible assets totaled $3,756 for the year ended December 31, 2017. Based on management’s evaluation, there was no impairment loss recognized for the year ended December 31, 2017.

MAYVILLE ENGINEERING COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017

(in thousands, except share and per share data)

The Company expenses when incurred all costs necessary to maintain, renew or extend the term of intangible assets in Selling, General and Administrative expenses.

Estimated future amortization of the intangible assets is as follows:

Year ending December 31,
2018	$3,756
2019	3,756
2020	3,756
2021	3,755
2022	1
Thereafter	10

$15,034

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the Company’s net assets acquired in a business combination. In accordance with GAAP, goodwill will not be amortized, but rather will be tested at least annually for impairment. On an annual basis, the Company evaluates goodwill for impairment by comparing the goodwill carrying amount to the implied fair value of goodwill. To the extent that the carrying value of the net assets of a reporting unit is greater than the estimated fair value, the Company may be required to record impairment charges.

Impairment testing for goodwill is at the reporting unit level using a two-step test. The Company utilizes the income approach whereby the fair value of the reporting unit is based upon the present value of estimated future cash flows. The income approach is dependent on several key management assumptions, including estimates of future sales, gross margins, operating costs, interest expense, income tax rates, capital expenditures, changes in working capital requirements, and the weighted average cost of capital or the discount rate. Discount rate assumptions include an assessment of the risk inherent in the future cash flows of the reporting unit. Expected cash flows used under the income approach are developed in conjunction with the Company’s budgeting and forecasting process.

Management has determined that the fair value of goodwill exceeds its carrying value, and therefore, there was no impairment loss recognized for the year ended December 31, 2017. The $40,202 carrying value of goodwill was the same at the beginning and end of 2017. No impairment losses have been recorded in any period since the business acquisition dates.

Impairment of long-lived assets

When events or conditions warrant, the Company evaluates the recoverability of long-lived assets and considers whether these assets are impaired. The Company assesses the recoverability of these assets based on several factors, including management’s intention with respect to these assets and their projected undiscounted cash flows.

MAYVILLE ENGINEERING COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017

(in thousands, except share and per share data)

If projected undiscounted cash flows are less than the carrying amount of the respective assets, the Company adjusts the carrying amounts of such assets to their estimated fair value. To the extent that the carrying value of the net assets of a reportable unit is greater than the estimated fair value, the Company may be required to record impairment charges. No impairment losses have been recorded in any period since the business acquisition dates.

Deferred financing costs

Loan issuance costs and discounts are capitalized upon the issuance of long-term debt and amortized over the life of the related debt and are presented as a reduction of the associated long-term debt on the consolidated balance sheets. Loan issuance costs associated with revolving debt arrangements are presented as a component of other assets. Loan issuance costs incurred in connection with revolving debt arrangements are amortized using the straight-line method over the life of the credit agreement. Loan issuance costs and discounts incurred in connection with term debt are amortized using the effective interest method. Amortization of deferred loan issuance costs and discounts are included in interest expense. During 2017 the Company made amendments to existing debt which resulted in an increase of approximately $412 to deferred financing costs, net. Amortization expense associated with the deferred debt issuance costs and discounts in 2017 was approximately $249. Accumulated amortization was approximately $619 as of December 31, 2017.

Revenue recognition

The Company recognizes revenue for sales when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivables are reasonably assured, persuasive evidence of an arrangement exists and the sales price is fixed and determinable. Sales are supported by documentation such as supply agreements and purchase orders which specify certain terms and conditions including product specifications, quantities, fixed prices, delivery dates and payment terms. Revenues related to services are recognized in the period services are performed.

For many customers, the Company designs, engineers and builds production tooling, which is purchased by the customer. Revenue is recognized when the tooling is completed, the customer signs off the product through the Product Part Approval Process (“PPAP”) and the tool is placed into service. At that time, the cost to build the tooling is released from the balance sheet and included in cost of goods sold.

The Company offers certain customers discounts for early payments. These discounts are recorded against net sales in the consolidated statement of comprehensive income and accounts receivable in the consolidated balance sheet. The Company does not offer any other customer incentives, rebates or allowances.

MAYVILLE ENGINEERING COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017

(in thousands, except share and per share data)

Shipping and handling

The Company expenses shipping and handling costs as incurred. These costs are generally comprised of salaries and wages, shipping supplies and warehouse costs. These costs are included in cost of sales on the consolidated statement of comprehensive income. The Company does not charge customers nor recognize revenue for shipping and handling. The Company’s OEM customers arrange and pay the freight for delivery.

Advertising

The Company expenses the costs of advertising when incurred. Advertising expense was approximately $157 for the year ended December 31, 2017. Advertising costs are charged to selling and administrative expenses.

Income taxes

The Company and its stockholders have elected to be taxed as an S Corporation under the provisions of the Internal Revenue Code and certain state statutes. Under these provisions, substantially all taxes are passed to the stockholders and the Company does not pay federal and state corporate income taxes on its taxable income and is not allowed a deduction for losses. All the outstanding shares of common stock are held by an ESOP (Note 6), which is a non-taxable qualified retirement plan and any income allocated to the ESOP is not subject to income taxes until the income is distributed to the participants. Accordingly, the Company’s consolidated financial statements do not include a provision for federal and state income taxes or any current or deferred income tax assets or liabilities. The Company files income tax returns with the U.S. and state governments. With few exceptions, the Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2014.

Uncertain tax positions are recorded in accordance with ASC 740, Income Taxes, on the basis of a two-step process whereby (1) it is determined whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. As of December 31, 2017 there were no amounts recorded relating to uncertain tax positions.

Potential interest and penalties related to uncertain tax positions are recorded as income tax expense. There was no interest or penalties for the year ended December 31, 2017.

Earnings per share

The Company computes basic earnings per share by dividing net earnings available to common shareholders by the actual weighted average number of common shares outstanding for the reporting period. The Company does not have any potentially dilutive convertible securities. As a result, basic and diluted earnings per share for the Company are the same.

MAYVILLE ENGINEERING COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017

(in thousands, except share and per share data)

Treasury stock

Treasury stock purchases are accounted for under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock. Subsequent reissuance of shares to the ESOP are recorded as a reduction to treasury stock and as ESOP expense in the consolidated statement of comprehensive income.

Recent accounting pronouncements

In July 2015, the Financial Accounting Standards Board issued (FASB) Accounting Standards Update (ASU) 2015-11, Inventory (Topic 330), Simplifying the Measurement of Inventory. ASU 2015-11 is part of the FASB’s initiative to simplify accounting standards. The guidance requires an entity to recognize inventory within the scope of the standard at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The Company adopted ASU 2015-11 as of December 31, 2017 and has applied it on a prospective basis. The adoption of ASU 2015-11 did not have a material impact on the Company’s financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which clarifies the principles for recognizing revenue. This guidance replaces most existing revenue recognition guidance. It provides principles for recognizing revenue for the transfer of promised goods or services to customers with the consideration to which the entity expects to be entitled in exchange for those goods or services. As amended, this new revenue guidance will be effective for public companies for annual reporting periods beginning after December 15, 2017, including interim periods within those fiscal years. For as long as the Company remains an Emerging Growth Company (EGC), the new guidance is effective for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. Early adoption is permitted for annual periods beginning after December 15, 2016. The Company is evaluating the potential impact of this guidance on the consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases, creating Topic 842, which requires lessees to record the assets and liabilities arising from all leases in the statement of financial position. Under ASU 2016-02, lessees will recognize a liability for lease payments and a right-of-use asset. When measuring assets and liabilities, a lessee should include amounts related to option terms, such as the option of extending or terminating the lease or purchasing the underlying asset, that are reasonably certain to be exercised. For leases with a term of 12 months or less, lessees are permitted to make an accounting policy election to not recognize lease assets and liabilities. This guidance retains the distinction between finance leases and operating leases and the classification criteria remains similar. For financing leases, a lessee will recognize the interest on a lease liability separate from amortization of the right-of-use asset. In addition, repayments of principal will be presented within financing activities, and interest payments will be presented within operating activities in the statement of cash flows. For operating leases, a lessee will recognize a single lease cost on a straight-line basis and classify all cash payments within operating activities in the statement of cash flows.

MAYVILLE ENGINEERING COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017

(in thousands, except share and per share data)

For public companies, this guidance will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For as long as the Company remains an EGC, the new guidance is effective for annual reporting periods beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and is required to be applied using a modified retrospective approach. Early adoption is permitted. The Company is evaluating the potential impact of this guidance on the consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments, which addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice, including presentation of cash flows relating to contingent consideration payments, proceeds from the settlement of insurance claims, and debt prepayment or debt extinguishment costs, among other matters. For public companies, this guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. For as long as the Company remains an EGC, the new guidance is effective for annual reporting periods beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. If adopted in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. Adoption of this guidance is required to be applied using a retrospective transition method to each period presented, unless impracticable to do so. The Company is currently evaluating the potential impact of this guidance on the consolidated statement of cash flows.

In January 2017, the FASB issued ASU 2017-01, Clarifying the Definition of a Business, which narrows the application of when an integrated set of assets and activities is considered a business and provides a framework to assist entities in evaluating whether both an input and a substantive process are present to be considered a business. It is expected that the new guidance will reduce the number of transactions that would need to be further evaluated and accounted for as a business. For public companies, this guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within those fiscal years. For as long as the Company remains an EGC, the new guidance is effective for annual reporting periods beginning after December 15, 2018 and interim periods within annual periods beginning after December 15, 2019. Early adoption is permitted. The Company is evaluating the potential impact of adopting this guidance on the consolidated financial statements.

In January 2017, the FASB issued ASU, 2017-04, Simplifying the Test for Goodwill Impairment, which simplifies the subsequent measurement of goodwill by removing the requirement to perform a hypothetical purchase price allocation to compute the implied fair value of goodwill to measure impairment. Instead, any goodwill impairment will equal the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. Further, the guidance eliminates the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. For public companies, this guidance is effective for annual or any interim goodwill impairment test in annual reporting periods beginning after December 15, 2020.

MAYVILLE ENGINEERING COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017

(in thousands, except share and per share data)

For as long as the Company remains an EGC, the new guidance is effective for any annual or interim goodwill impairment test in annual reporting periods beginning after December 15, 2021. The adoption of this guidance will not have a material impact on the consolidated financial statements.

Note 2 – Inventories, net

Net inventories as of December 31, 2017 consisted of the following:

Finished goods and purchased parts	$26,744
Raw materials	3,276
Work-in-process	5,365

$35,385

Note 3 – Property, plant and equipment

Property, plant and equipment as of December 31, 2017 consisted of the following:

	Useful Lives (Years)

Land	Indefinite	$1,250
Land improvements	15-39	2,274
Building and building improvements	15-39	46,439
Machinery, equipment and tooling	3-7	149,647
Vehicles	5	3,339
Office furniture and fixtures	3-7	12,230
Construction in progress	N/A	2,167

Total property, plant and equipment, gross		217,346
Less accumulated depreciation		126,530

Total property, plant and equipment, net		$90,816

Note 4 – Bank revolving credit notes

The Company has a credit agreement that allows for four participating revolving credit notes with four participating banks for a total borrowing amount of up to $60,000. In March 2017, the agreement was amended to reduce the total maximum borrowing amount to $50,000, subject to a borrowing base calculation. Interest is payable monthly at the adjusted LIBOR rate plus an applicable margin based on the current funded indebtedness to adjusted EBITDA ratio. The interest rate at December 31, 2017 was 5.88%.

MAYVILLE ENGINEERING COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017

(in thousands, except share and per share data)

Additionally, the agreement has a fee on the unused portion of the available borrowing amount (up to $50,000) based on the current funded indebtedness. The fee was .15% as of December 31, 2017. The agreement expires on June 30, 2019. The agreement is secured by all of the general business assets of the Company. The Company was in compliance with all covenants of the credit agreement as of December 31, 2017. The amount borrowed on the revolving credit notes as of December 31, 2017 was $30,338.

Note 5 – Other long-term debt

Long-term debt as of December 31, 2017 consisted of the following:

	Interest Rate	2017

Term A loans	3.63%	$19,500
Real estate term loans	3.63%	21,212
Equipment draw loans	3.63%	2,422
Tri-County Regional Economic Development Corporation (Wautoma)	1.00%	4
Wisconsin Economic Development Corporation (Neillsville)*	2.00%	1,500
Smyth County, Virginia *	0.00%	700

Total principal outstanding		45,338

Less unamortized debt issuance costs		80

Less current maturities		8,027

Long-term debt, less current maturities, net		$37,231

*The government loan balances include forgiveness clauses based upon capital spending and headcount increases at the noted locations. As of December 31, 2017, no forgiveness amounts were authorized by the lending government entities.

Scheduled principal payments of debt subsequent to December 31, 2017 are as follows:

Year ending December 31,
2018	$8,027
2019	36,639
2020	426
2021	246

$45,338

MAYVILLE ENGINEERING COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017

(in thousands, except share and per share data)

Financing arrangements require the Company to maintain certain covenants and financial ratios. The credit agreements contain various financial covenants, including a fixed charge coverage ratio and funded indebtedness to EBITDA ratio. The Company was in compliance with the financial covenants contained in the credit agreements as of December 31, 2017.

Interest expense on the revolving credit notes, bank lines of credit and the term notes amounted to $3,931 for the year ended December 31, 2017. Interest expense relating to the amortization of debt issuance costs amounted to $249 for the year ended December 31, 2017.

Note 6 - Employee stock ownership plan and redeemable common shares

Under the ESOP, the Company makes annual contributions to the Trust for the benefit of eligible employees in the form of cash or treasury shares of the Company. The annual contribution is discretionary except that it must be at least 3% of the compensation for all safe harbor participants for the plan year. For the years ended December 31, 2017, the Company’s ESOP expense amounted to $4,000.

At various times following death, disability, retirement or termination of employment, an ESOP participant is entitled to receive their ESOP account balance in accordance with various distribution methods as permitted under the polices adopted by the ESOP. All distributions are paid to participants in cash.

During the year ended December 31, 2017, the ESOP used the Company’s cash contributions to acquire shares allocated to withdrawing participants and the number of shares acquired is summarized as follows:

Total shares acquired from withdrawing participants	1,211.951
Less treasury stock acquired by the Company	(830.636)

Number of shares acquired within the ESOP through distributions and diversifications	381.316
Estimated fair value per share, as of December 31, 2016	$10,490

Cash contribution for share purchase	$4,000

These shares purchased within the ESOP were redistributed each year to the current participants based on the allocation of the Company’s overall contribution.

As of December 31, 2017, the ESOP shares consisted of 10,748 in allocated shares. The Company is obligated to repurchase shares in the trust that are not distributed to ESOP participants as determined by the ESOP trustees, and thus the shares are mandatorily redeemable. Based on the mandatory redemption of these shares, they represent temporary equity on the consolidated balance sheet. The total estimated fair value of all allocated shares subject to this repurchase obligation approximated $125,042 as of December 31, 2017. The estimated fair value is based on the most recent available appraisal of the common stock which was $11,634 per share as of December 31, 2017.

MAYVILLE ENGINEERING COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017

(in thousands, except share and per share data)

Note 7 - Retirement plans

The Company established the Mayville Engineering Company, Inc. 401(k) Plan (Plan) covering substantially all employees meeting certain eligibility requirements. The Plan is a defined contribution plan and is intended for eligible employees to defer tax-free contributions to save for retirement. Employees may contribute up to 50% of their eligible compensation to the Plan, subject to the limits of Section 401(k) of the Internal Revenue Code.

The Plan also provides for employer discretionary profit sharing contributions and the Board of Directors authorized discretionary profit sharing contributions of $671 for the year ended December 31, 2017 that are funded in the subsequent year.

Note 8 - Concentration of major customers

The Company had sales to four major customers totaling approximately $199,535 during the year ended December 31, 2017, comprising approximately 63.7% of net sales. The total unsecured accounts receivable due from these major customers were approximately $13,565 at December 31, 2017, comprising approximately 53.8% of net trade accounts receivable.

As of and for the year ended December 31, 2017, the Company had the following customers that accounted for 10% or more of total net Sales and/or total net accounts receivable:

	Year Ended December 31, 2017
	Net Sales	Accounts receivable, net
Customer A	20.2%	18.5%
Customer B	19.8%	11.3%
Customer C	14.7%	14.8%

Note 9 - Operating leases

The Company leases certain facilities and equipment under various operating leases expiring at various dates through 2023. The following is a schedule by year of approximate future minimum payments required under those leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2017:

Year ending December 31,
2018	$1,396
2019	860
2020	768
2021	429
2022	37
Thereafter	24

Total minimum lease payments required	$3,514

The Company also leases equipment under month-to-month operating leases. Total rent expense for all operating leases amounted to $1,856 for the year ended December 31, 2017 and is included in cost of sales on the consolidated statement of comprehensive income.

MAYVILLE ENGINEERING COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017

(in thousands, except share and per share data)

Note 10 - Contingencies

From time to time, the Company may be involved in various claims and lawsuits, both for and against the Company, arising in the normal course of business. Although the results of litigation and claims cannot be predicted with certainty, in management’s opinion, either the likelihood of loss is remote or any reasonably possible loss associated with the resolution of such proceedings is not expected to have a material adverse impact on the consolidated financial statements.

Note 11 - Deferred compensation plan

The Mayville Engineering Deferred Compensation Plan is available for certain employees designated to be eligible to participate by the Company and approved by the Board of Directors. Eligible employees may elect to defer a portion of his or her compensation for any plan year and the deferral cannot exceed 50% of the participant’s base salary and may include the participant’s annual short-term cash incentive up to 100%. The participant’s election must be made prior to the first day of the plan year.

An Employer contribution will be made for each participant to reflect the amount of any reduced allocations to the ESOP and / or 401(k) employer contributions due solely to the participant’s deferral amounts, as applicable. In addition, a discretionary amount may be awarded to a participant by the Company.

All deferrals are deemed to have been invested in the Company stock at a price equal to the share value on the date of deferral and the value of the account will increase or decrease with the change in the value of the stock.

Individual accounts are maintained for each participant. Each participant’s account is credited with the participant’s deferred compensation, the Company’s contributions, and investment income or loss, reduced for charges, if any. The deferred compensation plan provides benefits payable upon separation of service or death. Payments are to be made 30 days after date of separation from service, either in a lump-sum payment or up to five annual installments as elected by the participant when the participant first elects to defer compensation.

The deferred compensation plan is non-funded and all future contributions are unsecured in that the employees have the status of a general unsecured creditor of the Company and the agreements constitute a promise by the Company to make benefit payments in the future. During the year ended December 31, 2017, eligible employees elected to defer compensation of $292. As of December 31, 2017, the total amount accrued for all benefit years under this plan was $11,428 which is included within deferred compensation and long-term incentive on the consolidated balance sheet. These amounts include the initial deferral of compensation as adjusted for subsequent changes in the share value of the Company stock. Total expense for the deferred compensation plan for year ended December 31, 2017 amounted to $1,133 and is included in profit sharing, bonuses and deferred compensation on the consolidated statement of comprehensive income.

MAYVILLE ENGINEERING COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017

(in thousands, except share and per share data)

Note 12 - Long-term incentive plan

The Company’s Long-Term Incentive Plan is available for any employee who has been designated by the Compensation Committee of the Board of Directors. Annually, the plan provides for long-term cash incentive awards to eligible participants based on the Company’s performance over a three-year performance period. The long-term incentive plan is non-funded and each participant in the plan is considered a general unsecured creditor of the Company and each agreement constitutes a promise by the Company to make benefit payments if the future conditions are met, or if the discretion is exercised in favor of a benefit payment.

The qualifying conditions for each award granted prior to December 31, 2015 under the plan include a minimum increase in the aggregate fair value of the Company of 24% during the three-year performance period and the eligible participants must be employed by the Company on the date of the cash payment or have retired after attaining age 65, died or become disabled during the period from the beginning of the performance period to the date of payment. As of January 1, 2016, all new awards granted under the plan include a minimum increase in the aggregate fair value of the Company of 12% during the three-year performance period. If the qualifying conditions are not attained, discretionary payments may be made, up to a maximum amount specified in each award agreement. Discretionary payments are determined by the Compensation Committee of the Board of Directors (for payment to the Chief Executive Officer of the Company) and by the CEO (for payments to other participants in the plan).

If a participant is not employed throughout the performance period due to retirement, death or disability, their maximum benefit will be prorated based on the number of days employed by the Company during the performance periods.

Based on the requirements of this plan, no awards were paid during the year ended December 31, 2017. As of December 31, 2017, the total amount accrued for all grant years under this plan was $134 which is included within deferred compensation and long-term incentive on the consolidated balance sheet. Total expense for the long-term incentive plan for year ended December 31, 2017 amounted to $134 and is included in profit sharing, bonuses and deferred compensation on the consolidated statement of comprehensive income.

Note 13 - Self-Funded Insurance

The Company is self-funded for the medical benefits provided to its employees and their dependents. Healthcare costs are expensed as incurred and are based upon actual claims paid, reinsurance premiums, administration fees, and estimated unpaid claims. The Company purchases reinsurance to limit the annual risk per participant to $200 and to limit the annual aggregate risk related to this contract which was approximately $16,176 for the year ended December 31, 2017. An estimated accrued liability of approximately $1,652 was recorded as of December 31, 2017, for estimated unpaid claims and is included within other current liabilities on the consolidated balance sheet.

MAYVILLE ENGINEERING COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017

(in thousands, except share and per share data)

Note 14 – Segments and entity wide information

The Company applies the provisions of ASC Topic 280, Segment Reporting. ASC 280, which is based on a management approach to segment reporting, establishes requirements to report selected segment information quarterly and to report annually entity-wide disclosures about products, major customers and the geographies in which the entity holds material assets and reports revenue. An operating segment is defined as a component that engages in business activities whose operating results are reviewed by the chief operating decision maker (‘‘CODM’’) and for which discrete financial information is available. Based on the provisions of ASC 280, the Company has determined that it has one operating segment.

The Company does not earn revenues or have long-lived assets located in foreign countries. In accordance with the enterprise-wide disclosure requirements of ASC 280, the Company’s net sales from external customers by main product lines are as follows:

Outdoor sports	$7,896
Fabrication	129,387
Performance structures	87,742
Tube	65,440
Tanks	27,359

Total, gross	317,824
Intercompany sale eliminations	(4,493)

Total, net sales	$313,331

Note 15 – Valuation and qualifying accounts

Description	Balance at beginning of period	Additions	Deductions	Balance at end of period
Year ended December 31, 2017
Allowance for doubtful accounts	$308	$-	$-	$308

Note 16 – Subsequent events

The Company has evaluated events and transactions for potential recognition or disclosure in the consolidated financial statements through February 8, 2019, the date on which the consolidated financial statements were available to be issued.

On December 14, 2018, the Company acquired 100% of the equity interests of Defiance Metal Products Co., Inc. (“DMP”) for cash paid at closing of $115,243, net of cash acquired and subject to a working capital adjustment. An additional contingent consideration price of $10,000 could be paid in December 2019 based upon whether certain financial goals are met.

MAYVILLE ENGINEERING COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017

(in thousands, except share and per share data)

As of the transaction date, the contingent consideration was recorded in the balance sheet as other current liabilities. Based in Defiance, Ohio, DMP is a full-service fabricator and contract manufacturer of metal products in Ohio, Arkansas and Pennsylvania. The acquisition provides the Company greater customer and industry diversification, providing more products and processes through an expanded geographic footprint.

The initial accounting for this acquisition was incomplete at the time these financial statements were available for issuance. The Company expects to finalize the accounting for the acquisition as soon as practicable, but no later than one year from the acquisition closing date.

In December 2018, in conjunction with the acquisition of DMP, the Company refinanced all of its outstanding debt arrangements which were replaced with a new revolving credit note, term A loan, real estate term loan, and a swingline loan. The revolving credit note allows for maximum borrowings up to $90,000, bears interest at the daily LIBOR rate plus an applicable margin based on current financial ratios and matures on December 14, 2023. The term A loan in the amount of $69,000, is payable in quarterly installments and bears interest at the daily LIBOR rate plus an applicable margin based on current financial ratios and matures on December 14, 2023. The real estate term loan in the amount of $26,000, is payable in quarterly installments and bears interest at the daily LIBOR rate plus an applicable margin based on current financial ratios and matures on December 14, 2023. The swingline loan allows for maximum borrowings up to $15,000, bears interest at the daily LIBOR rate plus an applicable margin based on current financial ratios and matures on December 14, 2023.

In conjunction with the December 2018 refinancing, the Company obtained an additional $25,000 term note with the same bank. The term note is subordinate to the financing package noted above. The term note bears interest at LIBOR plus 9% and is due upon maturity on June 14, 2024.

Defiance Metal Products Co. and Subsidiaries

Table of Contents to Consolidated Financial Statements

As of and for the Years Ended September 30, 2018 and 2017

INDEPENDENT AUDITORS’ REPORT

Board of Directors

Defiance Metal Products Co., Inc. and Subsidiaries

Defiance, Ohio

We have audited the accompanying consolidated financial statements of Defiance Metal Products Co., Inc. and Subsidiaries, which comprise the consolidated balance sheets as of September 30, 2018 and 2017, and the related consolidated statements of operations, stockholder’s equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Defiance Metal Products Co., Inc. and Subsidiaries as of September 30, 2018 and 2017, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Pittsburgh, Pennsylvania

November 21, 2018

DEFIANCE METAL PRODUCTS CO., INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of September 30, 2018 and 2017

ASSETS
	2018	2017
CURRENT ASSETS
Cash and cash equivalents	$1,298,795	$1,408,103
Accounts receivable, trade - Net	28,723,058	20,045,984
Accounts receivable, other	904,579	444,609
Inventory - Net	11,274,024	7,807,540
Prepaid expenses and other current assets	274,740	318,516

Total Current Assets	42,475,196	30,024,752

PROPERTY AND EQUIPMENT - NET	15,309,691	14,570,252

GOODWILL	18,516,897	18,516,897

INTANGIBLE ASSETS - NET	17,422,080	19,163,881

OTHER ASSETS	104,542	41,419

TOTAL ASSETS	$93,828,406	$82,317,201

LIABILITIES AND STOCKHOLDER’S EQUITY

CURRENT LIABILITIES
Bank overdraft	$2,522,299	$2,099,360
Trade accounts payable	24,210,841	16,283,173
Line of credit	15,672,613	11,834,322
Current portion of long-term debt	22,458,262	1,900,000
Accrued expenses and other current liabilities:
Accrued compensation	10,763,874	2,772,776
Accrued health insurance	312,268	237,336
Payroll taxes and deductions	61,774	596,791
Other accrued liabilities	1,233,957	1,346,798

Total Current Liabilities	77,235,888	37,070,556

LONG-TERM DEBT - NET	2,646,156	26,797,121

OTHER LONG-TERM LIABILITIES
Deferred tax liability	2,025,926	5,824,507
Other long-term liabilities	62,326	165,974

Total Other Long-Term Liabilities	2,088,252	5,990,481

Total Liabilities	81,970,296	69,858,158

STOCKHOLDER’S EQUITY	11,858,110	12,459,043

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$93,828,406	$82,317,201

See accompanying notes to consolidated financial statements.

DEFIANCE METAL PRODUCTS CO., INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended September 30, 2018 and 2017

	2018	2017

NET SALES
Product	$159,513,820	$131,099,353
Tooling	3,793,235	2,788,292

Total Net Sales	163,307,055	133,887,645

COST OF SALES	143,858,523	116,103,599

Gross Profit	19,448,532	17,784,046

GENERAL AND ADMINISTRATIVE EXPENSES (SEE NOTE 9)	19,644,767	12,373,587

Operating Income (Loss)	(196,235)	5,410,459

NON-OPERATING EXPENSE
Interest expense	(2,972,116)	(3,659,653)
Other expense	(152,172)	(41,788)

Total Non-operating Expense	(3,124,288)	(3,701,441)

Income (Loss) Before Income Tax Expense (Benefit)	(3,320,523)	1,709,018

INCOME TAX EXPENSE (BENEFIT)	(2,719,590)	286,146

NET INCOME (LOSS)	$(600,933)	$1,422,872

See accompanying notes to consolidated financial statements.

DEFIANCE METAL PRODUCTS CO., INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

For the Years Ended September 30, 2018 and 2017

	Common Stock	Retained Deficit	Total

BALANCES, September 30, 2016	$21,476,242	$(10,440,071)	$11,036,171

Net income	-	1,422,872	1,422,872

BALANCES, September 30, 2017	21,476,242	(9,017,199)	12,459,043

Net loss	-	(600,933)	(600,933)

BALANCES, September 30, 2018	$21,476,242	$(9,618,132)	$11,858,110

See accompanying notes to consolidated financial statements.

DEFIANCE METAL PRODUCTS CO., INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended September 30, 2018 and 2017

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(600,933)	$1,422,872
Adjustments to reconcile net (loss) income to net cash flows provided by operating activities:
Depreciation and amortization	4,738,592	4,758,031
Loss (gain) on disposal of property and equipment	75,015	(725)
Provision for doubtful accounts, net of recoveries	370,000	39,454
Provision for LIFO reserve, net of recoveries	(562,257)	(255,260)
Amortization of deferred financing costs	303,526	479,310
Paid-in-kind interest	-	410,250
Deferred tax benefit	(3,798,581)	(1,029,768)
Changes in operating assets and liabilities which provided (used) cash:
Accounts receivable	(9,507,044)	(5,669,492)
Inventory	(2,904,227)	(1,193,489)
Prepaid expenses and other assets	(19,347)	623,582
Accounts payable	7,927,668	3,552,995
Accrued expenses and other liabilities	7,314,526	1,991,680

Net Cash Provided by Operating Activities	3,336,938	5,129,440

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(3,910,475)	(1,236,761)
Proceeds from disposition of property and equipment	99,230	35,241

Net Cash Used in Investing Activities	(3,811,245)	(1,201,520)

CASH FLOWS FROM FINANCING ACTIVITIES
Net change in bank overdraft	422,939	1,873,263
Proceeds from long-term debt	-	7,711,773
Payments on long-term debt	(3,896,231)	(12,494,236)
Payment of deferred financing costs	-	(221,533)
Proceeds from line of credit	167,190,224	133,110,083
Payments on line of credit	(163,351,933)	(134,026,471)

Net Cash Provided by (Used in) Financing Activities	364,999	(4,047,121)

Net Change in Cash and Cash Equivalents	(109,308)	(119,201)

CASH AND CASH EQUIVALENTS - Beginning of Year	1,408,103	1,527,304

CASH AND CASH EQUIVALENTS - END OF YEAR	$1,298,795	$1,408,103

Supplemental cash flow disclosures
Cash paid for interest	$2,953,656	$4,029,316
Cash paid for income taxes	685,075	1,403,000

See accompanying notes to consolidated financial statements.

DEFIANCE METAL PRODUCTS CO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Years Ended September 30, 2018 and 2017

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

Defiance Metal Products Co., Inc. and Subsidiaries (the “Company”) manufactures stamped and fabricated metal products in various markets including the trucking industry in the United States.

Effective September 21, 2006, DMP Acquisition LLC purchased all of the outstanding shares of Defiance Metal Products Co. and certain assets from Kinsbury Kourt LTD. and Zachrich Family Acquisition Partnership. DMP Acquisition LLC then contributed the assets acquired to Defiance Metal Products Co., Inc.

Liquidity

The Company had a working capital deficit of approximately $34.8 million at September 30, 2018. Working capital is defined as current assets less current liabilities. Management believes the Company will be able to refinance its current obligations on a long-term basis necessary to fund the Company’s operations and debt service requirements through November 2019.

Principles of Consolidation

The consolidated financial statements include the accounts of Defiance Metal Products Co., Inc. and both of its wholly owned subsidiaries: Defiance Metal Products of Arkansas, Inc. and Defiance Metal Products of Pennsylvania, Inc. All material intercompany accounts and transactions have been eliminated in consolidation.

Trade Accounts Receivable

Accounts receivable are stated at net invoice amounts. An allowance for doubtful accounts is established based on a specific assessment of all invoices that remain unpaid following normal customer payment periods. In addition, a general valuation allowance is established for other accounts receivable based on historical loss experience. All amounts deemed to be uncollectible are charged against the allowance for doubtful accounts in the period that determination is made. The allowance for doubtful accounts on accounts receivable balances was $155,208 and $198,440 as of September 30, 2018 and 2017, respectively.

Inventory

Substantially all inventory is valued at the lower of cost or net realizable value, using the last in, first out (“LIFO”) method. If the first in, first out (“FIFO”) method of inventory valuation had been used, such inventory would have been higher by approximately $1,508,000 and $946,000 at September 30, 2018 and 2017, respectively. The Company periodically evaluates inventory for obsolescence, excess quantities, slow moving goods, and other impairments of value and establishes allowances for any identified impairments. Inventory is shown net of a reserve for excess and obsolescence of $346,160 and $220,169 at September 30, 2018 and 2017, respectively. Charges for freight costs are included in cost of sales.

Property and Equipment

Property and equipment are recorded at cost. Both straight line and accelerated methods are used for computing depreciation and amortization. Assets are depreciated over their estimated useful lives. Costs of maintenance and repairs are charged to expense when incurred.

F-33

DEFIANCE METAL PRODUCTS CO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Years Ended September 30, 2018 and 2017

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Intangible Assets and Other Long-Lived Assets

Acquired intangible assets subject to amortization are stated at cost and are amortized using accelerated and cash flow methods over the estimated useful lives of the assets. The Company reviews amortizable intangible assets and other long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. Indicators the Company considers include adverse changes in the business climate that could affect the value of long-lived assets, downward revisions in revenue outlook, decreases or slower than expected growth in sales of products, and relative weakness in customer channels.

A long-lived asset or asset group that is held for use is required to be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. All assets or asset groups that do not have separately identifiable cash flows are combined into one asset group.

The Company evaluates the recoverability of the asset group using an undiscounted cash flow approach. Estimates of future cash flows incorporate the Company’s forecasts and expectations of future use of long-lived assets, and these factors are impacted by market conditions. The Company determines the remaining useful life of an asset group based on the remaining useful life of the primary asset of the group, where the primary asset is defined as the asset with the greatest cash flow generating ability.

If the undiscounted cash flows, including residual value, exceed the carrying value of the asset group, the Company concludes no impairment of long-lived assets exists. If the carrying value of the asset group exceeds the undiscounted cash flows, including residual value, then the Company measures the impairment charge for the excess of the carrying value over the fair value of the asset group using the income approach as described below for goodwill.

Goodwill

The recorded amounts of goodwill from prior business combinations are based on management’s best estimates of the fair values of assets acquired and liabilities assumed at the date of acquisition. Goodwill is not amortized, but rather is assessed at least on an annual basis for impairment. Refer to Note 4.

Fair Value of Financial Instruments

Financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, an interest rate swap, and long-term debt. The carrying amount of all significant financial instruments approximates fair value due to either the short maturity or the existence of variable interest rates that approximate prevailing market rates with the exception of the $10,912,000 subordinated debt whose fair value is approximately $14,785,000 calculated assuming a 6.00 percent interest rate. The fair value of the interest rate swap generally reflects the estimated amount the Company would receive or pay to terminate the contract at the reporting date. Cash and cash equivalents, accounts receivable and accounts payable are classified as Level 1 fair value inputs as further described in Note 7. Long-term debt is classified as a Level 2 fair value input. Refer to Note 7 for further discussion regarding the fair value of the interest rate swap.

F-34

DEFIANCE METAL PRODUCTS CO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Years Ended September 30, 2018 and 2017

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Deposits Held in Financial Institutions

From time to time, the Company may have deposits on hand in financial institutions that exceed the insurance provided by the guarantee agency.

Revenue Recognition

Revenue is recognized by the Company upon shipment to customers when the customer takes ownership and assumes the risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists, and the sale price is fixed and determinable. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded. In instances where products are configured to customer requirements, revenue is recorded upon the successful completion of the Company’s final test procedures and the customer’s acceptance.

Credit Risk, Major Customers, and Suppliers

Sales are predominately to companies in the commercial vehicle industry. The Company extends trade credit to its customers on terms that are generally practiced in the industry. Four major customers accounted for approximately 76 percent of accounts receivable and three major customers accounted for approximately 67 percent of accounts receivable as of September 30, 2018 and 2017, respectively. Three major customers accounted for approximately 72 and 73 percent of sales for the years ended September 30, 2018 and 2017, respectively.

Income Taxes

A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the year. Deferred tax liabilities or assets are recognized for the estimated future tax effects of temporary differences between financial reporting and tax accounting. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

F-35

DEFIANCE METAL PRODUCTS CO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Years Ended September 30, 2018 and 2017

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers (Topic 606), which will supersede the current revenue recognition requirements in Topic 605, Revenue Recognition. ASU 2014-09 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The new guidance will be effective for the Company’s year ending September 30, 2020. ASU 2014-09 permits application of the new revenue recognition guidance to be applied using one of two retrospective application methods. The Company has not yet determined which application method it will use or the potential effects of the new standard on its consolidated financial statements.

In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory (“ASU 2015-11”). ASU 2015-11 requires that an entity measure inventory at the lower of cost and net realizable value. This ASU does not apply to inventory measured using last-in, first-out. ASU 2015-11 was effective for annual reporting periods beginning after December 15, 2016 and was therefore implemented by management during the Company’s year ended September 30, 2018. The new standard did not have a significant impact on its consolidated financial position, results of operations, or cash flows.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”), which requires entities to present deferred tax assets and deferred tax liabilities as noncurrent in a classified balance sheet. The ASU simplifies the current guidance in Accounting Standards Codification Topic 740, Income Taxes, which requires entities to separately present deferred tax assets and liabilities as current and noncurrent in a classified balance sheet. ASU 2015-17 is effective for fiscal years beginning after December 15, 2017, and was early adopted by the Company during the year ended September 30, 2018. The Company has elected to retrospectively apply the adoption of this guidance, which has resulted in a reclassification within the consolidated balance sheet of deferred tax amounts at September 30, 2017. This reclassification has resulted in a decrease to deferred tax assets and an increase to deferred tax liability of approximately $842,000 as compared to amounts previously reported.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). Under this guidance, an entity is required to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. This guidance offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. This guidance is effective for annual reporting periods beginning after December 15, 2019, including interim periods within that reporting period, and requires a modified retrospective adoption, with early adoption permitted. The Company is currently evaluating the impact of ASU 2016-02 on its consolidated financial statements upon the adoption of this guidance.

F-36

DEFIANCE METAL PRODUCTS CO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Years Ended September 30, 2018 and 2017

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Recently Issued Accounting Pronouncements (cont.)

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350). Under this guidance, an entity is required to eliminate step 2 from the goodwill impairment test. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. In addition, income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit should be considered when measuring the goodwill impairment loss, if applicable. This guidance is effective for annual reporting periods beginning after December 15, 2021, including interim periods within that reporting period, and requires a modified retrospective adoption, with early adoption permitted. The Company is currently evaluating the impact of ASU 2017-04 on its consolidated financial statements upon the adoption of this guidance.

Subsequent Events

The consolidated financial statements and related disclosures include evaluation of events up through and including November 21, 2018, which is the date the consolidated financial statements were available to be issued.

NOTE 2 - Inventory

Inventory consists of the following at September 30:

	2018	2017
Raw materials	$4,145,416	$2,862,241
Work in process	4,230,612	2,663,006
Finished goods	4,406,319	3,228,359

Subtotal	12,782,347	8,753,606

LIFO reserve	(1,508,323)	(946,066)

Net Inventory	$11,274,024	$7,807,540

F-37

DEFIANCE METAL PRODUCTS CO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Years Ended September 30, 2018 and 2017

NOTE 3 - Property and Equipment

Property and equipment are summarized as follows at September 30:

	Depreciable Lives	2018	2017

Land		$1,018,468	$1,018,468
Land improvements	10-15	25,330	25,330
Buildings	4-40	9,463,086	9,456,987
Machinery and equipment	3-12	36,070,045	33,759,266
Production tools and dies	3-5	664,390	664,390
Transportation equipment	5	178,130	178,130
Furniture and fixtures	4-12	139,297	139,297
Computer equipment and software	3-10	4,794,955	4,794,955
Leasehold improvements	5-20	309,666	309,666
Construction in progress		1,285,984	106,246

Total Cost		53,949,351	50,452,735

Accumulated depreciation		38,639,660	35,882,483

Net Property and Equipment		$15,309,691	$14,570,252

Depreciation expense was $2,996,791 and $3,016,230 for the years ended September 30, 2018 and 2017, respectively.

F-38

DEFIANCE METAL PRODUCTS CO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Years Ended September 30, 2018 and 2017

NOTE 4 - Acquired Intangible Assets and Goodwill

Amortizable intangible assets relate to an acquisition in 2010 and the acquisition of the Company in 2006. Intangible assets of the Company are summarized as follows for the years ended September 30:

	2018
	Gross Carrying Amount	Accumulated Amortization	Net
Amortized intangible assets:
Top three customer relationships	$27,245,864	$11,002,579	$16,243,285
2010 acquisition customer relationships	8,940,000	7,761,205	1,178,795
Remaining customer relationships	3,560,780	3,560,780	-

Total	$39,746,644	$22,324,564	$17,422,080

	2017
	Gross Carrying Amount	Accumulated Amortization	Net
Amortized intangible assets:
Top three customer relationships	$27,245,864	$10,159,961	$17,085,903
2010 acquisition customer relationships	8,940,000	6,862,022	2,077,978
Remaining customer relationships	3,560,780	3,560,780	-

Total	$39,746,644	$20,582,763	$19,163,881

Amortization expense for intangible assets totaled $1,741,801 for the years ended September 30, 2018 and 2017. The estimated useful lives for the intangibles are 35 years, 10 years, and 7 years for the top three, 2010 acquisition, and remaining customer relationships, respectively.

Estimated amortization expense for the years ending September 30 are as follows:

2019	$1,763,290
2020	1,052,312
2021	805,249
2022	793,170
2023	781,273
2024 and thereafter	12,226,786

Total	$17,422,080

F-39

DEFIANCE METAL PRODUCTS CO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Years Ended September 30, 2018 and 2017

NOTE 4 - Acquired Intangible Assets and Goodwill (cont.)

Goodwill is tested for impairment by the Company annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test shall consist of a comparison of the fair value of goodwill with the carrying amount of the reporting unit to which it is assigned. If the carrying amount of goodwill exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess. The Company has determined it has one reporting unit and determined the fair value of its one reporting unit through a combination of the market and income approach. No impairment loss was computed based on the annual goodwill impairment test performed as of September 30, 2018 and 2017.

NOTE 5 - Accrued Liabilities

The following is a detail of other accrued liabilities at September 30:

	2018	2017
Interest	$337,161	$318,701
Utilities	275,506	213,727
Management incentive program	246,237	414,447
Income taxes	209,034	56,212
Other	166,019	343,711

Total Other Accrued Liabilities	$1,233,957	$1,346,798

NOTE 6 - Line of Credit

In May 2016, the Company refinanced its debt and entered into a three year revolving credit facility in the maximum principal amount of $30,000,000 expiring in March 2019. Borrowings are limited to formulas based on eligible accounts receivable and FIFO inventories. Interest is payable monthly at 3.5 to 4.25 percent above LIBOR or 1.5 to 2.5 percent above prime (subject to adjustment based on the senior credit leverage performance). The effective rate at September 30, 2018 and 2017 was 5.77 and 6.75, respectively. The line of credit is collateralized by substantially all assets of the Company. Under the agreement with the bank, the Company is subject to certain financial loan covenants, including a minimum fixed charge ratio, which is also discussed in Note 7. At September 30, 2018 the Company was in compliance with the financial loan covenants.

F-40

DEFIANCE METAL PRODUCTS CO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Years Ended September 30, 2018 and 2017

NOTE 7 - Long-Term Debt

Long-term debt at September 30 is as follows:

	2018	2017
Term loan with various financial institutions, due March 31, 2019 with monthly payments of $158,333, plus interest at 4.25 percent above LIBOR (subject to adjustment based on the senior credit leverage performance, effective rate of 6.13 percent and 5.49 percent at September 30, 2018 and 2017, respectively), collateralized by substantially all assets of the Company.	$14,466,667	$16,525,001

Subordinated term loan with a financial institution due June 30, 2019. Monthly interest only payments at 10 percent above LIBOR plus 0.25 percent or 2 percent above prime (effective rate of 12.63 percent and 11.74 percent at September 30, 2018 and 2017, respectively), collateralized by substantially all assets of the Company. On June 30, 2017, a prepayment of $10,000,000 was made by the Company against the outstanding principal balance of the subordinated term loan. No prepayment penalties were incurred in connection with this prepayment; however, unamortized deferred financing costs associated with the prepaid subordinated term loan balance in the amount of approximately $148,000 were written-off as a result of the prepayment in 2017. The write-off of these deferred financing costs are included within ‘General and Administrative’ expenses within the Company’s consolidated statements of operations.

	7,991,595	9,658,066

Subordinated term loan with a related party payable 42 months (November 2019) following the date of issuance and carrying an interest rate of 13 percent (or a paid-in-kind interest rate of 16.5 percent in the event the deferred portion of interest on the subordinated term loan above remains unpaid or if the Company is not in compliance with any financial covenant related to the line of credit or term loans described above).	2,646,156	2,514,054

Total	25,104,418	28,697,121

Less: Current portion	(22,458,262)	(1,900,000)

Long-term Debt - Net of Current Portion	$2,646,156	$26,797,121

F-41

DEFIANCE METAL PRODUCTS CO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Years Ended September 30, 2018 and 2017

NOTE 7 - Long- Term Debt (cont.)

Certain long-term debt above have corresponding deferred financing costs that are presented as a direct deduction from the carrying amount of the debt. These costs are amortized over the term of the debt. Amortization expense related to deferred financing costs, including the aforementioned write-off of certain deferred financing costs during 2017, was $303,526 and $479,310 for the years ended September 30, 2018 and 2017, respectively. The remaining balance of these costs at September 30, 2018 of $274,354 will be charged to expense through 2019.

The balance of the above debt matures as follows:

2019	$22,628,772
2020	2,750,000

Total	25,378,772

Less: Unamortized deferred financing costs	274,354

Total	$25,104,418

Under the agreements with the financial institutions, the Company is subject to various financial loan covenants, including a minimum fixed charge ratio. At September 30, 2018 the Company was in compliance with the financial loan covenants.

The Company held one interest rate swap agreement maturing in 2019. The agreement effectively fixes the Company’s borrowing rate at approximately 5 percent. The Company entered into the agreement in order to convert the variable rate of the term loans to a fixed rate. The Company has not designated the interest rate swap agreement as a hedging instrument under the accounting standard for derivatives and hedging. The notional value of the swap at September 30, 2018 and 2017 was $9,000,000. The fair value of the interest rate swap on September 30, 2018 and 2017 was approximately $69,000 (asset) and $65,000 (liability), respectively. This interest rate swap is recognized in the accompanying consolidated balance sheets at fair value. Changes in the fair value of the interest rate swap are recognized in other expense and were not significant in 2018 and 2017.

Accounting standards require certain assets and liabilities be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the valuation techniques and inputs used to measure fair value.

Fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability. These Level 3 fair value measurements are based primarily on management’s own estimate using pricing models, discounted cash flow methodologies, or similar techniques taking into account the characteristics of the asset or liability.

F-42

DEFIANCE METAL PRODUCTS CO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Years Ended September 30, 2018 and 2017

NOTE 7 - Long- Term Debt (cont.)

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.

The Company measures the interest rate swap at fair value on a recurring basis. The fair value of the interest rate swap is based primarily on Level 2 inputs as described above.

NOTE 8 - Common Stock

Common stock consists of 5,000 authorized shares of no par value common stock. As of September 30, 2018 and 2017, there were 3,199 shares issued and outstanding.

NOTE 9 - Ownership Incentive Plan

The Company has an ownership incentive plan (the “Plan”) which provides incentive compensation to certain key employees of the Company. Under the terms of the Plan, the Company may issue up to 420,000 Class B units of ownership in the Company’s parent, DMP Acquisition LLC. As of September 30, 2018 and 2017, 408,000 Class B units were outstanding under the Plan. The Class B units generally become vested 20 percent upon grant and 20 percent per year thereafter over a period of 4 years; however, upon a change of control event as defined by the Plan, the Class B units become fully vested. During 2018 and 2017, 4,250 and 10,000 Class B units, respectively, became vested for a total of 385,000 vested Class B units as of September 30, 2018. Unvested Class B units become forfeited upon termination of employment. The Class B units are generally not transferable and may require cash settlement. As such, the Class B units are reported as a liability in the accompanying consolidated balance sheets.

At September 30, 2018 and 2017, the fair value of these outstanding units was approximately $9,041,000 and $1,203,000, respectively, principally based upon an estimated enterprise valuation of the Company as of September 30, 2018 and 2017 utilizing a combination of a market and income approach. Techniques used to value the liability included inputs that are observable and are based on estimates and assumptions utilizing the best information available under the circumstance; including consideration of multiple valuation methodologies, most notably the present value of discounted cash flows using an assumed growth rate and cost of capital based upon, among other things, market multiples and management’s projections of future growth.

Compensation expense was approximately $7,838,000 ($5,937,000 net of tax) and $1,079,000 ($665,000 net of tax) for the years ended September 30, 2018 and 2017, respectively, based upon the stated vesting period. The fair value of the units will be adjusted annually and recognized ratably as compensation expense through January 2020. Future compensation expense associated with unvested units is approximately $403,000 as of September 30, 2018.

F-43

DEFIANCE METAL PRODUCTS CO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Years Ended September 30, 2018 and 2017

NOTE 10 - Operating Leases

The Company is obligated under operating leases primarily for buildings, vehicles, and equipment, expiring at various dates through 2020. The leases require the Company to pay taxes, insurance, utilities, and maintenance costs. Total rent expense under these leases was $2,132,907 and $2,568,92 for the years ended September 30, 2018 and 2017, respectively.

Future minimum annual commitments under these operating leases are as follows:

2019	$1,849,321
2020	1,050,199
2021	278,722

Total	$3,178,242

NOTE 11 - Retirement Plans

The Company sponsors a 401(k) plan for substantially all employees. The Company matches 50 percent of employee contributions up to 5 percent of compensation. The Company may contribute additional amounts to the plan. Contributions to the plan totaled $722,537 and $359,590 for the years ended September 30, 2018 and 2017, respectively.

NOTE 12 - Self-insurance

The Company has a self-insured medical plan covering all of its eligible employees. The Company’s individual excess risk benefit level per employee for the year ended September 30, 2018 was $225,000. Losses in excess of these limitations are covered by reinsurance. Amounts expensed by the Company under the plan were $5,387,075 and $5,115,165 for the years ended September 30, 2018 and 2017, respectively. The Company has recorded an accrual of $312,268 and $237,336 at September 30, 2018 and 2017, respectively, for estimated claims incurred but not reported.

NOTE 13 - Income Taxes

The components of the income tax provision included in the consolidated statements of operations for the years ended September 30 are all attributable to continuing operations and are detailed as follows:

	2018	2017

Current income tax expense (benefit)	$1,078,991	$1,315,914
Deferred income tax benefit	(3,798,581)	(1,029,768)

Total Income Tax Expense (Benefit)	$(2,719,590)	$286,146

F-44

DEFIANCE METAL PRODUCTS CO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Years Ended September 30, 2018 and 2017

NOTE 13 - Income Taxes (cont.)

A reconciliation of the provision for income taxes to income taxes computed by applying the statutory United States federal rate to income before taxes for the years ended September 30 are as follows:

	2018	2017
Income tax expense (benefit), computed at applicable tax rate	$(809,054)	$577,087
Impact of state income taxes	233,790	284,113
Effect of permanent differences	(86,958)	(211,191)
Effect of R&D credit and Sec. 199 deduction	(73,045)	(95,090)
Increase in valuation allowance	(504,728)	(31,354)
Effect of change in tax rate due to Tax Cuts and Jobs Act	(1,392,838)	-
Adjustments of prior year rate differential estimates and other	(86,757)	(237,419)

Total Income Tax Expense (Benefit)	$(2,719,590)	$286,146

The details of the net deferred tax liability at September 30 are as follows:
	2018	2017
Total deferred tax liabilities	$(4,978,444)	$(7,182,858)
Total deferred tax assets	4,082,730	2,993,291
Less valuation allowance	(1,130,212)	(1,634,940)

Net Deferred Tax Liability	$(2,025,926)	$(5,824,507)

Deferred tax liabilities result principally from accelerated methods of depreciation and amortization. Deferred tax assets result from recognition of expenses for financial reporting purposes that are not deductible for tax purposes until paid, capital loss carryforwards of approximately $3,529,000 available to reduce future capital gains expiring in 2019, and certain state net operating losses of approximately $5,986,000 which will continue to expire in 2019. Due to uncertainty as to the realization of the capital loss carryforwards and certain state net operating loss carryforwards, a valuation allowance has been recorded against the related deferred tax asset. During 2018, the valuation allowance was decreased by approximately $505,000 due to certain state net operating loss carryforwards which expired during 2018, as well as the change in tax rate resulting from the Tax Cuts and Jobs Act enacted during 2018. As of September 30, 2018 and 2017, the Company had no unrecognized tax benefits.

The Tax Cuts and Jobs Act impacts the federal tax rates used in calculating deferred taxes. The corporate tax rate is reduced from 35 percent to a flat 21 percent for tax years beginning after December 31, 2017. Accordingly, the temporary differences recorded as deferred tax assets and liabilities as of December 31, 2017 were calculated using the reduced corporate rate of 21 percent.

There were no penalties or interest recognized or accrued at year end. The Company files income tax returns in the U.S. federal and various state jurisdictions.

F-45

DEFIANCE METAL PRODUCTS CO., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Years Ended September 30, 2018 and 2017

NOTE 14 - Related Party Transactions

The representative of the majority of the stockholders of DMP Acquisition LLC provides management support services. The fees associated with the management support services for the years ended September 30, 2018 and 2017 were approximately $350,000 and $248,000, respectively.

NOTE 15 - Commitments and Contingencies

The Company is subject to various litigation, claims, and proceedings which have been or may be instituted or asserted from time to time in the ordinary course of business. Management does not believe that the outcome of any pending or threatened matters will have a material adverse effect, individually or in the aggregate, on the financial position, results of operations or cash flows of the Company.

F-46

Mayville Engineering Company, Inc.

Table of Contents to Unaudited Pro Forma Condensed Consolidated Financial Statements

As of and for the Year Ended December 31, 2018

Unaudited Pro Forma Condensed Consolidated Financial Statements
Unaudited Pro Forma Condensed Consolidated Balance Sheet	F-
Unaudited Pro Forma Condensed Consolidated Statement of Income	F-
Notes to Pro Forma Condensed Consolidated Financial Statements	F-

Common Stock

        Shares

Mayville Engineering Company, Inc.

PROSPECTUS

Baird

Through and including                , 2019 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

            , 2019

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions in connection with this offering. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

SEC registration fee	$ *
FINRA filing fee	*
Stock exchange listing fee	*
Accounting fees and expenses	*
Legal fees and expenses	*
Printing expenses	*
Transfer agent and registrar fees and expenses	*
Miscellaneous expenses	*
Total	$ *

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Pursuant to the Wisconsin Business Corporation Law and our bylaws, our directors and officers are entitled to mandatory indemnification from us against certain liabilities (which may include liabilities under the Securities Act of 1933) and expenses (i) to the extent such officers or directors are successful in the defense of a proceeding and (ii) in proceedings in which the officer or director is not successful in defense thereof, unless (in the latter case only) it is determined that the director or officer breached or failed to perform his or her duties to us and such breach or failure constituted: (a) a willful failure to deal fairly with us or our shareholders in connection with a matter in which the director or officer had a material conflict of interest, (b) a violation of the criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful, (c) a transaction from which the director or officer derived an improper personal profit or (d) willful misconduct. It should also be noted that the Wisconsin Business Corporation Law specifically states that it is the policy of Wisconsin to require or permit indemnification in connection with a proceeding involving securities regulation to the extent required or permitted as described above. Additionally, under the Wisconsin Business Corporation Law, our directors are not subject to personal liability to us, our shareholders or any person asserting rights on behalf of us or our shareholders for certain breaches or failures to perform any duty resulting solely from their status as directors or officers except in circumstances paralleling those in subparagraphs (a) through (d) outlined above.

Expenses for the defense of any action for which indemnification may be available are required to be advanced by us under certain circumstances.

The indemnification provided by the Wisconsin Business Corporation Law and our bylaws is not exclusive of any other rights to which a director or officer may be entitled. The general effect of the foregoing provisions may be to reduce the circumstances under which an officer or director may be required to bear the economic burden of the foregoing liabilities and expenses.

The underwriting agreement for this offering will provide that the underwriters indemnify us against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act of 1933.

We also maintain director and officer liability insurance against certain claims and liabilities which may be made against our former, current or future directors or officers.

Item 15. Recent Sales of Unregistered Securities.

Within the past three years, we have not granted or issued any securities that were not registered under the Securities Act of 1933, as amended.

Item 16. Exhibits and Financial Statement Schedules.

(A) Exhibits. See the Exhibit Index immediately preceding the signature page hereto, which is incorporated by reference as if fully set forth herein.

(B) Financial Statement Schedules.

All schedules are omitted because the required information is (i) not applicable, (ii) not present in amounts sufficient to require submission of the schedule and/or (iii) included in the financial statements and accompanying notes thereto included in the prospectus filed as part of this Registration Statement.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors and officers of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director or officer of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director or officer in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description

1*	Form of Underwriting Agreement.

2+	Stock Purchase Agreement, dated December 14, 2018, by and between DMP Acquisition LLC and Mayville Engineering Company, Inc.

3.1*	Amended and Restated Articles of Incorporation of Mayville Engineering Company, Inc., to be in effect upon the completion of this offering.

3.2*	Bylaws of Mayville Engineering Company, Inc., to be in effect upon the completion of this offering.

5*	Opinion of Foley & Lardner LLP as to the legality of the securities being registered.

10.1†*	Mayville Engineering Company, Inc. 2019 Omnibus Incentive Plan.

10.2†*	Mayville Engineering Company, Inc. Long-Term Incentive Plan.

10.3†*	Mayville Engineering Company, Inc. Deferred Compensation Plan.

10.4	Credit Agreement, dated as of December 14, 2018, by and among Mayville Engineering Company, Inc., the lenders from time to time party thereto, Wells Fargo Bank, National Association, as Administrative Agent for the Lenders, and Wells Fargo Securities, LLC, as Sole Lead Arranger and Sole Bookrunner.

10.5	Senior Subordinated Credit Agreement, dated as of December 14, 2018, by and among Mayville Engineering Company, Inc., the lenders from time to time party thereto, and Wells Fargo Strategic Capital Inc., as Administrative Agent for the Lenders.

16	Letter of CliftonLarsonAllen LLP.

21	List of Subsidiaries of Mayville Engineering Company, Inc.

23.1*	Consent of Deloitte & Touche LLP.

23.2*	Consent of Baker Tilly Virchow Krause, LLP.

23.3*	Consent of Foley & Lardner LLP (included in Exhibit 5).

24*	Power of Attorney (included on signature page).

*	To be filed by amendment.
+	The disclosure schedules and similar attachments to this agreement are not being filed herewith. We agree to furnish supplementally a copy of any such schedules or attachments to the Securities and Exchange Commission upon request.
†	Management contract, compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Mayville, Wisconsin, on                , 2019.

MAYVILLE ENGINEERING COMPANY, INC.

By:
Robert D. Kamphuis Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated. Each person whose signature appears below constitutes and appoints Robert D. Kamphuis and Todd M. Butz, and each of them individually, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date

	Chairman, President, Chief Executive Officer	, 2019
Robert D. Kamphuis	(Principal Executive Officer) and Director

	Chief Financial Officer	, 2019
Todd M. Butz	(Principal Financial and Accounting Officer)

	Director	, 2019
Allen J. Carlson

	Director	, 2019
Timothy L. Christen

	Director	, 2019
Steven L. Fisher

	Director	, 2019
Craig E. Johnson

	Director	, 2019
Patrick D. Michels

	Director	, 2019
Jay O. Rothman

	Director	, 2019
John A. St. Peter

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